

HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN
TELEFOON (035) 695 76 11, FAX (035) 695 77 03

JURIDISCHE ZAKEN



Filenr. 82-4865

Doorkiesnummer 6957

Onze ref.

Uw ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASH. D.C.
184
SECTION
SUPPL

Naarden, 4 April 2003

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

PROCESSED
APR 24 2003
THOMSON FINANCIAL

4/22

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 1 January 2003

1. COMMERCIAL REGISTER

Date	Language	Change
03-02-2003	English and Dutch	Resignation Mr E. van den Assem as a member of the board of directors.



SEC
RECEIVED
PROCESSING
APR 0 9 2003
WASH. D.C.
184
SECTION

2. PRESS RELEASES

Date	Language	Subject
28-03-2003	English and Dutch	PUMA
05-03-2003	English and Dutch	Results 2002
27-01-2003	English and Dutch	Hagemeyer Business Update

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
02-04-2003	Dutch	Announcement Annual General Meeting of Shareholders to be held on April 24, 2003

4. ACCOUNTS

Language	Subject
English and Dutch	Annual account 2002

5. OTHER

Date	Language	Subject
None		

82- 4865




KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND
SEC MAIL
RECEIVED
PROCESSING
SECTION

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statutenwijziging	:19-07-2000
Maatschappelijk kapitaal	:EUR 600.000.000,00
Geplaatst kapitaal	:EUR 162.215.107,00
Gestort kapitaal	:EUR 162.215.107,00
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier

---

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Uitgegeven schuldbrieven	:Raadpleeg het handelsregisterdossier
Werkzame personen	:6

Bestuurder(s):

Naam	:ter Haar, Robert
Geboortedatum en -plaats	:13-02-1950, Amsterdam
Adres	:Mozartlaan 18, 1217CN Hilversum
Infunctietreding	:19-04-1999
Titel	:Voorzitter van de raad van bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Commissaris(sen):

Naam	:Yasuda, Thomas Yoshito
Geboortedatum en -plaats	:08-10-1940, Long Beach, Ver. Staten van Amerika
Adres	:Waokanaka Street 3934 96817-5236, Honolulu

26,32 03-02-2003 Blad 00002 volgt.


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

	Hawai, Ver. Staten van Amerika ....
Infunctietreding	:25-04-1990 ....
Titel	:Commissaris ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Corpeleijn, Wilhelmus Franciscus Theodorus ....
Geboortedatum en -plaats	:03-03-1948, Rotterdam ....
Adres	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Infunctietreding	:16-04-1998 ....
Titel	:Commissaris ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ....
Adres	:Lindsay Square 10, SW1V2SB London, Verenigd ... Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....

Gevolmachtigde(n):

Naam	:Manders, Ivo Hyacinthe Henri Joseph Marie .....
Geboortedatum en -plaats	:20-08-1950, Eindhoven ....
Adres	:Onder den Dael 10, 1261CN Blaricum ....
Functie en infunctietreding	:Procuratiehouder, 18-08-1995 ....
Titel	:Algemeen procuratiehouder ....
Bevoegdheid	:Volledige volmacht ....
Aanvang (huidige) volmacht	:22-06-1999 ....
Naam	:Bosch, Corine Joan ....
Geboortedatum en -plaats	:18-05-1966, Zoetermeer ....
Adres	:Gerard Doulaan 2, 1399ET Muiderberg ....
Infunctietreding	:14-07-1997 ....
Titel	:Bijzonder gevolmachtigde ....
Bevoegdheid	:Beperkte volmacht ....
Aanvang (huidige) volmacht	:14-07-1997 ....
Naam	:Mapletoft, Brian James ....
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk .....


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Adres	:Keizersgracht 579 P, 1017DR Amsterdam ....
Infunctietreding	:17-10-2000 ....
Titel	:Group Treasurer ....
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ....
Naam	:Tiemstra, Jan Sjoerd Tjalling ....
Geboortedatum en -plaats	:16-11-1952, Nijmegen ....
Adres	:Eikendael 28, 2245BL Wassenaar ....
Infunctietreding	:04-09-2002 ....
Titel	:Chief Financial Officer ....
Bevoegdheid	:Volledige volmacht ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

55,64

Amersfoort, 03-02-2003

Voor uittreksel

H.C. Varkevisser
coörd. handelsregisterfacturering

82-4865


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:19-07-2000
Authorized capital	:EUR 600.000.000,00
Issued capital	:EUR 162.215.107,00
Paid up capital	:EUR 162.215.107,00
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Issued debentures	:Consult the commercial register file
Employees	:6

Director(s):

Name	:ter Haar, Robert
Date and place of birth	:13-02-1950, Amsterdam
Address	:Mozartlaan 18, 1217CN Hilversum
Date of entry into office	:19-04-1999
Title	:Voorzitter van de raad van bestuur
Powers	:Solely/independently authorised

Supervisory director(s):


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Name	:Yasuda, Thomas Yoshito
Date and place of birth	:08-10-1940, Long Beach, United States of America
Address	:Waokanaka Street 3934 96817-5236, Honolulu Hawaï, United States of America
Date of entry into office	:25-04-1990
Title	:Commissaris
Name	:Kalff, Peter Jan
Date and place of birth	:12-05-1937, Amsterdam
Address	:Schapendrift 70, 1261HR Blaricum
Date of entry into office	:27-04-1994
Title	:Voorzitter Raad van Commissarissen
Name	:Corpeleijn, Wilhelmus Franciscus Theodorus
Date and place of birth	:03-03-1948, Rotterdam
Address	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal
Date of entry into office	:16-04-1998
Title	:Commissaris
Name	:Eustace, Dudley Graham
Date and place of birth	:03-07-1936, Oxford, United Kingdom
Address	:Lindsay Square 10, SW1V2SB London, United Kingdom
Date of entry into office	:19-04-1999
Title	:Vice-voorzitter Raad van Commissarissen

Authorized signatory(signatories):

Name	:Manders, Ivo Hyacinthe Henri Joseph Marie
Date and place of birth	:20-08-1950, Eindhoven
Address	:Onder den Dael 10, 1261CN Blaricum
Function and entry into office	:Holder of power of attorney for signature, 18-08-1995
Title	:Algemeen procuratiehouder
Powers	:Full power of attorney
Commencement (present) power of attorney	:22-06-1999
Name	:Bosch, Corine Joan
Date and place of birth	:18-05-1966, Zoetermeer
Address	:Gerard Doulaan 2, 1399ET Muiderberg


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Date of entry into office	:14-07-1997
Title	:Bijzonder gevolmachtigde
Powers	:Restricted power of attorney
Commencement (present) power of attorney	:14-07-1997
Name	:Mapletoft, Brian James
Date and place of birth	:28-02-1948, Sleaford, United Kingdom
Address	:Keizersgracht 579 P, 1017DR Amsterdam
Date of entry into office	:17-10-2000
Title	:Group Treasurer
Powers	:Restricted power of attorney
Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Eikendael 28, 2245BL Wassenaar
Date of entry into office	:04-09-2002
Title	:Chief Financial Officer
Powers	:Full power of attorney

Issued by the chamber of commerce

55,00

Amersfoort, 03-02-2003

HC Varkevisser

82-4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer N.V. maakt bekend dat zij met PUMA AG overeenstemming heeft bereikt over de beëindiging van de PUMA licentie voor schoeisel en accessoires in Japan. PUMA zal deze activiteiten met ingang van 1 april 2003 via haar nieuwe dochteronderneming PUMA Japan K.K. zelf ter hand nemen. Deze overdracht is in lijn met Hagemeyers strategie om zich te specialiseren in hoogwaardige business to business distributie en dienstverlening en zich daarbij te richten op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO producten.

Hagemeyer zal voor de overdracht van activa en ter compensatie een bedrag van circa EUR 30 miljoen ontvangen, waarvan ongeveer EUR 15 miljoen in het eerste halfjaar van 2003 als EBIT zal worden verantwoord. Daarnaast zal Hagemeyer de opbrengst van het uitstaande saldo van crediteuren en debiteuren ontvangen (circa EUR 22 miljoen), dat naar verwachting uiterlijk per augustus 2003 zal zijn geïnd.

Graham Pickles, lid van het Executive Committee van Hagemeyer N.V. en verantwoordelijk voor de activiteiten in Azië-Pacific: "Hagemeyers succesvolle onderneming HCL, licentiehouder van een aantal vooraanstaande merken, is er trots op dat zij heeft bijgedragen aan het creëren van een leidende positie van het PUMA merk in Japan. Wij hebben onze langdurige samenwerking met PUMA op prijs gesteld, maar wij zullen ons nu verder concentreren op onze kernactiviteit PPS in de regio."

Jochen Zeitz, Chairman en CEO van PUMA onderschrijft Hagemeyers bijdrage aan het merk PUMA: "Wij danken Hagemeyers Aziatische onderneming HCL voor het feit dat zij ruim dertig jaar een uitstekende partner is geweest en voor het afronden van deze transactie."

Naarden, 28 maart 2003
HAGEMEYER N.V.
Board of Management

Noot voor de redactie:

voor nader informatie:
I.H.H.J.M. Manders
035-6957676
www.hagemeyer.com / press@hagemeyer.com

82- 4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PRESS RELEASE

Hagemeyer today announces that it has agreed the termination of the Japanese footwear and accessories license agreement with PUMA AG. PUMA will commence direct operations in Japan on April 1, 2003 through its new subsidiary, PUMA Japan K.K. This transfer is in line with Hagemeyer's strategy of focusing on building an international value added business to business distribution services group in the markets for electrical materials, safety and other MRO products.

Hagemeyer will receive approximately EUR 30 million from the transfer of assets and compensation, around EUR 15 million of which will be reported as EBIT in the first half of 2003. Further, Hagemeyer will receive the proceeds of the liquidation of the net balance of trade creditors and trade debtors (around EUR 22 million), which is expected to be completed no later than August 2003.

Graham Pickles, Executive Committee and VP Asia-Pacific, Hagemeyer N.V. said: "Hagemeyer's successful license business, HCL, is proud to have been instrumental in building the PUMA brand in Japan to its current leadership position and we have valued our long term association with PUMA. Nevertheless, we will now take the opportunity to further concentrate on our core PPS activity in the region."

Jochen Zeitz, Chairman and CEO, PUMA acknowledged Hagemeyer's commitment to the PUMA brand: "We thank Hagemeyer Cosa Liebermann for an outstanding partnership which lasted for over 30 years and for completing this transaction."

Naarden, March 28, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information:
Ivo H.H.J.M.Manders
++31.35.6957676
www.hagemeyer.com / press@hagemeyer.com

82 - 4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (035) 6957611, FAX (035) 6944396 - www.hagemeyer.com


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. SECTION
184

PERSBERICHT

RESULTATEN 2002

- **Resultaten in overeenstemming met prognose 27 januari 2003**
  - **2002 moeilijk jaar**
  - **Omzet -5,6%; autonome groei -2,0%**
  - **Cash earnings EUR 166,7 miljoen (-30,3%)**
- **Vrije kasstroom EUR 101,2 miljoen**
- **Afname netto rentedragende schuld met EUR 167,9 miljoen**
- **Herfinanciering afgerond**
- **Slotdividend dit jaar EUR 0,18 per aandeel in contanten**

Naarden - 5 maart 2003 - Hagemeyer, de internationale business to business distributie services groep, maakt vandaag haar definitieve resultaten over 2002 bekend.

Kerncijfers

(x EUR miljoen)	2002	2001	% verschil
Omzet	**8.343,5**	8.835,7	(5,6%)
EBITA [1]	**266,1**	373,0	(28,7%)
Cash Earnings (resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill)	**166,7**	239,1	(30,3%)
Cash Earnings per aandeel (resultaat per aandeel voor afschrijving goodwill) (x EUR) [2]	**1,51**	2,20	(31,3%)

Resultaat uit gewone bedrijfsuitoefening na belastingen	**131,8**	203,3	(35,2%)
Buitengewoon resultaat na belastingen	**(75,0)**	(49,8)	
Netto winst	**56,8**	153,5	(63,0%)

Autonome groei (%)	**(2,0%)**	0,0%	
Rentedekking[3]	**4,8**	5,4	
Kasstroom uit bedrijfsoperaties	**313,9**	492,6	(36,3%)
Vrije kasstroom[4]	**101,2**	181,9	(44,4%)
Netto rentedragende schuld	**1.040,4**	1.208,3	(13,9%)

1 Bedrijfsresultaat voor afschrijving goodwill
2 Afgerond op hele Eurocenten
3 Bedrijfsresultaat voor afschrijving goodwill / netto rentelasten
4 Netto kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen, netto kasstroom uit buitengewone baten en lasten en betaalde dividenden

Omzet
De netto omzet bedroeg per 31 december 2002 EUR 8.343 miljoen ten opzichte van EUR 8.836 miljoen in het voorgaande jaar, een daling van 5,6%. Het netto effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 161 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 166 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 2,0% (EUR 165 miljoen), waarbij de autonome groei in de eerste en in de tweede helft van het jaar respectievelijk 5,1% negatief en 1,3% positief was. De verbetering in het tweede halfjaar werd in belangrijke mate veroorzaakt door de lagere vergelijkingsbasis, als gevolg van de verslechterende economische omstandigheden in het tweede halfjaar van 2001. De autonome groei voor de divisie Professional Products en Services (PPS) was zowel in het eerste halfjaar als in het tweede halfjaar negatief. De divisie Information Technology Products en Services (ITPS) en de overige activiteiten Agencies / Consumer Electronics realiseerden in de tweede helft van het jaar een positieve groei.

Bruto omzetresultaat
Het bruto omzetresultaat per 31 december 2002 was EUR 1.721 miljoen, een daling ten opzichte van het voorgaande jaar met EUR 150 miljoen, of 8,0%. Het bruto omzetresultaat als percentage van de omzet daalde van 21,2% in 2001 tot 20,6% in 2002. Deze daling is het resultaat van een verandering in de samenstelling van de omzet van de Groep en lagere marges bij de divisie PPS. Daarnaast hebben operationele problemen na de implementatie van het ERP-systeem en de ingebruikname van een nieuw regionaal distributiecentrum, een negatief effect gehad op de omzet en het bruto omzetresultaat in het Verenigd Koninkrijk. Bovendien hebben maatregelen om het voorraadniveau omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen.

EBITA
EBITA (bedrijfsresultaat voor afschrijving goodwill) bedroeg per 31 december 2002 EUR 266,1 miljoen, een daling van EUR 106,9 miljoen of 28,7% ten opzichte van het voorgaande jaar. De EBITA marge was 3,2% ten opzichte van 4,2% in 2001. De sterke afname van de EBITA marge is het gevolg van de hoge operationele gearing, die inherent is aan de activiteiten van de Groep. Daarnaast legden kosten die verband houden met het Change Program van de Groep, extra druk op het bedrijfsresultaat.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2002 met ruim 700 arbeidsplaatsen. Hiermee is het in 2001 aangekondigde programma om het aantal arbeidsplaatsen te reduceren met 2.000 afgerond. Verder zijn in 2002 regionale distributiecentra geopend in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa. Dit maakt deel uit van Hagemeyers strategisch Change Program, dat er op is gericht om de bedrijven in de kerndivisie PPS tot een samenhangend wereldwijd netwerk te vormen. Dit gebeurt onder meer door het introduceren van gemeenschappelijke bedrijfsprocessen, en gemeenschappelijke ICT en logistieke systemen, teneinde schaalvoordelen te realiseren en het serviceniveau te verbeteren.

In de EBITA over 2002 is EUR 57,5 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van

sale/lease back constructies. In 2001 bedroegen de boekwinsten uit hoofde van verkoop van materiële vaste activa EUR 3,2 miljoen.

Afschrijvingen
De afschrijvingen, inclusief afschrijving op goodwill, bedroegen in 2002 EUR 96 miljoen, tegen EUR 98 miljoen in 2001. Het aandeel in resultaat deelnemingen voor belastingen nam af van EUR 4,9 miljoen in 2001 tot EUR 3,9 miljoen in 2002.

Netto financiële lasten
De netto financiële lasten daalden van EUR 75,3 miljoen in 2001 tot EUR 63,0 miljoen in het verslagjaar. Deze daling was voornamelijk het gevolg van de lagere marktrente, het positieve effect van wisselkoersmutaties en een lagere financieringsbehoefte in 2002: dit laatste onder meer door reductie van het werkkapitaal.

Belastingen
De effectieve belastingdruk was met 23,4% ongeveer gelijk aan 2001.

Cash earnings
Het resultaat uit gewone bedrijfsuitoefening na belastingen en voor afschrijving goodwill (cash earnings) was per 31 december 2002 EUR 166,7 miljoen, een afname van 30,3% ten opzichte van EUR 239,1 miljoen in 2001. Per aandeel daalden de cash earnings met 31,3% van EUR 2,20 in 2001 tot EUR 1,51 in 2002.

Netto buitengewoon resultaat
Het buitengewoon resultaat voor belastingen betreft per saldo een verlies van EUR 95,8 miljoen (na belastingen komt dit neer op een verlies van EUR 75 miljoen). De belangrijkste elementen hiervan zijn een last van EUR 10,7 miljoen betreffende een verdere reductie van het aantal arbeidsplaatsen en EUR 78,1 miljoen met betrekking tot uitgaven voor het Change Program van de PPS divisie, in het bijzonder de niet voor activering in aanmerking komende kosten van de ontwikkeling en implementatie van het ERP-systeem, alsmede de stroomlijning van de logistieke infrastructuur. Daarnaast is een post van EUR 9,0 miljoen opgenomen, hoofdzakelijk voor het afstoten of herstructureren van niet-kernactiviteiten en een post van EUR 1,4 miljoen betreffende het boekverlies bij de verkoop van enkele dochtermaatschappijen. Tenslotte is per saldo een terugstorting opgenomen van EUR 3,5 miljoen door Sagittarius, het pensioenfonds van Hagemeyer in Nederland.

Financiële positie
Per jaareinde bedroegen de totale activa EUR 3.302 miljoen, een afname van EUR 417 miljoen ten opzichte van vorig jaar (2001: EUR 3.719 miljoen). Het netto effect van overnames en desinvesteringen heeft geleid tot een afname van de totale activa met EUR 20 miljoen. Wisselkoersmutaties hadden een geschat negatief effect van ruim EUR 280 miljoen.

De post immateriële vaste activa bedraagt per jaareinde EUR 652 miljoen. Hiervan heeft EUR 61 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties, alsmede het programmeren en testen van het ERP-systeem. Daarnaast is onder deze post per 31 december 2002 EUR 583,3 miljoen geactiveerde goodwill opgenomen.

Het eigen vermogen, voor winstbestemming, nam af van EUR 999 miljoen per eind 2001 tot EUR 929 miljoen. Deze daling betreft het saldo van de netto winst in 2002, het negatieve effect van wisselkoersmutaties en dividenden die gedurende het jaar zijn uitgekeerd.

De netto rentedragende leningen namen af van EUR 1.208 miljoen per ultimo 2001 tot EUR 1.040 miljoen. Deze afname is mede het gevolg van verbeterd werkkapitaalbeheer, wat onder meer heeft geleid tot een afname van de voorraden. Tezamen met de opbrengsten uit de verkoop van materiële vaste activa en positieve wisselkoersmutaties heeft dit geleid tot een vermindering van de netto rentedragende schulden met EUR 167,9 miljoen. De vrije kasstroom, na aftrek van de netto kasstroom uit buitengewone baten en lasten alsmede het in 2002 betaalde dividend, bedraagt EUR 101,2 miljoen (2001: EUR 181,9 miljoen).

Als onderdeel van het beleid om het aantal financieringsbronnen uit te breiden en de gemiddelde looptijd van het vreemd vermogen te verlengen, heeft Hagemeyer in 2002 een USD 211 miljoen private placement afgerond, met looptijden van zeven en tien jaar. Daarnaast werd de bestaande EUR 400 miljoen syndicated credit facility, die in 2003 zou aflopen, vervangen door een nieuwe faciliteit van EUR 500 miljoen, met een looptijd van vier jaar.

Als gevolg van deze transacties beschikt Hagemeyer over gecommitteerde lange termijn kredietfaciliteiten van meer dan EUR 1 miljard, met een gemiddelde looptijd van 4,4 jaar. De nieuwe faciliteiten komen boven op de reeds bestaande gecommitteerde korte termijn faciliteiten van ongeveer EUR 200 miljoen. Uitgaande van het huidige renteniveau zal het effectieve rentepercentage voor de Groep met ongeveer 1% toenemen ten opzichte van het gemiddeld percentage over 2002 van 4,5%.

De interest cover ratio (uitgedrukt als EBITA gedeeld door de netto rentelasten) lag per 31 december 2002 met 4,8 ruimschoots boven de intern gehanteerde norm van 3,5. De verhouding netto rentedragende schulden en EBITDA bleef per 31 december 2002 met 3,2 eveneens binnen de intern gehanteerde norm van 3,5.

Gedurende het jaar werd EUR 54,9 miljoen aangewend uit de voorziening voor herstructurering en reorganisatie. Hiervan was circa EUR 40 miljoen bestemd voor de kosten die verband houden met de reorganisatie van de PPS divisie. Dit betrof met name het stroomlijnen van de logistieke infrastructuur, het rationaliseren van het vestigingen netwerk in Europa en Noord-Amerika, en het reduceren van het aantal arbeidsplaatsen.

Werkkapitaal

Het gemiddeld werkkapitaal nam ten opzichte van het voorgaande jaar af, enerzijds door efficiënter gebruik en anderzijds door de negatieve autonome groei gedurende het jaar. Het gemiddeld werkkapitaal als percentage van de netto omzet nam licht af van 14,9% in 2001 tot 14,8% in 2002.

Kasstromen

De kasstroom uit bedrijfsactiviteiten bedroeg in het verslagjaar EUR 228,9 miljoen, een afname van EUR 127,8 miljoen (2001: EUR 356,7 miljoen). De afname is het

gevolg van de lagere EBITA (EUR 160,4 miljoen, exclusief winsten uit verkoop vaste activa). Bovendien is het werkkapitaal in 2002 minder sterk afgenomen dan in 2001 (respectievelijk EUR 49,9 miljoen en EUR 80,9 miljoen). Daarentegen namen de netto rente- en belastingbetalingen af met respectievelijk EUR 16,2 miljoen en EUR 38,7 miljoen.

De investering in materiële vaste activa bedroeg EUR 97,9 miljoen in 2002, in vergelijking met EUR 142,1 miljoen in 2001. Ontvangsten uit de verkoop van materiële vaste activa bedroegen EUR 88,1 miljoen (2001: EUR 49,0 miljoen).

De negatieve kasstroom uit buitengewone baten en lasten van EUR 72,3 miljoen was in 2002 aanzienlijk hoger dan in 2001 (EUR 21,5 miljoen). De belangrijkste oorzaak van deze toename ligt in de hogere kosten terzake van de implementatie van het Change Program, die in 2001 nog gedeeltelijk werden gepresenteerd als investeringen in materiële vaste activa. De in 2002 uitgekeerde dividenden bedroegen EUR 45,6 miljoen (2001: EUR 60,2 miljoen).

De vrije kasstroom, na aftrek van de netto kasstroom uit buitengewone baten en lasten en in 2002 betaalde dividenden, bedraagt EUR 101,2 miljoen (2001: EUR 181,9 miljoen). De vrije kasstroom werd in 2002 aangewend voor reductie van de netto rentedragende schulden en enkele kleinere acquisities.

Dividend
Uitgangspunt van Hagemeyers dividendbeleid is een pay out ratio van 35% tot 40% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill. Uitkering van het interim dividend vindt plaats in contanten. Aandeelhouders wordt bij het slotdividend de keuze geboden tussen een uitkering geheel in contanten dan wel in de vorm van een dividend in aandelen.

De afgelopen jaren heeft nagenoeg de helft van Hagemeyers aandeelhouders ervoor gekozen om het slotdividend in contanten op te nemen, terwijl de andere helft de keuze maakte voor een dividend in aandelen. Bij onze cash planning voor de uitkering van het slotdividend over 2002 hebben wij deze verdeling weer als leidraad genomen.

Echter, de recente onrust op de financiële markten en de volatiliteit van de koers van het Hagemeyer aandeel, zou kunnen betekenen dat bij een verdere daling van de beurskoers een onevenredig groot aantal aandelen zou moeten worden uitgegeven om dit keuzedividend wederom mogelijk te maken. De omvangrijke verwatering die hiervan het gevolg zou zijn, is naar onze mening niet gewenst.

Het alternatief, om het slotdividend op basis van bovengenoemde pay out ratio volledig in contanten uit te keren, wordt evenmin wenselijk geacht. Tjalling Tiemstra, CFO van Hagemeyer: " In onze cash flow planning voor 2003 hebben wij EUR 20 miljoen gereserveerd voor het contante deel van het slotdividend over 2002. Verdere verhoging van dit bedrag zou ten koste gaan van onze investeringsprogramma's en is daarmee naar onze overtuiging niet in het belang van aandeelhouders."

De hier genoemde bijzondere omstandigheden leiden ertoe dat Hagemeyer bij de uitvoering van haar beleid dit jaar de uitkering van het dividend over 2002 beperkt tot het contante deel van het dividend. Daarbij is uitgegaan van de bovengenoemde

verwachte opname van ongeveer 50% van het slotdividend in contanten in lijn met voorgaande jaren. Hierdoor wordt de pay out ratio feitelijk verlaagd tot 22% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill.

Voorgesteld wordt derhalve aan de houders van gewone aandelen Hagemeyer een dividend in contanten uit te keren van EUR 0,33 per aandeel. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim dividend ten bedrage van EUR 0,15 resteert derhalve een contant slotdividend van EUR 0,18.

Vooruitzichten
Gegeven de toenemende politieke en economische onzekerheid is het thans onmogelijk te voorspellen hoe onze markten zich in de loop van 2003 zullen ontwikkelen. Vast staat wel dat het eerste halfjaar zwaar zal zijn. Tegen deze achtergrond zal Hagemeyer zich concentreren op die onderdelen van haar activiteiten waarop zij invloed kan uitoefenen. Het Change Program zal stapsgewijs in een gedoseerd tempo verder worden uitgerold. Door het nieuwe business model kunnen wij ons beter richten op de winstgevendheid per klant en per product. Het model zal ook leiden tot een verdere verbetering van het werkkapitaalbeheer en operationele efficiency. Wij vertrouwen er op dat wij door de maatregelen die genomen worden in staat zullen zijn om ten volle te profiteren van een toekomstig herstel van onze markten.

Jaarverslag/jaarvergadering
Het jaarverslag over 2002 zal begin april verschijnen. De jaarlijkse algemene vergadering van aandeelhouders zal plaatsvinden op 24 april 2003 om 14.00 uur in de Heianzaal van het Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

Naarden, 5 maart 2003
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Zoals bekend zal de heer Mr R. ter Haar vandaag om 09.00 uur nadere informatie geven aan de pers over de resultaten en de strategie in een persconferentie in Hotel Krasnapolsky te Amsterdam.

Bijlagen: 7

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	**2002**	2001
Netto omzet	**8.343.472**	8.835.726
Kostprijs van de omzet	**(6.622.096)**	(6.964.251)
Bruto-omzetresultaat	**1.721.376**	1.871.475
Verkoop- en algemene beheerskosten voor afschrijving goodwill	**(1.516.112)**	(1.505.378)
Overige netto bedrijfsopbrengsten	**60.841**	6.862
Bedrijfsresultaat voor afschrijving goodwill	**266.105**	372.959
Afschrijving goodwill	**(34.848)**	(35.849)
Bedrijfsresultaat	**231.257**	337.110
Aandeel in resultaat deelnemingen voor belastingen	**3.871**	4.937
Uitkomst der financiële baten en lasten	**(62.990)**	(75.331)
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**172.138**	266.716
Belastingen	**(40.279)**	(61.269)
Aandeel van derden	**(45)**	(2.183)
Resultaat uit gewone bedrijfsuitoefening na belastingen	**131.814**	203.264
Buitengewoon resultaat na belastingen	**(75.024)**	(49.785)
Resultaat na belastingen	**56.790**	153.479

Gegevens per gewoon aandeel (afgerond op hele Eurocenten)		
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill	**1,51**	2,20
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill, conversierechten meegerekend	**1,50**	2,18
Resultaat uit gewone bedrijfsuitoefening na belastingen	**1,19**	1,86
Resultaat uit gewone bedrijfsuitoefening na belastingen, conversierechten meegerekend	**1,18**	1,85
Resultaat na belastingen	**0,50**	1,40
Resultaat na belastingen, conversierechten meegerekend	**0,50**	1,40
Gewogen gemiddelde uitstaande gewone aandelen	**108.975.339**	107.797.295
Gewogen gemiddelde uitstaande gewone aandelen, conversierechten meegerekend	**110.235.424**	108.696.781

Bijlage II

Buitengewoon Resultaat na Belastingen

(x EUR 1.000)	**2002**	2001
Netto restitutie pensioenfonds	**3.520**	26.443
	3.520	26.443
Kosten herstructurering - personeelsreductie	**(10.748)**	(35.000)
Kosten herstructurering - PPS	**(2.213)**	(5.774)
Wijziging activeringscriteria Change Program	**(75.877)**	-
Kosten herstructurering - ITPS	**(3.024)**	(27.419)
Verkoop van dochtermaatschappijen en deelnemingen	**(1.446)**	-
Overige buitengewone lasten	**(6.015)**	(7.582)
	(99.323)	(75.775)
Buitengewoon resultaat voor belastingen	**(95.803)**	(49.332)
Belastingen	**20.779**	(453)
Buitengewoon resultaat na belastingen	**(75.024)**	(49.785)

Bijlage III

Geconsolideerde balans per 31 december
(voor winstbestemming)

(x EUR 1.000)	2002	2001
Activa		
Vaste activa		
Immateriële vaste activa	**652.397**	730.004
Materiële vaste activa	**261.838**	328.667
Financiële vaste activa	**39.935**	41.610
Actieve belastinglatentie	**91.129**	80.607
	1.045.299	1.180.888
Vlottende activa		
Voorraden	**817.138**	959.855
Handelsdebiteuren	**1.257.646**	1.388.414
Overige vorderingen en overlopende activa	**137.025**	134.919
Liquide middelen	**44.995**	55.410
	2.256.804	2.538.598
	3.302.103	3.719.486
Passiva		
Eigen vermogen	**928.575**	999.220
Aandeel van derden	**3.649**	9.547
Achtergestelde leningen	**150.000**	150.000
Garantievermogen	**1.082.224**	1.158.767
Langlopende schulden		
Voorzieningen	**168.328**	216.669
Langlopende schulden	**703.157**	710.688
Overige langlopende verplichtingen	**1.456**	1.947
	872.941	929.304
Kortlopende schulden		
Handelscrediteuren en overige kortlopende schulden	**1.116.159**	1.230.378
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**230.779**	401.037
	1.346.938	1.631.415
	3.302.103	3.719.486

Bijlage IV

Geconsolideerd mutatie-overzicht van het eigen vermogen
(voor winstbestemming)

(x EUR 1.000)	**31-12-02**	31-12-01
Eigen vermogen per 1 januari	**999.220**	891.198
Dividend op gewone aandelen	**(56.240)**	(55.728)
Resultaat na belastingen over de verslagperiode	**56.790**	153.479
Stock dividend	**29.846**	25.100
Betaald interim dividend	**(16.418)**	(27.037)
Dividend over de cumulatief preferente aandelen	**(2.284)**	(2.340)
Koersverschillen	**(82.339)**	14.548
Eigen vermogen per einde verslagperiode	**928.575**	999.220

Bijlage V

Geconsolideerd overzicht vrije kasstroom over het kalenderjaar

(x EUR 1.000)	**2002**	2001
Bedrijfsactiviteiten		
Bedrijfsresultaat	**231.257**	337.110
aangepast voor:		
Afschrijvingen	**96.173**	97.983
(Winst) / Verlies bij verkoop vaste activa	**(57.618)**	(4.052)
Mutaties in werkkapitaal:		
- Voorraden	**62.610**	86.323
- Vorderingen	**27.104**	53.549
- Handels- en overige crediteuren	**(39.860)**	(58.939)
Mutaties in voorzieningen	**(5.782)**	(19.422)
Kasstroom uit bedrijfsoperaties	**313.884**	492.552
Ontvangen rente	**5.678**	9.368
Ontvangen dividenden uit deelnemingen	**1.529**	5.504
Betaalde rente en soortgelijke kosten	**(70.208)**	(90.102)
Betaalde belastingen	**(21.943)**	(60.616)
Netto kasstroom uit bedrijfsactiviteiten	**228.940**	356.706
Netto kasstroom uit buitengewone baten en lasten	**(72.305)**	(21.476)
Aankoop vaste activa	**(97.913)**	(142.113)
Verkoop vaste activa	**88.094**	48.998
Dividenden betaald aan minderheidsbelangen	**(524)**	(365)
Dividenden betaald aan aandeelhouders	**(45.093)**	(59.875)
Vrije kasstroom	**(101.199)**	(181.875)

Bijlage VI

verzicht autonome groei Hagemeyer Groep

	Q1 2002	gecorrig. 2002 *	Q2 2002	gecorrig. 2002 *	HY1 2002	gecorrg. 2002*	Q3 2002	Q3 gecorrig 2002 *	Q4 2002	Q4 gecorrig. 2002 *	HY2 2002	HY2 gecorrig. 2002*	FY 2002	FY gecorrig. 2002*
S Europa	-4.1%	*-1.1%*	-1.5%	*-1.8%*	*-2.8%*	*-1.4%*	0.5%	*-0.9%*	-5.4%	*-5.8%*	-2.5%	-3.4%	-2.6%	-2.6%
S Noord-Amerika	-15.6%	*-14.1%*	-10.2%	*-10.2%*	*-13.0%*	*-12.3%*	-6.6%	*-7.9%*	-8.2%	*-7.8%*	-7.4%	-7.8%	-10.3%	-10.3%
S Azie-Pacific	-4.6%	*-2.7%*	5.7%	*5.4%*	*0.7%*	*1.5%*	9.5%	*8.0%*	7.8%	*7.4%*	8.7%	7.7%	4.7%	4.7%
S Totaal	**-7.7%**	*-5.2%*	**-3.4%**	*-3.6%*	*-5.5%*	*-4.4%*	**-0.8%**	*-2.2%*	**-5.2%**	*-5.3%*	**-3.0%**	**-3.8%**	**-4.2%**	**-4.2%**
PS	**-9.1%**		**-1.2%**		**-5.2%**		**14.9%**		**22.0%**		**18.3%**		**5.5%**	
erige Activiteiten	**-4.5%**		**0.1%**		**-2.1%**		**-1.7%**		**8.9%**		**3.4%**		**0.8%**	
gemeyer Groep	**-7.7%**		**-2.6%**		**-5.1%**		**2.0%**		**0.6%**		**1.3%**		**-2.0%**	

Gecorrigeerde autonome groei = autonome groei op basis van hetzelfde aantal werkbare dagen, in verband met anders vallende je dagen. Een vergelijking op basis van de gecorrigeerde autonome groei geeft een juister beeld van de onwikkeling van de iviteiten.

Bijlage VII

Commentaar op de ontwikkelingen in het jaar 2002

Professional Products en Services (PPS)

PPS Totaal

(x EUR miljoen)	**2002**	2001
Netto omzet	**5.876,2**	6.195,5
Bruto omzetresultaat	**1.377,8**	1.493,2
Bruto omzetresultaat als % van de netto omzet	**23,4%**	24,1%
EBITA	**199,6**	300,7
EBITA als % van de netto omzet	**3,4%**	4,9%
Werkkapitaal als % van de netto omzet	**18,1%**	16,9%

In totaliteit liet de markt voor Hagemeyers kernactiviteit PPS geen verbetering zien ten opzichte van de eerste helft van het jaar, hoewel de ontwikkelingen per regio verschilden. Marktomstandigheden in de Verenigde Staten, Duitsland en het Verenigd Koninkrijk zijn verder verslechterd. Met name in december was het orderniveau in de hele PPS divisie erg laag. In het Verenigd Koninkrijk resulteerden de problemen volgend op de introductie van het nieuwe ERP-systeem en het nieuwe regionale distributiecentrum in een tijdelijk verlies van marktaandeel. Over het gehele jaar was dan ook sprake van een negatieve autonome groei van 4,2%, bestaande uit een negatieve groei van 5,5% voor het eerste halfjaar en een negatieve groei van 3,0% in de tweede helft van het jaar.

In 2002 was sprake van toegenomen prijsdruk in de markt, veroorzaakt door de aanhoudend slechte economische omstandigheden. Daarnaast hebben de operationele problemen in het Verenigd Koninkrijk ook een belangrijk negatief effect gehad op het bruto omzetresultaat. Bovendien hebben maatregelen om het voorraadniveau voor de gehele divisie omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen. Dit alles resulteerde in een afname van de bruto marge van 24,1% in 2001 tot 23,4% in 2002.

De sterke afname van de EBITA marge, van 4,9% in 2001 naar 3,4%, is het gevolg van de hoge operationele gearing, die inherent is aan de activiteiten van de divisie. Daarnaast legden kosten die verband houden met het Change Program van de Groep extra druk op het bedrijfsresultaat.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2002 met ruim 700 arbeidsplaatsen. Verder zijn in 2002, als onderdeel van het strategisch Change Program, regionale distributiecentra geopend in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa.

In de EBITA voor de divisie over 2002 is EUR 52,7 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van sale/lease back constructies.

PPS Europa

(x EUR miljoen)	**2002**	2001
Netto omzet	**3.867,9**	3.998,7
Bruto omzetresultaat	**916,8**	982,9
Bruto omzetresultaat als % van de netto omzet	**23,7%**	24,6%
EBITA	**157,8**	214,6
EBITA als % van de netto omzet	**4,1%**	5,4%
Werkkapitaal als % van de netto omzet	**17,2%**	15,7%

In 2002 bedroeg de netto omzet EUR 3.867,9 miljoen, een afname van 3,3% ten opzichte van het voorgaande jaar. Enkele kleinere desinvesteringen hadden een omzetafname van EUR 29,1 miljoen tot gevolg. Het positieve effect van wisselkoersmutaties op de omzet bedroeg EUR 3,3 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 2,6% (EUR 105,1 miljoen), met een negatieve autonome groei in het eerste en het tweede halfjaar van respectievelijk 2,8% en 2,5%. De ontwikkelingen in de grote volumemarkten, Duitsland en het Verenigd Koninkrijk, waren negatief. In het bijzonder waren de resultaten van het Verenigd Koninkrijk teleurstellend. Als gevolg van operationele problemen na de introductie van het ERP-systeem bij Newey & Eyre, de grootste operationele unit, en het opstarten van een nieuw regionaal distributiecentrum, kon het hoge serviceniveau dat klanten van Hagemeyer gewend zijn niet worden gehandhaafd. Hierdoor is marktaandeel verloren. Bovendien is de markt voor elektrotechnische materialen in het Verenigd Koninkrijk gedurende 2002 voor het eerst sinds vele jaren gekrompen. De teruglopende omzet in Duitsland en het Verenigd Koninkrijk werd in beperkte mate gecompenseerd door positieve autonome groei in Spanje en Scandinavië.

Het bruto omzetresultaat over 2002 bedroeg EUR 916,8 miljoen, een afname van EUR 66,1 miljoen ten opzichte van het voorgaande jaar. Het bruto omzetresultaat als percentage van de netto omzet daalde van 24,6% in 2001 naar 23,7%. Deze daling is het gevolg van prijsdruk in de markt, veroorzaakt door de verder verslechterende economische omstandigheden, en een verandering in de samenstelling van de omzet van PPS Europa. Daarnaast hebben de operationele problemen in het Verenigd Koninkrijk een negatief effect gehad op het bruto omzetresultaat. Bovendien hebben maatregelen om het voorraadniveau in de divisie omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen.

De EBITA nam af van EUR 214,6 miljoen in 2001 tot EUR 157,8 miljoen. Als percentage van de netto omzet daalde de EBITA marge van 5,4% in 2001 naar 4,1%. De sterke afname van de EBITA marge is het gevolg van de hoge operationele gearing en extra kosten die verband houden met het Change Program van de Groep.

In de EBITA over 2002 is EUR 52,3 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van sale/lease back constructies.

Het werkkapitaal als percentage van de netto omzet nam met 1,5% toe tot 17,2%, aangezien de snelle afname van de omzet niet kon worden opgevangen door een evenredige afname van het werkkapitaal. Daarnaast nam in het Verenigd Koninkrijk het werkkapitaal toe als gevolg van bovengenoemde operationele problemen.

PPS Noord-Amerika

(x EUR miljoen)	**2002**	2001
Netto omzet	**1.560,8**	1.751,1
Bruto omzetresultaat	**357,3**	409,5
Bruto omzetresultaat als % van de netto omzet	**22,9%**	23,4%
EBITA	**21,7**	71,1
EBITA als % van de netto omzet	**1,4%**	4,1%
Werkkapitaal als % van de netto omzet	**21,6%**	20,2%

De netto omzet over 2002 bedroeg EUR 1.560,8 miljoen, een daling van 10,9% ten opzichte van EUR 1.751,1 miljoen vorig jaar. Als gevolg van acquisities nam de omzet toe met EUR 71,0 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 89,7 miljoen.

Over het gehele jaar was er sprake van een negatieve autonome groei van 10,3% (EUR 171,6 miljoen), opgebouwd uit een negatieve groei over het eerste en tweede halfjaar van respectievelijk 13,0% en 7,4%. De daling van de omzet is voornamelijk veroorzaakt door een sterke teruggang van Hagemeyers belangrijkste afzetmarkten; de industriële productiesector alsmede de commerciële bouw- en installatiemarkt. Het aanzienlijke verlies van banen in de Amerikaanse productiesector is direct van invloed geweest op een aantal van onze belangrijkste productcategorieën, waaronder veiligheidsproducten. Ook de omzet uit langlopende Integrated Supply contracten nam in 2002 af, als gevolg van lagere volumes bij onze klanten. Deze lagere volumes konden niet worden opgevangen door nieuwe contracten.

Ondanks de moeilijke marktomstandigheden is belangrijke voortgang geboekt bij de integratie van de verschillende operationele units in de Verenigde Staten. De verkooporganisaties zijn in 2002 volledig geïntegreerd en een eerste regionaal distributiecentrum is in gebruik genomen.

Het bruto omzetresultaat bedroeg over 2002 EUR 357,3 miljoen, ofwel 22,9% als percentage van de netto omzet (2001: 23,4%). Het bruto omzet resultaat nam af als gevolg van een combinatie van lagere volumes en toegenomen prijsdruk gedurende het jaar.

De EBITA was per 31 december 2002 EUR 21,7 miljoen. Als percentage van de netto omzet bedroeg de EBITA 1,4%. Ondanks ingrijpende maatregelen om de kosten te verlagen, leidden de snelle afname van het omzetvolume en de lagere bruto marges tot een aanzienlijk lagere EBITA.

Als gevolg van de snelle omzetdaling nam bovendien de effectiviteit van het werkkapitaalbeheer af. Dit resulteerde in een verslechtering van de werkkapitaal ratio van 20,2% tot 21,6%.

PPS Azië-Pacific

(x EUR miljoen)	**2002**	2001
Netto omzet	**447,6**	445,7
Bruto omzetresultaat	**103,7**	100,9
Bruto omzetresultaat als % van de netto omzet	**23,2%**	22,6%
EBITA	**20,1**	14,9
EBITA als % van de netto omzet	**4,5%**	3,4%
Werkkapitaal als % van de netto omzet	**13,6%**	15,5%

De netto omzet steeg licht van EUR 445,7 miljoen in 2001 tot EUR 447,6 miljoen. Het netto effect van kleinere desinvesteringen en acquisities leidde tot een omzetafname van EUR 16,7 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 1,2 miljoen.

Over het gehele jaar was sprake van een autonome groei van 4,7% (EUR 19,8 miljoen), met een autonome groei in de eerste en de tweede helft van het jaar van respectievelijk 0,7% en 8,7%. De groei van de omzet werd gedragen door een herstel van het C&I (constructie- en installatie) marktsegment. Daarnaast nam het marktaandeel van Hagemeyer Electrical Group (HEG) toe, en werd een sterke start gemaakt met Integrated Supply services en de verkoop van veiligheidsproducten. De omzet van HAPE daalde aanzienlijk, als gevolg van de sterk afgenomen markt voor elektronica.

Het bruto omzetresultaat over 2002 bedroeg EUR 103,7 miljoen, ofwel 23,2% als percentage van de netto omzet. De toename van het bruto omzetresultaat is met name het gevolg van een verbetering van de omzetmix. De EBITA over 2002 bedroeg EUR 20,1 miljoen, ofwel 4,5% van de netto omzet. Kostenbeheersingsmaatregelen die in 2001 waren geïnitieerd, werkten positief door in de operationele resultaten van de divisie in 2002.

Als gevolg van efficiënter voorraadbeheer bij HEG verbeterde de werkkapitaal ratio in belangrijke mate, van 15,5% tot 13,6%.

Information Technology Products en Services (ITPS)

(x EUR miljoen)	**2002**	2001
Netto omzet	**1.647,3**	1.737,8
Bruto omzetresultaat	**98,5**	106,9
Bruto omzetresultaat als % van de netto omzet	**6,0%**	6,1%
EBITA	**31,2**	26,6
EBITA als % van de netto omzet	**1,9%**	1,5%
Werkkapitaal als % van de netto omzet	**6,5%**	9,1%

De omzet van de divisie ITPS nam in 2002 af van EUR 1.737,8 miljoen tot EUR 1.647,3. Desinvesteringen leidden tot een afname van de omzet met EUR 129,1 miljoen. Het negatief effect van wisselkoersmutaties op de omzet bedroeg EUR 46,5 miljoen.

De desinvesteringen betreffen de beëindiging van de activiteiten van Tech Pacific in de Filippijnen en het inbrengen van de Nederlandse ICT distributie-activiteiten in een joint venture per 1 mei 2001, waardoor deze omzet niet langer wordt geconsolideerd. De ITPS divisie bestaat nu nog alleen uit Tech Pacific, met activiteiten in Azië-Pacific. Tech Pacific distribueert onder andere pc's, software, randapparatuur en netwerk- en telecommunicatieproducten.

Tech Pacific boekte over het gehele jaar een autonome groei van 5,5%. In de eerste helft van 2002 was de groei nog 5,2% negatief, maar in de tweede helft werd een sterke positieve groei van 18,3% behaald ondanks de nog altijd zwakke markt voor ICT producten. De sterke groei van de omzet en het marktaandeel van Tech Pacific werd met name gerealiseerd in Australië. In India was sprake van herstel in het tweede halfjaar, met een positieve autonome groei na een moeilijk eerste halfjaar.

De bruto marge van de divisie nam af met 0,1%, als gevolg van het niet langer consolideren van de Nederlandse ICT activiteiten. De bruto marge van Tech Pacific nam met 0,1% toe. Dit ondanks de moeilijke marktomstandigheden waarmee de sector het hele jaar te kampen had, en die leidden tot zware prijsdruk.

In het tweede halfjaar van 2001 is door Tech Pacific in Australië een programma van kostenbesparende maatregelen ingezet, dat resulteerde in een vermindering van arbeidsplaatsen met circa 30% in 2002. Door deze acties, samen met een stringent kostenbeheer elders in de organisatie, was Tech Pacific in staat de EBITA zowel in absolute bedragen als in percentage van de omzet belangrijk te verbeteren. Dit alles resulteerde in een EBITA van EUR 31,2 miljoen (2001: EUR 26,6 miljoen) voor de divisie, en een EBITA marge van 1,9% (2001: 1,5%).

In 2002 was bij Tech Pacific sprake van buitengewone lasten voor herstructurering alsmede voor de beëindiging van de activiteiten in de Filippijnen voor een bedrag van EUR 3,0 miljoen.

De verbetering van het werkkapitaal als percentage van de netto omzet, van 9,1% in 2001 tot 6,5% in 2002, is het gevolg van een belangrijk efficiënter gebruik van het werkkapitaal.

Agencies / Consumer Electronics

(x EUR miljoen)	**2002**	2001
Netto omzet	**819,9**	902,4
Bruto omzetresultaat	**245,0**	271,4
Bruto omzetresultaat als % van de netto omzet	**29,9%**	30,1%
EBITA	**66,3**	79,0
EBITA als % van de netto omzet	**8,1%**	8,8%
Werkkapitaal als % van de netto omzet	**19,7%**	21,3%

De netto omzet van de divisie Agencies / Consumer Electronics bedroeg over 2002 EUR 819,9 miljoen, een afname van EUR 82,5 miljoen, of 9,1% ten opzichte van het voorgaande jaar. Wisselkoersmutaties hadden een drukkend effect van EUR 32,2 miljoen op de omzet. Van de afname is EUR 57,0 miljoen toe te schrijven aan het netto effect van desinvesteringen en acquisities, met name als gevolg van de beëindiging van deels slecht renderende agentschappen van HCL. Deze onderneming richt zich op de marketing van talrijke vooraanstaande merken, op exclusieve basis dan wel als licentiehouder. HCL vertegenwoordigt topmerken op het gebied van sport- en vrijetijdsartikelen, en huishoudelijke en mode-artikelen in de regio Azië-Pacific. Over het gehele jaar realiseerde de divisie een autonome groei van 0,8%, met een autonome groei voor het eerste en tweede halfjaar van respectievelijk 2,1% negatief en 3,4% positief.

De autonome groei van de divisie werd gedragen door HCL, met 11,2%. Deze groei is grotendeels tenietgedaan door de teleurstellende ontwikkeling van de omzet bij de consumentenelektronica-activiteiten van GPX in de Verenigde Staten, als gevolg van een dalend consumentenvertrouwen. De agentschappen bij het Nederlandse Haagtechno en Fodor hadden eveneens te maken met moeilijke marktomstandigheden.

De divisie realiseerde in 2002 een EBITA van EUR 66,3 miljoen (2001: EUR 79,0 miljoen). De EBITA als percentage van de netto omzet nam af van 8,8% in 2001 tot 8,1%. Dit is het gevolg van de sterk lagere winstgevendheid van met name de consumentenelektronica-activiteiten in de Verenigde Staten.

Buitengewone lasten, hoofdzakelijk in verband met de geplande beëindiging van bepaalde activiteiten bij HCL en Fodor, bedroegen in 2002 EUR 6,0 miljoen voor belastingen.

Efficiency in het gebruik van het werkkapitaal, berekend als percentage van de netto omzet, verbeterde 21,3% in 2001 tot 19,7% in 2002. Alle werkmaatschappijen van de divisie hebben hieraan in 2002 bijgedragen.

82-4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396 – www.hagemeyer.com


SEC MAIL
APR 0 2 2003
WASH, D.C.

PRESS RELEASE

RESULTS 2002

- **Results in line with business update January 27, 2003**
  - **2002 difficult year**
  - **Sales –5.6%; organic growth –2.0%**
  - **Cash earnings EUR 166.7 million (-30.3%)**
- **Free cash flow EUR 101.2 million**
- **Reduction net interest bearing debt of EUR 167.9 million**
- **Refinancing completed**
- **Final dividend this year EUR 0.18 per share in cash**

Naarden, the Netherlands – March 5, 2003 – Hagemeyer, the worldwide business to business distribution services group, today announces its definitive financial results for 2002.

Financial highlights

(x EUR millions)	2002	2001	% Change
Sales	**8,343.5**	8,835.7	(5.6%)
EBITA [1]	**266.1**	373.0	(28.7%
Cash Earnings (Ordinary profit after taxes before amortisation of goodwill)	**166.7**	239.1	(30.3%)
CEPS (Cash Earnings per Share) (x EUR) [2]	**1.51**	2.20	(31.3%)

Ordinary profit after taxes	**131.8**	203.3	(35.2%)
Net extraordinary items after taxes	**(75.0)**	(49.8)	
Net profit	**56.8**	153.5	(63.0%)

Organic growth (%)	**(2.0%)**	0.0%	
Interest cover ratio [3]	**4.8**	5.4	
Operating cash flow	**313.9**	492.6	(36.3%)
Free cash flow [4]	**101.2**	181.9	(44.4%)
Net interest bearing debt	**1,040.4**	1,208.3	(13.9%)

1 Operating profit before amortisation of goodwill
2 Rounded to the nearest Euro cent
3 Calculated as operating profit before amortisation of goodwill / net interest expense
4 Cash flow from operational activities less net capital expenditures, cash flow from extraordinary items and dividends paid

Sales
Net sales for the year ended December 31, 2002 were EUR 8,343 million, a decrease of 5.6% compared to the prior year's total of EUR 8,836 million. The net effect of divestments and acquisitions led to a decrease in sales of EUR 161 million. Foreign exchange rates had a negative effect on sales of EUR 166 million.

For the full year organic growth was a negative 2.0% (EUR 165 million), with the first and the second half showing a negative 5.1% and a positive 1.3%, respectively. The improvement in the second half of the year was largely due to the lower basis for comparison as a result of the deteriorating economic conditions in the second half of 2001. Organic growth for the Professional Products and Services (PPS) division was negative for both the first and the second half of the year. The Information Technology Products and Services (ITPS) division and the activities of Agencies / Consumer Electronics realised positive growth in the second half of the year.

Gross Profit
Gross profit for the year ended December 31, 2002 was EUR 1,721 million, a decrease compared to the prior year of EUR 150 million or 8.0%. Gross margin decreased from 21.2% in 2001 to 20.6% in 2002. This decrease reflects a change in the composition of the Group's sales and lower margins in the PPS division. In addition, operational problems after the implementation of the ERP system and the start-up of a new regional distribution centre, negatively impacted sales and gross profit in the UK. Furthermore, measures to reduce inventory levels resulted in a one-off reduction in income from supplier bonuses.

EBITA
EBITA (operating profit before amortisation of goodwill) for the year ended December 31, 2002 was EUR 266.1 million, a decrease of EUR 106.9 million or 28.7% compared to the prior year. The EBITA margin was 3.2% compared to 4.2% in 2001. The significant decrease in the EBITA margin was due to high operational gearing, inherent in the Group's activities. In addition, costs related to the Change Program of the Group put extra pressure on operating profit.

Measures to reduce operating costs and increase productivity resulted in a reduction of headcount by more than 700 in 2002, amongst other things. This completed the program to reduce headcount by 2,000, as announced in 2001. In addition, in 2002, regional distribution centres have gone live in the UK, the US and Central Europe. These actions form part of Hagemeyer's strategic Change Program which is designed to integrate the core PPS division into a cohesive worldwide network, amongst other things through the introduction of common business processes, a common IT platform and common logistics systems in order to achieve economies of scale and improved service levels.

EBITA for 2002 includes EUR 57.5 million book gains generated by the sale of tangible fixed assets, largely through sale and leaseback constructions. In 2001, book gains from the sale of tangible fixed assets amounted to EUR 3.2 million.

Depreciation
Depreciation, including amortisation of goodwill, amounted to EUR 96 million in 2002, compared to EUR 98 million in 2001. The share in pre-tax results of associated companies decreased from EUR 4.9 million in 2001 to EUR 3.9 million in 2002.

Net financial expense
Net financial expense for the year under review decreased from EUR 75.3 million in 2001 to EUR 63.0 million. This decrease is primarily due to lower interest rates, the positive effect of foreign exchange differences, and a reduced need for funding in 2002. The latter was partly due to a reduction in working capital.

Taxes
The Group's effective tax rate at 23.4% was more or less in line with 2001.

Cash earnings
Cash earnings (ordinary profit after taxes before amortisation of goodwill) for the year ended December 31, 2002 were EUR 166.7 million, a decrease of 30.3% compared to EUR 239.1 million in 2001. Cash earnings per share decreased by 31.3% from EUR 2.20 in 2001 to EUR 1.51 in 2002.

Net extraordinary result
The net extraordinary result before taxes was a negative of EUR 95.8 million (after tax EUR 75 million). The main items included in this result are a EUR 10.7 million charge for a further headcount reduction and a EUR 78.1 million charge related to the costs of the Change Program in the PPS division, in particular the costs of the development and implementation of the ERP system and the streamlining of the logistics infrastructure, which are not capitalised. In addition, a charge of EUR 9.0 million is included primarily for divestment or restructuring of non-core activities and a charge of EUR 1.4 million related to the book loss on the divestment of some subsidiaries. Finally, a net refund of EUR 3.5 million by Sagittarius, Hagemeyer's pension fund in the Netherlands, is included in the extraordinary result.

Financial position
Total assets at December 31, 2002 were EUR 3,302 million, a decrease of EUR 417 million compared to the prior year (2001: EUR 3,719 million). The net effect of acquisitions and divestments, led to a decrease in total assets of EUR 20 million. Movements in foreign exchange rates had a negative effect in excess of EUR 280 million.

Intangible assets at December 31, 2002 were EUR 652 million. Of this, EUR 61 million relates to capitalised expenditure for software licences and the programming and testing of the ERP system. In addition, EUR 583.3 million of capitalised goodwill is included in this item as at December 31, 2002.

Shareholders' equity (before the appropriation of profit) decreased from EUR 999 million at the end of 2001 to EUR 929 million. This decrease reflects the year's net profit, the negative effect of movements in foreign exchange rates and dividends paid during the year.

The Group's net interest bearing debt decreased from EUR 1,208 million at the end of 2001 to EUR 1,040 million. This decrease was in part due to improved working capital management, which resulted in lower inventory levels, amongst other things. Combined with the proceeds from the sale of tangible fixed assets and positive movements in foreign exchange rates, this resulted in a decrease of the net interest bearing debt by EUR 167.9 million. The free cash flow, after deduction of the net cash flow from extraordinary items as well as dividends paid in 2002, amounts to EUR 101.2 million (2001: EUR 181.9 million).

As part of the strategy to diversify sources of funding and lengthen the average maturity profile of its debts, Hagemeyer has completed a USD 211 million private placement in 2002 with seven and ten year maturity periods. In addition, the existing EUR 400 million syndicated credit facility, due to mature in 2003, has been replaced by a new EUR 500 million facility, which will expire in four years time.

As a result of these transactions, Hagemeyer has long term committed credit facilities of over EUR 1 billion with an average maturity of 4.4 years. The new facilities come in addition to existing committed short term facilities of approximately EUR 200 million. Based on current interest rate levels, the Group's effective interest rate will increase by approximately 1% compared to the average for 2002 of 4.5%.

The interest cover ratio (EBITA/net interest expense) at December 31, 2002 was 4.8, well above management's minimum target ratio of 3.5. The ratio of net interest bearing debt/EBITDA at December 31, 2002 of 3.2 also remained within management's target ratio of 3.5.

During the year, the Group utilised EUR 54.9 million of its restructuring and reorganisation provisions. Of the total, approximately EUR 40 million was for costs incurred for the reorganisation of the PPS division. This primarily included streamlining the logistics infrastructure, rationalisation of the branch network in Europe and North America, and reducing headcount.

Working capital
The average working capital decreased compared to the prior year. This reflects both an improvement in working capital utilisation and the negative organic growth during the year. Average working capital as a percentage of net sales improved slightly, from 14.9% in 2001 to 14.8%.

Cash flow
Cash flow from operational activities for the year ended December 31, 2002 was EUR 228.9 million, a decrease of EUR 127.8 million (2001: EUR 356.7 million). The decrease reflects lower EBITA (EUR 160.4 million, excluding proceeds from the sale of fixed assets). In addition, the working capital decreased less strongly in 2002 compared to 2001 (by EUR 49.9 million and EUR 80.9 million, respectively). Contrary to this, net interest and taxes paid decreased by EUR 16.2 million and EUR 38.7 million, respectively.

The investment in tangible fixed assets was EUR 97.9 million in 2002 compared to EUR 142.1 million in 2001. Proceeds of the sale of tangible fixed assets were EUR 88.1 million (2001: EUR 49.0 million).

The cash outflow from extraordinary items of EUR 72.3 million was significantly higher in 2002 compared to 2001 (EUR 21.5 million). The main reason for this increase was higher expenditure related to the implementation of the Change Program, which in 2001 was still partly presented as investments in tangible fixed assets. Dividends paid in 2002 amounted to EUR 45.6 million (2001: EUR 60.2 million).

The free cash flow, after deduction of the net cash flow from extraordinary items and dividends paid in 2002, amounts to EUR 101.2 million (2001: EUR 181.9 million). In 2002, the free cash flow financed the reduction of the net interest bearing debt and some minor acquisitions.

Dividend

Hagemeyer's dividend policy is based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend is in cash. Shareholders are provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend.

Over the past few years, nearly half of the Hagemeyer shareholders have opted to receive the final dividend in cash, while the other half opted for a stock dividend. In our cash planning for the payment for the year 2002 of the final dividend, we have again assumed this allocation as a guideline.

Recent developments in financial markets and the volatility of the Hagemeyer share price, however, could mean that in the event of a further drop in the share price, a disproportionately large number of shares would need to be issued to make this dividend alternative feasible again. In our view, the resulting substantial dilution would not be desirable.

The alternative, payment of the final dividend in cash only based on the pay-out ratio mentioned above, is considered to be equally undesirable. "In our 2003 cash flow planning we have reserved EUR 20 million for the cash part of the final dividend over 2002," says Tjalling Tiemstra, Hagemeyer's CFO. "A further increase of this amount would be at the cost of our investment programs and would, in our opinion, not be in the interest of shareholders."

As a result of the exceptional circumstances mentioned above, when executing its dividend policy this year, Hagemeyer will limit the payment of the 2002 dividend to the cash part of such dividend. This decision is based on the above mentioned expected take up of approximately 50% of the final dividend in cash in line with previous years. The resultant pay-out ratio is a decrease to 22% of ordinary profit after taxes before amortisation of goodwill.

It is therefore proposed that a dividend for the year be distributed to holders of ordinary Hagemeyer shares of EUR 0.33 per share, fully payable in cash. After deduction of the interim dividend of EUR 0.15 which was payable on September, 12, 2002, a final dividend in cash of EUR 0.18 remains.

Prospects
Given the mounting political and economic uncertainty at this time, it is not possible to predict how our markets will develop during 2003. It is quite certain that the first half year will be tough. Against this background Hagemeyer will focus on the elements of the business over which it can exercise influence. The Change Program will continue to be rolled out step by step at a measured pace. The new business model allows for greater focus on customer and product profitability and will lead to further improvements in working capital and operating efficiency. We are confident that the measures being taken will leave the Group well placed to fully benefit from a future recovery of our markets.

Annual Report/AGM
Hagemeyer's 2002 Annual Report will be published early April. The annual general meeting of shareholders will be held at 14.00 hours on April 24, 2003 in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, March 5, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor:

As advised, Mr Rob ter Haar will provide further information to the press on the 2002 results and Group strategy at 09.00 hours today, March 5, at the Hotel Krasnapolsky in Amsterdam.

Annexes: 7

Annex I

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	**2002**	2001
Net Sales	**8,343,472**	8,835,726
Cost of sales	**(6,622,096)**	(6,964,251)
Gross Profit	**1,721,376**	1,871,475
Operating expenses excluding amortisation of goodwill	**(1,516,112)**	(1,505,378)
Other operating income-net	**60,841**	6,862
Operating Profit before amortisation of goodwill	**266,105**	372,959
Goodwill amortisation	**(34,848)**	(35,849)
Operating Profit	**231,257**	337,110
Share in pre-tax results of associated companies	**3,871**	4,937
Financial expense - net	**(62,990)**	(75,331)
Ordinary Profit before taxes	**172,138**	266,716
Taxes	**(40,279)**	(61,269)
Minority interest	**(45)**	(2,183)
Ordinary Profit after taxes	**131,814**	203,264
Net Extraordinary (Expense) / Income after Taxes	**(75,024)**	(49,785)
Net Profit	**56,790**	153,479
Data per ordinary share (rounded to the nearest Euro cent)		
Ordinary profit after taxes before amortisation of goodwill	**1.51**	2.20
Ordinary profit after taxes before amortisation of goodwill, fully diluted	**1.50**	2.18
Ordinary profit after taxes	**1.19**	1.86
Ordinary profit after taxes, fully diluted	**1.18**	1.85
Net profit	**0.50**	1.40
Net profit, fully diluted	**0.50**	1.40
Weighted average no. of ordinary shares outstanding	**108,975,339**	107,797,295
Weighted average no. of fully diluted ordinary shares outstanding	**110,235,424**	108,696,781

Annex II

Net Extraordinary (Expense) / Income after Taxes

(EUR 000's)	**2002**	2001
Net refund from Sagittarius Pension Fund	**3,520**	26,443
	3,520	26,443
Restructuring charge - Global headcount reduction	**(10,748)**	(35,000)
Restructuring charge - PPS	**(2,213)**	(5,774)
Change capitalisation criteria Change Program	**(75,877)**	-
Restructuring charge - ITPS	**(3,024)**	(27,419)
Loss on sale of subsidiaries and participations	**(1,446)**	-
Other extraordinary charges	**(6,015)**	(7,582)
	(99,323)	(75,775)
Net Extraordinary (Expense) / Income before Taxes	**(95,803)**	(49,332)
Taxes	**20,779**	(453)
Net Extraordinary (Expense) / Income after Taxes	**(75,024)**	(49,785)

Annex III

Consolidated Balance Sheet as at 31 December

(Before appropriation of net profit)

(EUR 000's)	**2002**	2001
Assets		
Non-current Assets		
Intangible assets	**652,397**	730,004
Tangible fixed assets	**261,838**	328,667
Financial fixed assets	**39,935**	41,610
Deferred taxes	**91,129**	80,607
	1,045,299	1,180,888
Current Assets		
Inventories	**817,138**	959,855
Trade receivables	**1,257,646**	1,388,414
Other receivables and prepayments	**137,025**	134,919
Cash and deposits	**44,995**	55,410
	2,256,804	2,538,598
	3,302,103	3,719,486
Shareholders' Equity and Liabilities		
Shareholders' Equity	**928,575**	999,220
Minority Interest	**3,649**	9,547
Subordinated Debt	**150,000**	150,000
Risk bearing capital	**1,082,224**	1,158,767
Non-current Liabilities		
Provisions	**168,328**	216,669
Long-term debt	**703,157**	710,688
Other long-term liabilities	**1,456**	1,947
	872,941	929,304
Current Liabilities		
Trade payables and other current liabilities	**1,116,159**	1,230,378
Short-term debt and current portion of long-term debt	**230,779**	401,037
	1,346,938	1,631,415
	3,302,103	3,719,486

Annex IV

Consolidated Statement of Changes in Shareholders' Equity
(before appropriation of results)

(EUR 000's)	For the 12 months ended **31-12-02**	31-12-01
Shareholders' Equity as at January 1	**999,220**	891,198
Dividend on ordinary shares	**(56,240)**	(55,728)
Net profit for the year	**56,790**	153,479
Exercise of stock dividend option	**29,846**	25,100
Interim dividend paid	**(16,418)**	(27,037)
Dividend on cumulative preference shares	**(2,284)**	(2,340)
Movement in foreign exchange rates	**(82,339)**	14,548
Shareholders' equity end of period	**928,575**	999,220

Annex V

Consolidated Free Cash Flow for the year ended December 31

(EUR 000's)	**2002**	2001
Operating Activities		
Operating Profit	**231,257**	337,110
adjusted for:		
Depreciation and amortisation	**96,173**	97,983
(Gain) / Loss on sale of fixed assets	**(57,618)**	(4,052)
Changes in working capital:		
- Inventories	**62,610**	86,323
- Receivables	**27,104**	53,549
- Trade and other creditors	**(39,860)**	(58,939)
Changes in provisions	**(5,782)**	(19,422)
Operating cash flow	**313,884**	492,552
Interest received	**5,678**	9,368
Dividends received from associates	**1,529**	5,504
Interest paid and similar charges	**(70,208)**	(90,102)
Taxes paid	**(21,943)**	(60,616)
Net cash from operational activities	**228,940**	356,706
Net cash from extraordinary items	**(72,305)**	(21,476)
Purchase of fixed assets	**(97,913)**	(142,113)
Sale of fixed assets	**88,094**	48,998
Dividends paid to minority interests	**(524)**	(365)
Dividends paid to shareholders	**(45,093)**	(59,875)
Free cash flow	**(101,199)**	(181,875)

Annex VI

Summary organic growth Hagemeyer Group

	Q1 2002	Q1 adj. 2002 *	Q2 2002	Q2 adj. 2002 *	HY1 2002	HY1 adj. 2002*	Q3 2002	Q3 adj. 2002 *	Q4 2002	Q4 adj. 2002 *	HY2 2002	HY2 adj. 2002*	FY 2002	FY adj. 2002*
PPS Europe	-4.1%	*-1.1%*	-1.5%	*-1.8%*	*-2.8%*	*-1.4%*	0.5%	*-0.9%*	-5.4%	*-5.8%*	-2.5%	-3.4%	-2.6%	-2.6%
PPS North America	-15.6%	*-14.1%*	-10.2%	*-10.2%*	*-13.0%*	*-12.3%*	-6.6%	*-7.9%*	-8.2%	*-7.8%*	-7.4%	-7.8%	-10.3%	-10.3%
PPS Asia-Pacific	-4.6%	*-2.7%*	5.7%	*5.4%*	*0.7%*	*1.5%*	9.5%	*8.0%*	7.8%	*7.4%*	8.7%	7.7%	4.7%	4.7%
PPS total	**-7.7%**	*-5.2%*	**-3.4%**	*-3.6%*	*-5.5%*	*-4.4%*	**-0.8%**	*-2.2%*	**-5.2%**	*-5.3%*	**-3.0%**	**-3.8%**	**-4.2%**	-4.2%
ITPS	**-9.1%**		**-1.2%**		**-5.2%**		**14.9%**		**22.0%**		**18.3%**		**5.5%**	
Other Businesses	**-4.5%**		**0.1%**		**-2.1%**		**-1.7%**		**8.9%**		**3.4%**		**0.8%**	
Hagemeyer Group	**-7.7%**		**-2.6%**		**-5.1%**		**2.0%**		**0.6%**		**1.3%**		**-2.0%**	

* Adjusted organic growth = organic growth on a same working day basis, because of the significant difference in the timing of the fall of holidays. A comparison on the basis of the adjusted numbers provides a more accurate picture of the development of the business.

Developments in 2002

Professional Products and Services (PPS)

PPS Total

(EUR millions)	**2002**	2001
Net sales	**5,876.2**	6,195.5
Gross profit	**1,377.8**	1,493.2
Gross profit as a % of net sales	**23.4%**	24.1%
EBITA	**199.6**	300.7
EBITA as a % of net sales	**3.4%**	4.9%
Working capital as a % of net sales	**18.1%**	16.9%

For Hagemeyer's core activity PPS the market as a whole did not show any improvement versus the first half year, although developments varied per region. Market conditions in the US, Germany and the UK continued to deteriorate. Particularly in December, the order intake throughout the PPS division was very low. In the UK the disruption caused by the introduction of the new ERP system and the new regional distribution centre resulted in a temporary loss of market share. Organic growth for the year therefore was negative 4.2%, reflecting a split of negative growth of 5.5% in the first half and negative growth of 3.0% in the second half of the year.

Continuing poor economic conditions in 2002 resulted in increased pricing pressure. In addition, operational problems experienced in the UK had a substantial negative effect on gross profit. Furthermore, measures taken to reduce inventory levels for the entire division resulted in a one-off reduction in income from supplier bonuses. All in all this resulted in a gross margin decrease from 24.1% in 2001 to 23.4% in 2002.

The significant decrease in EBITA margin, from 4.9% in 2001 to 3.4%, is due to the high operational gearing inherent in the division's activities. In addition, costs related to the Group's Change Program put extra pressure on operating profit.

In 2002, measures to reduce operational costs and increase productivity resulted in a reduction of headcount by more than 700, amongst other things. In addition, as part of the strategic Change Program, regional distribution centres have gone live during 2002 in the UK, the US and Central Europe.

The division's EBITA for the year includes EUR 52.7 million book gains realised as a result of the sale of tangible fixed assets, mainly through sale and lease back constructions.

PPS Europe

(EUR millions)	**2002**	2001
Net sales	**3,867.9**	3,998.7
Gross profit	**916.8**	982.9
Gross profit as a % of net sales	**23.7%**	24.6%
EBITA	**157.8**	214.6
EBITA as a % of net sales	**4.1%**	5.4%
Working capital as a % of net sales	**17.2%**	15.7%

Net sales for the year ended December 31, 2002 were EUR 3,867.9 million, a decrease of 3.3% compared to the prior year. Some minor divestments resulted in a decrease in sales of EUR 29.1 million. Foreign exchange rate movements had a positive effect on sales of EUR 3.3 million.

For the full year, organic growth was negative 2.6% (EUR 105.1 million), with the first and the second half showing a negative 2.8% and a negative 2.5%, respectively. Developments in the high-volume markets Germany and the UK were negative. The results in the UK in particular were disappointing. Due to operational problems following the introduction of the ERP system at Newey & Eyre, the main operating subsidiary, and the commissioning of a new regional distribution centre, the high service levels which customers have come to expect from Hagemeyer could not be maintained. As a result, market share was lost. In addition, for the first time in many years the UK electrical distribution market has contracted. Declining sales in Germany and the UK were to a limited extent offset by positive organic growth in Spain and Scandinavia.

Gross profit for the year was EUR 916.8 million, a decrease of EUR 66.1 million compared to the prior year. Gross profit as a percentage of net sales decreased from 24.6% in 2001 to 23.7%. This decrease is due to pricing pressure, caused by further deteriorating economic conditions and a change in the sales mix at PPS Europe. In addition, operational problems in the United Kingdom negatively impacted gross profit. Moreover, measures to reduce inventory levels in the division resulted in a one-off reduction in income from supplier bonuses.

EBITA was down from EUR 214.6 million in 2001 to EUR 157.8 million. As a percentage of net sales, the EBITA margin decreased from 5.4% in 2001 to 4.1%. The significant decrease in EBITA margin results from the high operational gearing and extra costs related to the Group's Change Program.

EBITA for 2002 includes EUR 52.3 million book gains as a result of the sale of tangible fixed assets, mainly through sale and lease back constructions.

Working capital as a percentage of net sales increased by 1.5% to 17.2%. This was due to the fact that the rapidly declining sales could not be offset by a proportional

decrease in working capital. In addition, working capital in the UK increased as a result of the above-mentioned operational problems.

PPS North America

(EUR millions)	**2002**	2001
Net sales	**1,560.8**	1,751.1
Gross profit	**357.3**	409.5
Gross profit as a % of net sales	**22.9%**	23.4%
EBITA	**21.7**	71.1
EBITA as a % of net sales	**1.4%**	4.1%
Working capital as a % of net sales	**21.6%**	20.2%

Net sales for the year ended December 31, 2002 were EUR 1,560.8 million, a decrease of 10.9% compared to EUR 1,751.1 million in 2001. Acquisitions had a positive effect on sales of EUR 71.0 million. The negative effect of foreign exchange rate movements on sales was EUR 89.7 million.

For the full year organic growth was negative 10.3% (EUR 171.6 million), with the first and the second half showing a negative 13.0% and a negative 7.4%, respectively. The reduction in sales is mainly attributable to a large decline in Hagemeyer's most important markets, i.e., production and the commercial construction and installation market. The substantial loss of jobs in production in the US had a direct impact on some of our key product categories, like safety. Sales from long-term Integrated Supply contracts also decreased in 2002 due to lower volumes on the part of our customers. These lower volumes could not be offset by new contracts.

Despite tough market conditions, substantial progress has been made in integrating the individual operating units in the US. The sales forces have been fully integrated in 2002, and the first regional distribution centre has gone live.

Gross profit for the year ended December 31, 2002 was EUR 357.3 million, or 22.9% as a percentage of net sales (2001: 23.4%). Gross profit declined as a result of a combination of lower volumes and increased pricing pressure during the year.

EBITA at December 31, 2002 was EUR 21.7 million. EBITA as a percentage of net sales was 1.4%. Despite extensive cost reduction programs, the rapidly declining sales volume and lower gross margins resulted in a significantly lower EBITA.

Furthermore, due to the rapid sales decline, the working capital efficiency decreased, resulting in a deterioration of the working capital ratio from 20.2% to 21.6%.

PPS Asia-Pacific

(EUR millions)	**2002**	2001
Net sales	**447.6**	445.7
Gross profit	**103.7**	100.9
Gross profit as a % of net sales	**23.2%**	22.6%
EBITA	**20.1**	14.9
EBITA as a % of net sales	**4.5%**	3.4%
Working capital as a % of net sales	**13.6%**	15.5%

Net sales showed a slight increase from EUR 445.7 million in 2001 to EUR 447.6 million. The net effect of minor divestments and acquisitions led to a decrease in sales of EUR 16.7 million. The negative effect of foreign exchange rate movements on sales was EUR 1.2 million.

For the full year organic growth was 4.7% (EUR 19.8 million), with the first and the second half showing 0.7% and 8.7%, respectively. The sales growth was supported by a recovery of the C&I (Construction & Installation) market segment. In addition, the market share of Hagemeyer Electrical Group (HEG) increased, and a good start was made with Integrated Supply services and the sale of safety products. HAPE sales decreased substantially as a result of the significant decline in the electronics market.

Gross profit for the year ended December 31, 2002 was EUR 103.7 million, or 23.2% as a percentage of net sales. The increase in gross profit is mainly due to the improved sales mix. EBITA for 2002 was EUR 20.1 million, or 4.5% of net sales. Cost efficiencies initiated in 2001 had a positive effect on the operational results of the division in 2002.

More efficient inventory utilisation at Hagemeyer Electrical Group resulted in a significant improvement in the working capital ratio from 15.5% to 13.6%.

Information Technology Products and Services (ITPS)

(EUR millions)	**2002**	2001
Net sales	**1,647.3**	1,737.8
Gross profit	**98.5**	106.9
Gross profit as a % of net sales	**6.0%**	6.1%
EBITA	**31.2**	26.6
EBITA as a % of net sales	**1.9%**	1.5%
Working capital as a % of net sales	**6.5%**	9.1%

The division's sales decreased from EUR 1,737.8 million to EUR 1,647.3 million in 2002. Discontinuation of the Tech Pacific activities in the Philippines and the deconsolidation of the Dutch IT distribution activities resulted in a sales decline of EUR 129.1 million. The negative effect of foreign exchange rate movements was EUR 46.5 million.

As of May 1, 2001, the Dutch IT distribution activities have been transferred into a joint venture, as a result of which sales from these activities are no longer consolidated. Consequently, the ITPS division now only consists of Tech Pacific, with activities in Asia-Pacific. Tech Pacific distributes PCs, software, peripherals and network and telecommunications products, amongst other things.

For the full year organic growth at Tech Pacific was 5.5%. In the first half of 2002 growth was still negative 5.2%, but in the second half a strong positive growth of 18.3% was achieved, despite the still weak market for IT products. The strong growth in sales and market share of Tech Pacific was mainly achieved in Australia. In India, after a difficult first half year, the second half of the year showed a recovery resulting in positive organic growth.

Gross margin of the division decreased by 0.1%, as a result of the Dutch IT activities no longer being consolidated. The Tech Pacific gross margin increased by 0.1%, despite difficult market conditions facing the sector during the entire year, resulting in heavy pricing pressure.

During the second half of 2001, Tech Pacific in Australia put a cost reduction program in place leading to a headcount reduction of approximately 30% in 2002. This action, in combination with stringent cost control elsewhere within the organisation, allowed Tech Pacific to significantly improve EBITA, both in absolute figures and as a percentage of sales. All in all, this resulted in an EBITA for the division of EUR 31.2 million (2001: EUR 26.6 million), and an EBITA margin of 1.9% (2001: 1.5%).

During 2002, Tech Pacific incurred extraordinary costs with respect to restructuring and the discontinuation of the activities in the Philippines in the amount of EUR 3.0 million.

The improvement in the working capital ratio from 9.1% in 2001 to 6.5% in 2002, is due to a significantly more efficient working capital utilisation.

Agencies / Consumer Electronics

(EUR millions)	**2002**	2001
Net sales	**819.9**	902.4
Gross profit	**245.0**	271.4
Gross profit as a % of net sales	**29.9%**	30.1%
EBITA	**66.3**	79.0
EBITA as a % of net sales	**8.1%**	8.8%
Working capital as a % of net sales	**19.7%**	21.3%

Net sales for the year ended December 31, 2002 of the Agencies / Consumer Electronics division were EUR 819.9 million, a decrease of EUR 82.5 million, or 9.1% compared to the prior year. Foreign exchange rate movements negatively impacted sales by EUR 32.2 million. EUR 57.0 million of the decrease is attributable to the net effect of divestments and acquisitions, particularly as a consequence of the discontinuation of some under-performing agencies of HCL. The group focuses on the marketing of numerous premier brands, either as exclusive representative or as licensee. HCL represents top brand names in the field of sport and leisure goods and domestic and fashion items in the Asia-Pacific region. For the full year the division generated organic growth of 0.8%, with the first and the second half showing a negative 2.1% and a positive 3.4%, respectively.

With 11.2%, HCL has driven the division's organic growth. This growth was largely eliminated by the disappointing sales development in the consumer electronics activities of GPX in the US, due to a decline in consumer confidence. The agencies at Dutch Haagtechno and Fodor also faced tough market conditions.

In 2002 the division realised an EBITA of EUR 66.3 million (2001: EUR 79.0 million). EBITA as a percentage of net sales decreased from 8.8% in 2001 to 8.1% in 2002. This was due to the significantly lower profitability of the consumer electronics activities in the US in particular.

In 2002, extraordinary costs incurred or provided for, primarily for the planned exit from certain activities at HCL and Fodor, amounted to EUR 6.0 million before taxes.

The working capital efficiency, calculated as a percentage of net sales, improved from 21.3% in 2001 to 19.7% in 2002. In 2002, all the division's subsidiary companies contributed to this improvement.

82-4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, Postbus 5111, 1410 AC NAARDEN, Nederland
TELEFOON (035) 6957611, FAX (035) 6944396


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. 184 SECTION

PERSBERICHT

HAGEMEYER BUSINESS UPDATE

- **Operationele gang van zaken tweede helft 2002**
- **Voortgang Change Program**
- **Financiële positie**
- **Voorlopige kerncijfers 2002** (nog niet gecontroleerd door externe accountants)

Vooruitlopend op de bekendmaking van de definitieve resultaten over het jaar 2002, geeft Hagemeyer vandaag reeds inzicht in de gang van zaken over de afgelopen zes maanden. Hiertoe is besloten omdat de laatste publicatie dateert van 28 augustus 2002, toen de halfjaarcijfers bekend werden gemaakt. Deze Business Update bevat nieuws over de voortgang van het Change Program, recent afgesloten nieuwe financieringsfaciliteiten, en geeft een eerste indruk van de operationele gang van zaken gedurende de tweede helft van 2002. Hagemeyer geeft vandaag tevens een eerste schatting van het resultaat over het afgelopen jaar. Deze cijfers zijn nog niet door externe accountants gecontroleerd. De definitieve resultaten worden volgens plan op 5 maart 2003 gepubliceerd.

"De economische recessie blijkt dieper en hardnekkiger dan voorzien. Gelukkig hebben we desondanks goede voortgang gemaakt met ons Change Program. Het nieuwe ERP systeem is geïmplementeerd bij onze belangrijkste dochteronderneming in het Verenigd Koninkrijk, en de aanloopproblemen zijn thans goeddeels opgelost. Met de ervaring opgedaan in het Verenigd Koninkrijk gaan we in 2003 verder met de implementatie van het Program, zij het in een gedoseerd tempo", aldus Rob ter Haar, CEO van Hagemeyer N.V. in een reactie op deze Business Update.

NB: ***alle cijfers zijn voorlopige schattingen, waarop geen accountantscontrole is toegepast, en kunnen aan verandering onderhevig zijn***

1. OPERATIONELE GANG VAN ZAKEN TWEEDE HELFT 2002

Hagemeyers omzet in de tweede helft van 2002 bedroeg naar schatting EUR 4,2 miljard. Het negatieve effect van wisselkoersmutaties op de omzet ten opzichte van dezelfde periode in het vorig jaar bedroeg EUR 175 miljoen. Het netto-effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 45 miljoen. Voor de Groep als geheel was sprake van positieve autonome groei van 1,3%.

In totaliteit liet de markt voor Hagemeyers kernactiviteit Professional Products en Services (PPS) geen verbetering zien ten opzichte van de eerste helft van het jaar, hoewel de ontwikkelingen per regio verschilden. Marktomstandigheden in de Verenigde Staten, Duitsland en het Verenigd Koninkrijk zijn verder verslechterd. Met name in december was het orderniveau in de hele PPS divisie erg laag. Dit resulteerde in een negatieve autonome groei van 3% in de tweede helft van het jaar. In het Verenigd Koninkrijk hadden de problemen volgend op de introductie van het nieuwe ERP systeem en het nieuwe regionale distributiecentrum een afname van het serviceniveau tot gevolg en een tijdelijk verlies van marktaandeel.

Bij Tech Pacific, de ICT distributie-activiteit in Azië-Pacific, was in de tweede helft van het jaar sprake van een sterke positieve autonome groei van 18%, ondanks een nog steeds zwakke ICT markt.

In de divisie Overige Activiteiten liet HCL een goed resultaat zien, maar de consumentenelektronica-activiteiten werden in de tweede helft van het jaar zwaar getroffen door afnemend consumentenvertrouwen, met name in de Verenigde Staten.

2. VOORTGANG CHANGE PROGRAM

In augustus is Hagemeyer UK live gegaan met het Movex ERP systeem bij Newey & Eyre, haar belangrijkste dochteronderneming, met ongeveer 2.500 gebruikers en zo'n 150.000 afnemers en producten. Ondanks intensieve voorbereiding en testen ondervond men na een veelbelovende start een aantal postimplementatie problemen. Met name de facturering en het serviceniveau in de branches werden hierdoor beïnvloed. Dit is thans goeddeels opgelost.

Hagemeyer gaat onverkort door met het verder implementeren van haar nieuwe businessmodel aan de hand van het Change Program. Ondanks de tegenslag in het Verenigd Koninkrijk werd in 2002 aanzienlijke voortgang geboekt. Alle belangrijke onderdelen zijn nu met succes live gegaan in een operationele omgeving. Alle bedrijven hebben de integratie en de herindeling van hun verkoopteams naar klantensegment afgerond. Op logistiek gebied zijn regionale distributiecentra in gebruik genomen in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa. In de Verenigde Staten zijn de financiële en administratieve afdelingen van de drie ondernemingen samengevoegd tot één shared service-centre.

Met de ervaring opgedaan in het Verenigd Koninkrijk, is met vertrouwen begonnen met de introductie van Movex in Australië, waar het systeem stapsgewijs in een periode van zes maanden wordt geïmplementeerd.

In de Verenigde Staten zijn de belangrijkste financiële en administratieve processen nu live op Movex.

De ervaring die in het Verenigd Koninkrijk is opgedaan met de implementatie van het Change Program ten tijde van een recessie, heeft de noodzaak laten zien om het tempo van de implementatie nauwkeurig te beheersen, waarbij Hagemeyer zich in eerste instantie richt op verbeteringen die een hoog rendement opleveren in logistiek en in de bestaande operaties. Dit betekent dat de implementatie van het Change Program meer tijd zal nemen dan aanvankelijk gepland.

Het Change Program is erop gericht om de bedrijven in de kerndivisie PPS tot een samenhangend wereldwijd netwerk te vormen. Door het introduceren van gemeenschappelijke bedrijfsprocessen en gemeenschappelijke ICT en logistieke systemen, worden schaalvoordelen gerealiseerd en kan het serviceniveau aanzienlijk worden verbeterd.

3. FINANCIELE POSITIE

Het succes van het voorraadreductieprogramma in de tweede helft van het jaar en de continue aandacht voor werkkapitaalbeheer in het algemeen hebben geleid tot een belangrijke afname van het werkkapitaal. Tezamen met de opbrengsten van het sale/ leaseback programma en het positieve effect van wisselkoersmutaties heeft dit geleid tot een afname van de netto schuld tot ongeveer EUR 1 miljard per ultimo 2002, hetgeen een vermindering betekent van ongeveer EUR 170 miljoen in vergelijking tot ultimo 2001. De vrije kasstroom, na aftrek van buitengewone baten en lasten en het in 2002 betaalde dividend, zal naar verwachting tussen de EUR 100 miljoen en EUR 120 miljoen bedragen.

Als onderdeel van de strategie om haar financiering te spreiden en de looptijd van vreemd vermogen te verlengen heeft Hagemeyer met succes een USD 211 miljoen private placement afgerond, met looptijden van zeven en tien jaar met een gewogen gemiddelde rente van ongeveer 6%. Daarnaast werd de bestaande EUR 400 miljoen syndicated credit facility, die in 2003 zou aflopen, vervangen door een nieuwe faciliteit van EUR 500 miljoen, met een looptijd van vier jaar. Aan deze faciliteit nemen alle voor Hagemeyer belangrijke banken deel.

De hierboven genoemde transacties voorzien in de financieringsbehoefte van de Groep, waarbij aan Hagemeyer gecommitteerde lange termijn kredietfaciliteiten ter beschikking worden gesteld voor een bedrag van meer dan EUR 1 miljard met een gemiddelde looptijd van 4,4 jaar. De nieuwe faciliteiten komen boven op de reeds bestaande gecommitteerde korte termijn faciliteiten van nagenoeg EUR 0,2 miljard. Uitgaande van het huidige renteniveau zal het effectieve rentepercentage voor de Groep met ongeveer 1% toenemen ten opzichte van het gemiddelde percentage over 2002 van 4,5%.

4. VOORLOPIGE KERNCIJFERS 2002 (NOG NIET GECONTROLEERD DOOR EXTERNE ACCOUNTANTS)

De voorlopige schattingen waarop geen externe accountantscontrole is toegepast, laten een omzet zien van EUR 8,3 miljard, resulterend in een negatieve autonome groei van 2% voor het hele jaar 2002. Cash Earnings bedragen ongeveer EUR 165 miljoen, overeenkomend met een Cash Earnings per aandeel van EUR 1,50. EBITA zal naar schatting EUR 265 miljoen bedragen. Deze resultaten zijn indicatief voor de invloed die de uiterst moeilijke externe omstandigheden waaronder de onderneming in geheel 2002 heeft moeten opereren, hebben op Hagemeyers omzet en marges. Door het karakter van haar activiteit heeft een distributie-onderneming nu eenmaal een vast netwerk nodig, hetgeen leidt tot een naar verhouding hoge operationele gearing waardoor een terugval in de omzet een belangrijke invloed heeft op het resultaat.

De resultaten van 2002 hebben ook te lijden gehad van de problemen die volgden op de introductie van Movex in het Verenigd Koninkrijk. Daarnaast heeft het feit dat de onderneming met succes haar investeringen in voorraden heeft teruggebracht, geleid tot een eenmalige reductie in ontvangen bonussen van leveranciers. Deze ontwikkelingen hebben tezamen in de tweede helft van 2002 naar schatting de EBITA met EUR 30 miljoen negatief beïnvloed. Dit werd meer dan gecompenseerd door EUR 54 miljoen aan winsten uit het sale/leaseback programma in de tweede helft van het jaar.

2003

Hoewel het jaar nog maar net is begonnen en het te vroeg is om enig vooruitzicht te geven, zijn er geen tekenen die wijzen op herstel van onze belangrijkste markten. Tegen deze achtergrond zal Hagemeyer zich concentreren op die onderdelen van haar activiteiten waarop zij invloed kan uitoefenen. Het Change Program zal stapsgewijs in een gedoseerd tempo worden uitgerold. Dit zal een structurele daling van operationele kosten tot gevolg hebben. Hagemeyer verwacht in de komende achttien maanden in staat te zijn om het aantal arbeidsplaatsen in de PPS divisie terug te brengen met nog eens 1.000. Daarnaast richt Hagemeyer zich op het verder verbeteren van een efficiënt gebruik van het werkkapitaal, daarbij geholpen door een segmentatie van de omzet naar klantengroepen. Hierdoor kan zij zich beter richten op de winstbijdrage per afnemer en per product. Zoals eerder aangekondigd zullen de resultaten over 2002 en het dividendvoorstel op 5 maart 2003 worden bekendgemaakt.

Verandering in kapitalisatie criteria met betrekking tot het Change Program
Hagemeyer is van mening dat het de voorkeur verdient om de criteria die worden gehanteerd bij het kapitaliseren van uitgaven ten behoeve van Hagemeyers Change Program, te beperken tot verkregen hardware, software licenties en de ontwikkeling en het testen van software. Het bedrag dat gekapitaliseerd is voor deze uitgaven per eind 2002 zal naar schatting EUR 95 miljoen bedragen. Dienovereenkomstig zullen kosten die aan de feitelijke ontwikkeling voorafgaan en implementatiekosten niet langer worden gekapitaliseerd. In de toekomst zullen dergelijke kosten worden verantwoord als een bijzondere last op het moment dat ze worden gemaakt. Een voorlopige schatting van deze kosten voor 2003 loopt van EUR 20 miljoen tot EUR 25 miljoen voor belastingen.De nieuwe criteria voor kapitalisatie zijn toegepast met terugwerkende kracht tot aan het begin van het Change Program, hetgeen leidt tot een buitengewone last na belastingen van EUR 65 miljoen voor 2002. Hierin is begrepen een bedrag van EUR 31 miljoen dat per 30 juni 2002 was gekapitaliseerd.

Tjalling Tiemstra, Hagemeyers nieuwe CFO: "Door onze nieuwe criteria voor het kapitaliseren van bepaalde uitgaven inzake het Change Program zullen EBITA en kasstromen meer met elkaar in overeenstemming zijn en wordt meer inzicht gegeven in de ontwikkeling van de kosten die verband houden met het Change Program."

Herstructurering
In 2002 zal een buitengewone voorziening van EUR 13 miljoen worden getroffen, voornamelijk met betrekking tot het afstoten of herstructureren van niet-kernactiviteiten.

Pensioenfonds
De teruggang op de aandelenmarkten gedurende 2002 heeft geleid tot een dekkingsgraad van het (Nederlandse) pensioenfonds Sagittarius van minder dan 110% aan het eind van het jaar. In lijn met de bestaande overeenkomst met het pensioenfonds geven voorlopige berekeningen aan dat Hagemeyer in 2003 mogelijk een bijdrage van maximaal EUR 13 miljoen (EUR 8 miljoen na belastingen) moet storten. Dit laatste bedrag is na belastingen als een buitengewone last voorzien in de tweede helft van 2002 en wordt afgezet tegen de restitutie van EUR 11 miljoen na belastingen die in de eerste helft van het jaar werd ontvangen.

De hierboven genoemde onderwerpen leiden tot een totale buitengewone last na belastingen voor 2002 van EUR 75 miljoen, die als volgt is samengesteld:

o Herziene criteria voor de kapitalisatie van uitgaven in het Change Program	EUR 65 miljoen
o Herstructureringsvoorziening	EUR 13 miljoen
o Netto-restitutie van het pensioenfonds	(EUR 3 miljoen)

Naarden, 27 januari 2003
HAGEMEYER N.V.
Raad van Bestuur

Bijlage: 1

Voor verdere informatie: pers: Mr I.H.H.J.M. Manders (035-6947694)
IR: Mw. I.J.M.Bergervoet (035-6957652)

www.hagemeyer.com / press@hagemeyer.com

Noot voor de redactie:
Hagemeyer is gespecialiseerd in hoogwaardige business to business (B2B) distributie en dienstverlening en richt zich daarbij op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Operations) producten.

Met 22.500 medewerkers bedient Hagemeyer zijn meer dan 1 miljoen afnemers met producten van meer dan 50.000 leveranciers vanuit ongeveer 1.300 locaties in 37 landen in Europa, Noord-Amerika en Azië-Pacific. De Groep heeft een jaaromzet van meer dan EUR 8 miljard.

Bijlage

Overzicht geschatte autonome groei Hagemeyer Groep

	Q1 2002	Q1 gecorrig. 2002 *	Q2 2002	Q2 gecorrig. 2002 *	HY1 2002	HY1 gecorrg. 2002*	Q3 2002	Q3 gecorrig 2002 *	Schatting Q4 2002	Schatting Q4 gecor. 2002 *	Schatting HY2 2002	Schatting HY2 gecor. 2002*	Schatting FY 2002	Schatting FY gecor. 2002*
PPS Europa	-4.1%	*-1.1%*	-1.5%	*-1.8%*	*-2.8%*	*-1.4%*	0.5%	*-0.9%*	-5.4%	*-5.8%*	-2.5%	-3.4%	-2.6%	-2.6%
PPS Noord-Amerika	-15.6%	*-14.1%*	-10.2%	*-10.2%*	*-13.0%*	*-12.3%*	-6.6%	*-7.9%*	-8.2%	*-7.8%*	-7.4%	-7.8%	-10.3%	-10.3%
PPS Azie-Pacific	-4.6%	*-2.7%*	5.7%	*5.4%*	*0.7%*	*1.5%*	9.5%	*8.0%*	7.8%	*7.4%*	8.7%	-7.7%	4.7%	4.7%
PPS Totaal	**-7.7%**	*-5.2%*	**-3.4%**	*-3.6%*	*-5.5%*	*-4.4%*	**-0.8%**	*-2.2%*	**-5.2%**	*-5.3%*	**-3.0%**	-3.8%	**-4.2%**	-4.2%
ITPS	**-9.1%**		**-1.2%**		**-5.2%**		**14.9%**		**22.0%**		**18.3%**		**5.5%**	
Overige Activiteiten	**-4.5%**		**0.1%**		**-2.1%**		**-1.7%**		**8.9%**		**3.4%**		**0.8%**	
Hagemeyer Groep	**-7.7%**		**-2.6%**		**-5.1%**		**2.0%**		**0.6%**		**1.3%**		**-2.0%**	

* Gecorrigeerde autonome groei = autonome groei op basis van hetzelfde aantal werkbare dagen, in verband met anders vallende vrije dagen. Een vergelijking op basis van de gecorrigeerde autonome groei geeft een juister beeld van de onwikkeling van de activiteiten.

NB: alle cijfers zijn voorlopige schattingen, waarop nog geen accountantscontrole is toegepast, en kunnen aan verandering onderhevig zijn

Commentaar op de ontwikkelingen in het tweede halfjaar 2002:

PPS

- **Europa**
  De omzet van EUR 2 miljard in de tweede helft van het jaar leidde tot een negatieve autonome groei van 2,5%. Hoewel de resultaten van het Verenigd Koninkrijk erg teleurstellend waren, was in de rest van Europa in totaliteit sprake van positieve autonome groei.

  - **Verenigd Koninkrijk**
    Voor het eerst in vele jaren is de markt voor elektrotechnische materialen gekrompen. Deze trend zette zich in de tweede helft van het jaar voort. Als gevolg van de introductie van het Movex ERP systeem bij de belangrijkste dochteronderneming Newey & Eyre, en het van start gaan van een nieuw regionaal distributiecentrum in Runcorn, ontstond een periode waarin het hoge serviceniveau dat klanten van Hagemeyer gewend waren, niet kon worden vastgehouden. Dit leidde tot omzetverlies.

  - **Noord-Europa**
    In totaliteit liet Noord-Europa een positieve autonome groei zien, met name in Zweden, waar de omzet op gang kwam van nieuwe industriële afnemers die eerder in het jaar werden binnengehaald.

  - **Centraal-Europa**
    De autonome groei in Centraal-Europa als geheel was licht negatief. De recessie in Duitsland houdt aan zonder tekenen van verbetering. Fröschl liet een lagere omzet zien in vergelijking tot vorig jaar, maar deed het beter dan de concurrentie.

    De Spaanse activiteiten lieten in de tweede helft van 2002 een gezonde autonome groei zien.

- **Noord-Amerika**
  In Noord-Amerika was sprake van negatieve autonome groei van 7%, een verbetering ten opzichte van het eerste halfjaar. Hierbij moet wel in aanmerking genomen worden dat de vergelijking is gebaseerd op een reeds teruggelopen omzet in de tweede helft van 2001. Het grootste deel van onze activiteiten richt zich op grote producenten, die blijven lijden onder de zware recessie in de Verenigde Staten. Meer dan twee miljoen banen zijn in de productiesector verloren gegaan, hetgeen direct van invloed is geweest op een aantal van onze belangrijkste productcategorieën. Dit geldt bijvoorbeeld voor de categorie veiligheidsproducten, die beïnvloed wordt door het aantal werknemers bij de afnemer. Bij de berekening van de autonome groei is de EUR 22 miljoen omzetbijdrage in 2002 buiten beschouwing gelaten, die volgde op de overname van de resterende 50% van de McJunkin-CamBar joint-venture in oktober.

- **Azië-Pacific**
  De positieve trend van de eerste helft van 2002 heeft zich voortgezet met een autonome groei van 9%. Dit percentage was belangrijk beter dan de markt en laat niet alleen een verdergaand herstel in het C&I (constructie- en installatie) segment zien, maar nog belangrijker is de groei in integrated supply en veiligheidsproducten.

ITPS

Tech Pacifics herstel van marktaandeel in de eerste helft van het jaar heeft zich voortgezet met een indrukwekkende 18% positieve autonome groei ondanks de nog steeds zwakke markt.

Overige Activiteiten

In Azië-Pacific realiseerde HCL wederom positieve autonome groei, die 9% was in de tweede helft van 2002. De consumentenelektronica-activiteiten echter werden zwaar getroffen door afnemend consumentenvertrouwen en verslechterende marktomstandigheden met name in de Verenigde Staten, waar in de tweede helft van het jaar sprake was van een negatieve autonome groei van meer dan 10%.

82-4865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. 184 SECTION

PRESS RELEASE

HAGEMEYER BUSINESS UPDATE

- **Second half year 2002 trading**
- **Change Program Update**
- **Financial position**
- **Preliminary unaudited key figures 2002**

Ahead of the publication of its audited results for 2002, Hagemeyer is today providing some insight into what has been achieved over the past six months. This move was decided on in light of the fact that the last publication dates from 28 August 2002, when the first half-year results were published. This Business Update contains news about the progress of the Change Program, describes the new financing facilities which have recently been put in place, and gives an update of trading in the second half of 2002. In addition, Hagemeyer today provides initial estimates of its (as yet unaudited) results for 2002. The audited results will be published on March 5, as planned.

'The economic recession is turning out to be deeper and more persistent than anticipated,' says Rob ter Haar, CEO of Hagemeyer N.V., in a comment on this Business Update. 'Fortunately, this has not prevented us from making good progress with our Change Program. The new ERP system has been implemented in our main operating company in the UK, and the start-up issues have now been largely resolved. Benefiting from the lessons learned in the UK, we are proceeding with the implementation of the Program in 2003, albeit at a measured pace.'

Note: all figures are preliminary unaudited estimates and subject to change

1. SECOND HALF 2002 TRADING

Hagemeyer recorded estimated sales of EUR 4.2 billion in the second half of 2002. Adverse foreign exchange rate movements reduced sales by EUR 175 million versus the same period of last year. The net effect of divestments and acquisitions was a sales reduction of EUR 45 million. For the Group as a whole, organic growth was 1.3% positive.

Overall, the Group's core Professional Products and Services (PPS) market showed no signs of improvement compared to the first half of the year, although developments varied by region. Trading conditions have continued to deteriorate in the United States, Germany and the United Kingdom and in particular in December the level of customer activity was very low across the whole PPS division. As a result negative organic growth of 3% was recorded in the second half of the year. In the United Kingdom the disruption caused by the introduction of the new ERP system and the new regional distribution centre resulted in a drop in service levels and temporary loss of market share.

Tech Pacific, the ICT distribution business in Asia-Pacific, has shown strong positive organic growth of 18% in the second half of the year, despite continued weakness in ICT markets.

In Other Businesses, HCL performed well but consumer electronics has been hard hit in the second half by declining consumer confidence, particularly in the United States.

2. CHANGE PROGRAM UPDATE

In August Hagemeyer UK went live with the Movex ERP system at Newey & Eyre, its main operating subsidiary, thereby adding approximately 2,500 users and some 150,000 of both customers and products. Despite intensive preparation and testing, after a promising start a number of post implementation problems were experienced. The most significant affected customer invoicing and our ability to maintain service levels at branch level. The above issues have now largely been resolved.

The Group is committed to the further roll-out of its new business model by means of its Change Program. Despite the setback in the UK substantial progress has been made in 2002. All key elements have now successfully gone live in an operational environment. All companies have completed the integration and re-alignment of their sales forces by customer segments. In logistics regional distribution centres have gone live in the UK, US and Central Europe. In the US the financial and administrative functions of the three companies have been consolidated into one shared service centre.

Using the experience gained in the UK, the Group has moved ahead with confidence with the roll-out of Movex in Australia where the system is now being implemented in steps over a six month period.

In the US key financial and administrative processes are now live on Movex.

The experience gained in the UK implementing the Change Program during a recession has demonstrated the need to carefully control the pace of the roll-out, and to focus initially on high yielding improvements in logistics and existing practices. This means that the implementation of the Change Program will now be spread over a longer time period than originally envisaged.

The Change Program is designed to mould the operating companies in the core PPS division into a cohesive worldwide network. By moving to common business processes and common ICT and logistics systems, economies of scale will be realised and service capabilities greatly enhanced.

3. FINANCIAL POSITION

The success of the Group's inventory reduction program in the second half of the year and continued focus on working capital management in general resulted in a significant reduction in working capital. Together with the proceeds from the sale and leaseback program and favourable exchange rate movements, this has resulted in a reduction in net debt to approximately EUR 1 billion per year end 2002, which is a reduction of approximately EUR 170 million compared to year end 2001. Free cash flow after extraordinary items and dividends paid in 2002, is expected to be in a range of EUR 100 million to EUR 120 million.

As part of the strategy to diversify sources of funding and lengthen the maturity profile of its debt, Hagemeyer has successfully completed a USD 211 million private placement with seven and ten year maturity periods at a blended interest rate of approximately 6%. In addition, the existing EUR 400 million syndicated credit facility, due to mature in 2003 has been replaced by a new EUR 500 million facility, supported by Hagemeyer's relationship banks, which will expire in four years time.

The effect of the above transactions is to satisfy the Group's funding requirements whilst providing Hagemeyer with long term committed credit facilities of over EUR 1 billion with an average maturity of 4.4 years. The new facilities come in addition to existing committed short term facilities of approximately EUR 0.2 billion. Based on current interest rate levels, the Group's effective interest rate will increase by approximately 1% compared to the average for 2002 of 4.5%.

4. PRELIMINARY UNAUDITED KEY FIGURES 2002

Preliminary unaudited estimates show full year sales of EUR 8.3 billion. This gives rise to 2% negative organic growth for the year and Cash Earnings of approximately EUR 165 million, equivalent to CEPS of EUR 1.50. EBITA for the Group is estimated at EUR 265 million. These results are indicative of the impact on our top line and margins resulting from the recessionary environment in which the Group has had to operate throughout 2002. The very nature of distribution activities necessitates a fixed network which results in a comparatively high operational gearing, thus volume shortfalls significantly impact the bottom line.

The 2002 results have also suffered from the disruption following the introduction of Movex in the UK. The Group's success in reducing its investment in inventory resulted in a one-off reduction in income from supplier bonuses. These developments combined have had an estimated negative impact on EBITA of EUR 30 million in the second half of 2002. This has been more than offset by gains of EUR 54 million arising from the sale and leaseback program in the second half of the year.

2003

Although the year has only just started and it is too early for any forecast, there are no signs of recovery in our major markets. Against this background Hagemeyer will focus on the elements of the business over which it can exercise influence. The Change Program will be rolled-out step by step at a measured pace. This will lead to a structural decrease in operating costs. Over the next 18 months we expect to be able to reduce our headcount in PPS by a further 1,000. In addition, we are aiming to further improve working capital efficiency, aided by our segmented sales approach which allows greater focus on customer and product profitability. As previously announced, the 2002 full year results and the dividend proposal will be announced on March 5, 2003.

Change in capitalisation criteria in respect of the Change Program
The Group believes it to be more appropriate for the capitalisation of expenditure in respect of Hagemeyer's Change Program, to narrow the criteria to procured hardware, software licences, and development and testing of software. The amount capitalised for this expenditure at the end of 2002 is estimated to be EUR 95 million. Accordingly pre-development costs and implementation costs will no longer be capitalised. In future years such costs will be expensed as exceptional as they are being incurred. A preliminary estimate of these costs for 2003 is a range of EUR 20 million to EUR 25 million pre tax. The new capitalisation criteria have been applied retroactively to the beginning of the Change Program, leading to a post tax extraordinary charge of EUR 65 million incurred for 2002, including an amount of EUR 31 million previously capitalised as at June 30, 2002.

Says Tjalling Tiemstra, Hagemeyer's new CFO: 'The revised capitalisation criteria for certain expenditure in the Change Program will allow us to better align EBITA and cash flow and provide greater transparency in the development of the costs of the Change Program.'

Restructuring
A provision of EUR 13 million will be charged in 2002 through extraordinary, which is mainly required to exit or restructure non core operations.

Pension fund
The fall in equity markets during 2002 has resulted in a funding level below 110% in the (Dutch) Sagittarius pension fund at the end of the year. In accordance with the agreement with the pension fund preliminary calculations indicate that Hagemeyer could be required to make a contribution of up to EUR 13 million (EUR 8 million post tax) in 2003. This post tax amount has been provided for as an extraordinary item in the second half of 2002 and is being offset against the cash refund of EUR 11 million post tax received in the first half of the year.

The above items result in a total extraordinary item after tax for 2002 of EUR 75 million which comprises the following items:

o Change in capitalisation criteria for Change Program expenditure	EUR 65 million
o Restructuring provision	EUR 13 million
o Net credit from the pension fund	(EUR 3 million)

Naarden, January 27, 2003
HAGEMEYER N.V.
Board of Management

Annex: 1

For further information: press: Ivo H.H.J.M. Manders (++31.35.6957694)
IR: Irma J. Bergervoet (++31.35.6957652)

www.hagemeyer.com / press@hagemeyer.com

Note to the editor:

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance, Repair and Operations) products.

With 22,500 employees Hagemeyer serves its more than 1 million customers with products from 50,000 suppliers, through some 1,300 locations in 37 countries in Europe, North America and Asia-Pacific, giving rise to annual sales in excess of EUR 8 billion.

Summary estimated organic growth Hagemeyer Group

	Actual Q1 2002	Actual Q1 adj. 2002 *	Actual Q2 2002	Actual Q2 adj. 2002 *	Actual HY1 2002	Actual HY1 adj. 2002*	Actual Q3 2002	Actual Q3 adj. 2002 *	Estimate Q4 2002	Estimate Q4 adj. 2002 *	Estimate HY2 2002	Estimate HY2 adj. 2002*	Estimate FY 2002	Estimate FY adj. 2002*
PPS Europe	-4.1%	*-1.1%*	-1.5%	*-1.8%*	*-2.8%*	*-1.4%*	0.5%	*-0.9%*	-5.4%	*-5.8%*	-2.5%	-3.4%	-2.6%	-2.6%
PPS North America	-15.6%	*-14.1%*	-10.2%	*-10.2%*	*-13.0%*	*-12.3%*	-6.6%	*-7.9%*	-8.2%	*-7.8%*	-7.4%	-7.8%	-10.3%	-10.3%
PPS Asia-Pacific	-4.6%	*-2.7%*	5.7%	*5.4%*	*0.7%*	*1.5%*	9.5%	*8.0%*	7.8%	*7.4%*	8.7%	7.7%	4.7%	4.7%
PPS total	**-7.7%**	*-5.2%*	**-3.4%**	*-3.6%*	*-5.5%*	*-4.4%*	**-0.8%**	*-2.2%*	**-5.2%**	*-5.3%*	**-3.0%**	-3.8%	**-4.2%**	-4.2%
ITPS	**-9.1%**		**-1.2%**		**-5.2%**		**14.9%**		**22.0%**		**18.3%**		**5.5%**	
Other Businesses	**-4.5%**		**0.1%**		**-2.1%**		**-1.7%**		**8.9%**		**3.4%**		**0.8%**	
Hagemeyer Group	**-7.7%**		**-2.6%**		**-5.1%**		**2.0%**		**0.6%**		**1.3%**		**-2.0%**	

* Adjusted organic growth = organic growth on a same working day basis, because of the significant difference in the timing of the fall of holidays. A comparison on the basis of the adjusted numbers provides a more accurate picture of the development of the business.

Note: all figures are preliminary unaudited estimates and subject to change

Annex (continued)

Commentary on second half 2002 developments:

PPS

- **Europe**
  Sales of EUR 2 billion in the second half reflect 2.5% negative organic growth. While the performance in the UK was very disappointing, continental Europe overall recorded positive organic growth.

  - **UK**
  For the first time in many years the electrical distribution market has contracted. This trend has continued throughout the second half of the year. The introduction of the Movex ERP system at Newey & Eyre, the main operating subsidiary, and the commissioning of a new regional distribution centre at Runcorn led to a period when the high service levels which customers have come to expect from Hagemeyer could not be maintained. As a result, sales were lost.

  - **Nordics**
  Overall, the Nordics experienced positive organic growth, particularly in Sweden, with sales starting to flow from new industrial customers won earlier in the year.

  - **Central Europe**
  Organic growth in Central Europe overall was marginally negative. The recession in Germany continues apace, with no signs of improvement. Fröschl recorded lower sales levels compared to last year, but outperformed the market.

  Spain recorded sound organic growth in the second half of 2002.

- **North America**
  In North America 7% negative organic growth was recorded, an improvement over the first half year, albeit compared to a reduced sales base in the second half of 2001. The majority of our business is with large manufacturing companies which continued to suffer from the severe recession in the US. Over two million jobs in production have been lost which has had a direct impact on some of our key product categories, like safety which is headcount related. Excluded from the calculation of organic growth was the EUR 22 million sales contribution in 2002 as a result of the acquisition in October of the remaining 50% of the McJunkin-CamBar joint venture.

- **Asia-Pacific**
  The positive trend noted in the first half year has continued, with 9% organic growth being achieved. This was significantly ahead of the market and reflects continuing recovery in the C&I (Construction and Installation) segment, but more importantly growth in integrated supply and safety sales.

ITPS

The recovery in market share which Tech Pacific managed to achieve in the first half of the year has continued with an impressive 18% positive organic growth being achieved, despite continued softness in its markets.

Other Businesses

In Asia-Pacific HCL has continued to show positive organic growth of 9% in the second half of 2002. Consumer electronics, on the other hand, has been hard hit by declining consumer confidence and worsening trading conditions, particularly in the US, with double digit negative organic growth being recorded in the second half.

82-4865

HAGEMEYER N.V.

statutair gevestigd te Amsterdam


RECEIVED
SEC MAIL PROCESSING
APR 0 9 2003
WASH, D.C. 184 SECTION

Oproeping tot het bijwonen van de

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

te houden op donderdag 24 april 2003, aanvang 14.00 uur, in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

Het jaarverslag, de jaarrekening c.a. over het boekjaar 2002 en de agenda voor de jaarvergadering met toelichting zijn vanaf vandaag verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden en bij ABN AMRO Bank N.V., Afdeling Service Management te Breda (tel 076-5799455) en liggen ter inzage aan de Foppingadreef 22 te Amsterdam.

Houders van aandelen aan toonder die de vergadering wensen bij te wonen dienen hun bank of andere instelling aangesloten bij Necigef B.V. te verzoeken aan bovengenoemde bank een schriftelijke verklaring te overhandigen waarin wordt bevestigd dat:

1. de houder gerechtigd is tot een bepaald aantal aandelen aan toonder dat behoort tot haar verzameldepot van gewone aandelen Hagemeyer en
2. de houder gerechtigd zal blijven tot deze aandelen tot en met de sluiting van de vergadering.

Deze verklaring dient uiterlijk op 17 april 2003 bij bovengenoemde bank of ten kantore van de Vennootschap te zijn gedeponeerd. Via de betreffende bank of andere instelling aangesloten bij Necigef B.V., krijgt u een ontvangstbewijs dat geldt als toegangsbewijs voor de vergadering. Houders van aandelen op naam, houders van certificaten van cumulatief preferente aandelen Hagemeyer en andere vergadergerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 17 april 2003 door de Raad van Bestuur zijn ontvangen. Een schriftelijke volmacht moet uiterlijk op 21 april 2003 door de Raad van Bestuur zijn ontvangen.

Naarden, 2 april 2003
HAGEMEYER N.V.
Raad van Bestuur


HAGEMEYER



HAGEMEYER

International Business to Business Distribution Services













Electrical [illegible] and other MRO products





Hagemeyer's Professional Products and Services: work in progress





'Hagemeyer aims to become the world's leading value-added business to business (B2B) distribution services group focusing on electrical materials, safety and other maintenance, repair and operations (MRO) products.' That is our stated objective. But what does this mean for our customers? The success of our mission depends on our ability to provide you, our customer, with the best. Around the world, Hagemeyer primarily supplies Construction & Installation and Industrial customers. Both groups operate in highly competitive markets. So when we talk about 'adding value', you can expect more than just a buzz word. You expect Hagemeyer to anticipate changes in the market, to be working for you on solutions that will support your goal of greater efficiency and competitiveness. This is why we are pioneering a supply chain approach in which state-of-the-art logistics and e-commerce solutions support our growing range of products and services.

Hagemeyer is the only B2B distribution services group working on anticipating customer needs in this way. And we are committed to doing it at global level. This process is and will always be a work in progress. All Hagemeyer people are driving its success, now and in the future. How? By continually exchanging and transferring our knowledge base of experience and the skills we have developed around the world, we believe we add even greater value for you, our customer.



Construction & Installation customers

use a very broad range of products...



...through our long experience, product know-how and logistics expertise, Hagemey is making sourcing easier for our customer

Working partnership – one-stop shopping

Hagemeyer's extensive product range makes available every possible electrical item our C&I customers need. The range of installation materials covers everything from switches and fuses to ventilators and installation cases. Our lighting offering includes brackets, lamps and regulatory systems. We provide industrial components for small and large installations and their maintenance. Complex automation components, data and telecommunication products, security systems and all necessary tools are all part of our product range. You will also find every kind of wiring and cable in every type, measurement and shape. In all, Hagemeyer carries well over a million individual products worldwide. And perhaps more importantly, we have the essential technical knowledge and expertise on how to use them. Ordering is just as easy – through traditional printed and CD-ROM catalogues or over the internet. The choice is yours.













Worldwide, the Construction & Installation (C&I) community is our largest group of customers.
The C&I market is very competitive. Whether our customer is small, medium-sized or large, they share the same pressures. All are focused on ever-increasing efficiency in their work processes, including how they source the products and services they use. As their partner, our task is to support those aims.

Our customers use a wide range of products which may vary from country to country, depending on local regulations, customs, climate and customer preference. How do customers navigate the mass of products that are offered to them? How do they stay up to date on the most recent developments? How do they select the right product for a specific job?

They rely on Hagemeyer to guide them because we know their business and their work processes. We help them select those products best suited to their needs from our range of over one million different items around the world, sourced from our more than 50,000 individual suppliers.
Increasingly, customers depend on us for support services, both before and after sales. We advise on the right product, provide the technical background. Our experienced staff and Help Desks are there to solve their problems, day in and day out.
Through our product knowledge, our state-of-the-art logistics guaranteeing delivery when and where needed, we make sourcing more efficient for our customer, whether it is through full storeroom and inventory management or over-the-counter service at our 1,300 branches worldwide.

Industrial customers
are continually looking for solutions to improve efficiency



...Hagemeyer supplies these solutions

Integrated sup[illegible]

For more than 20 years we have pioneered supply chain services. Integrated Supply has become something of an industry buzz word - it seems to have acquired a lot of different definitions. Our definition has never changed. The only thing that has changed over time is our profound understanding of how to provide real Integrated Supply and how to successfully expand and adapt these comprehensive services to very specific, individual customer requirements.

Hagemeyer partners national and international customers in virtually every industry segment

- automotive
- energy
- steel
- petrochemical
- construction
- natural resources
- utilities
- healthcare
- airport maintenance
- hospitality industry









MRO – what does it mean?

Maintenance, repair and operations products are not part of an end-product. They are the wide range of products required to keep a plant or facility running smoothly and efficiently.

Hagemeyer is focused on offering quality service to different types of industrial customers, varying from smaller and medium-sized to very large customers. Large national and international corporations especially are continuously looking for process efficiency improvements, increasingly on a global basis. For decades, Hagemeyer has been partnering these customers in developing solutions that take cost out of their work processes. But they demand more than competitive prices. They expect Hagemeyer to offer solutions that will reduce their total cost of ownership of MRO products.

Hagemeyer North America pioneered supply chain services, such as Integrated Supply as an early response to changing customer needs. Integrated Supply is a seamless supply channel where a selected distributor is the primary source for all MRO products. In these arrangements, Hagemeyer builds long-term partnership agreements with MRO customers. Our computer systems are linked and we take on the total management of the supply chain for indirect materials for these customers. Indirect products range from electrical, industrial, electronic, cutting tools and abrasives, to personal protection and safety, power transmission and mill and other supplies. The most efficient use of Integrated Supply has Hagemeyer providing the wide range of indirect products, handling outsourced procurement, and managing the store room for our customers. Hagemeyer now offers this same service to customers in Europe and Asia-Pacific.

North America
Sales EUR 1,560.8
Branches 453



Hagemeyer




Europe
Sales EUR 3,772.0 mln
Branches 626

working for more than one million

customers around the world

Asia-Pacific
Sales EUR 473.8 mln
Branches 210

Hagemeyer – listening to our customers...

...their needs are driving our expansion of products and services



Safety solutions

Protecting people at work is a complex issue regulated by law. For good employers, it is more; safety at work is part of their best practice. Different working environments require different types of protection. This is why Hagemeyer offers a comprehensive range of health and safety products and services, including our own brands. A number of our subsidiaries specialise in safety. Advisory and training services, offered by dedicated specialist teams, play a key role, especially in prevention. Today, our specialists are sharing and exchanging their expertise, and supporting the addition of safety to the range of products and services offered throughout Hagemeyer. This is just one example of how we are using Group strengths to provide better service to customers.



Protecting people at work in the USA, Mexico, Canada, the UK, Australia, Germany, Spain and the Netherlands through our products, advisory, prevention and training expertise in

- eyewear
- hearing & face protection
- gloves
- full body protection
- footwear
- respiratory equipment
- fire-prevention equipment

We have been serving customers around the world for more than 100 years. Our 1,300 branches in 37 countries mean we are just around the corner for our customers.
Onsite storeroom management means we are even closer to many more.
As preferred distributor to more than one million customers, we are a key part of their business. We have achieved that position because we offer more than just the product.
That is what our customers tell us.
They have expectations because we know their business. They expect us to use that knowledge to their advantage. We must continually think about and anticipate ways to make their operations more efficient.
And our own.

This is why the whole Hagemeyer organisation is committed to taking cost out of the supply chain and simultaneously improving service.
We do that combining the strengths and experience deeply embedded in our individual subsidiaries and transferring that know-how throughout the Group. Identifying these strengths and sharing the best practice behind them means we can continually improve our service to customers. Safety and personal protection and storeroom management are just two examples.









Distribution to Construction & Installation and Industrial customers is our business. The key question is how can we use our knowledge of the business to take cost out of the supply chain? At subsidiary level, this has always been a priority.
Our subsidiaries are now driving the transfer of best practices throughout the Group that can greatly enhance how we serve our customers - whether they are local or multinational. Through this drive, we are forging a worldwide cluster of strong subsidiaries into a single, even stronger Group.

There are numerous benefits for our customers. By making our own processes more efficient we pass on those efficiencies to our customers. By working as a Group, we can deliver the same products and services on a worldwide basis. Sharing best practice opens up greater access to the acknowledged expertise Hagemeyer has around the world. All of these advantages help us help our customers in their ongoing drive to increase efficiency and take cost out of the supply chain.

Storeroom management – solving supply needs

Hundreds of thousands of installers and industrial customers see their local Hagemeyer branch as a personal storeroom. Everything they need can be picked up or delivered, when needed. For larger customers, we take that common-sense thinking a huge step further. We manage customers' storerooms onsite. We use our expertise and knowledge of the individual customer to ensure everything they need is right there, on the spot, and backed by our knowledge of how to use these products most effectively.

Hagemeyer – improving our own processes...

...to take cost out of your supply chain





e-Commerce - supporting efficiency

Customers have long been offered the choice of ordering online along side more traditional access to our product range. That is part of our basic service. But we have taken the options offered by technology much further. Independent estimates show around 60% of total spending on maintenance, repair and operations products is swallowed up by ordering, receiving and storing the items. A Group-wide initiative to create a common IT platform will help us provide services that can take cost out of that process. Our tailored procurement services to individual, often multinational customers help them track and control their ordering and purchasing. Access to our comprehensive databases provides even more options for managing procurement costs. These services further facilitate management information - again supporting cost control measures and reduced working capital requirements. All these services help generate genuine supply chain savings.

Hagemeyer - ready to be your partner
around the world,
and around the corner




IEYER
EMEYER
HAGEMEYER



Internet www.hagemeyer.com
E-mail info@hagemeyer.com

Production: Corporate Services, Amsterdam, The Netherlands



HAGEMEYER

Jaarverslag 2002

International Business to Business
Distribution Services

Agenda

Agenda voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. te houden op donderdag 24 april 2003 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

1. Opening
2. Jaarverslag 2002
3. Jaarrekening 2002
   a. Dividendvoorstel
   b. Vaststelling jaarrekening 2002
4. Décharge Raad van Bestuur / Raad van Commissarissen
5. Herbenoeming lid Raad van Commissarissen
6. Benoeming lid Raad van Bestuur
7. Benoeming externe accountant belast met controle van de jaarrekening 2003
8. Machtiging tot inkoop van eigen aandelen
9. Verlenging aanwijzing van de Raad van Bestuur
   a. als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen
   b. als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen
10. Vergoeding commissieleden Raad van Commissarissen
11. Rondvraag
12. Sluiting

Toelichting agendapunt 3a
Dividendvoorstel

Uitgangspunt van Hagemeyers dividendbeleid is een pay out ratio van 35% tot 40% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill. Uitkering van het interim dividend vindt plaats in contanten. Aandeelhouders wordt bij het slotdividend de keuze geboden tussen een uitkering geheel in contanten dan wel in de vorm van een dividend in aandelen.

De afgelopen jaren heeft nagenoeg de helft van Hagemeyers aandeelhouders ervoor gekozen om het slotdividend in contanten op te nemen, terwijl de andere helft de keuze maakte voor een dividend in aandelen. Bij onze cash planning voor de uitkering van het slotdividend over 2002 hebben wij deze verdeling weer als leidraad genomen.

Echter, de recente onrust op de financiële markten en de volatiliteit van de koers van het Hagemeyer aandeel, zou kunnen betekenen dat bij een verdere daling van de beurskoers een onevenredig groot aantal aandelen zou moeten worden uitgegeven om dit keuzedividend wederom mogelijk te maken. De omvangrijke verwatering die hiervan het gevolg zou zijn, is naar onze mening niet gewenst.

Het alternatief, om het slotdividend op basis van bovengenoemde pay out ratio volledig in contanten uit te keren, wordt evenmin wenselijk geacht. In de cash flow planning voor 2003 is EUR 20 miljoen gereserveerd voor het contante deel van het slotdividend over 2002. Verdere verhoging van dit bedrag zou ten koste gaan van de investeringsprogramma's en is daarmee naar Hagemeyers overtuiging niet in het belang van aandeelhouders.


HAGEMEYER

De hier genoemde bijzondere omstandigheden leiden ertoe dat Hagemeyer bij de uitvoering van haar beleid dit jaar de uitkering van het dividend over 2002 beperkt tot het contante deel van het dividend. Daarbij is uitgegaan van de bovengenoemde verwachte opname van ongeveer 50% van het slot-dividend in contanten in lijn met voorgaande jaren. Hierdoor wordt de pay out ratio feitelijk verlaagd tot 22% van het netto resultaat uit gewone bedrijfs-uitoefening voor afschrijving goodwill.

Voorgesteld wordt derhalve aan de houders van gewone aandelen Hagemeyer een dividend in contanten uit te keren van EUR 0,33 per aandeel. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim dividend ten bedrage van EUR 0,15 resteert derhalve een contant slotdividend van EUR 0,18.

Met ingang van 28 april 2003 zullen de gewone aandelen ex-dividend worden genoteerd. Betaling van dividend in contanten zal met ingang van 16 mei 2003 geschieden.

Toelichting agendapunt 5
Herbenoeming lid Raad van Commissarissen

Volgens rooster van aftreden zal de heer D.G. Eustace aftreden als commissaris. Hij is opnieuw benoembaar. De heer Eustace maakt sinds 1999 deel uit van de Raad van Commissarissen en werd in 2001 benoemd tot Vice-voorzitter. De heer Eustace is tevens voorzitter van de Audit Commissie. Zijn uitgebreide financiële en operationele ervaring is voor de Gecombineerde Vergadering reden de heer Eustace voor herbenoeming voor te dragen.

Toelichting agendapunt 6
Benoeming lid Raad van Bestuur

De heer Drs. J.S.T. Tiemstra werd per 1 september 2002 benoemd in de functie van Chief Financial Officer en lid van het Executive Committee. De heer Tiemstra was voor zijn indiensttreding bij Hagemeyer, van oktober 2001 tot juli 2002 CFO bij Hollandsche Beton Groep. Daarvoor bekleedde hij sinds 1979 bij Unilever diverse leidinggevende financiële en operationele posities. De Gecombineerde Vergadering stelt voor de heer Tiemstra te benoemen tot lid van de Raad van Bestuur.

Toelichting agendapunt 8
Machtiging tot inkoop van eigen aandelen

Voorgesteld wordt om machtiging te verlenen aan de Raad van Bestuur tot het door de Vennootschap onder bezwarende titel doen verkrijgen van aandelen in het kapitaal van de Vennootschap, voor een periode van 18 maanden te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 24 oktober 2004, tot een maximum aantal als wettelijk toegestaan. De aandelen kunnen worden verkregen door inkoop ter beurze of anderszins tegen een prijs welke gelijk is aan ten minste EUR 0,01 en voor wat betreft de gewone aandelen ten hoogste gelijk aan de beurskoers, verhoogd met 10% en voor wat betreft de preferente aandelen ten hoogste gelijk aan de nominale waarde van die aandelen, eveneens verhoogd met 10%. Als beurskoers geldt voor dit doel het gemiddelde van de koersen van de vijf beursdagen voorafgaande aan de dag van aankoop, zoals blijkt uit de Officiële Prijscourant van Euronext Amsterdam N.V.

Toelichting agendapunt 9a
Verlenging aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen

Voorgesteld wordt om de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen. Deze aanwijzing geldt voor een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 24 oktober 2004, en betreft ten hoogste 10% van het geplaatste kapitaal van de Vennootschap, te verhogen met 10% indien de uitgifte plaatsvindt in geval van fusie of overname. Dit verzoek is in overeenstemming met de aanbevelingen van gezaghebbende Nederlandse instellingen op het gebied van corporate governance. Hagemeyer is van mening dat ter zake van kleinere aanvullende overnames, bij het uitkeren van dividend in aandelen en bij de toekenning van opties uit praktische overwegingen een zekere vrijheid bij de Raad van Bestuur behoort te liggen.
Indien de Vennootschap voornemens is aandelen uit te geven ter financiering van grotere overnames dienen aandeelhouders separaat benaderd te worden.

Toelichting agendapunt 9b
Verlenging aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen

Voorgesteld wordt de Raad van Bestuur als het tot uitgifte bevoegde orgaan tevens aan te wijzen als het orgaan dat bevoegd is tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen voor een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 24 oktober 2004.

Toelichting agendapunt 10
Vergoeding commissieleden Raad van Commissarissen

In tegenstelling tot de usance in de markt werden door Hagemeyer tot op heden aan de leden van de Audit en de Remuneratie Commissie van de Raad van Commissarissen geen speciale vergoedingen gegeven. Door de toegenomen werkdruk vanwege internationale governance ontwikkelingen wordt voorgesteld de leden van de Audit en de Remuneratie Commissie van de Raad van Commissarissen een vergoeding van EUR 7.000 op jaarbasis toe te kennen.

Curriculum Vitae

D.G. Eustace

Geboortedatum: 3 juli 1936
Nationaliteit: Britse en Canadese

1958: University of Bristol
Doctoraal bedrijfseconomie

1961: F.C.A. Institute of Chartered Accountants

In 1964 trad de heer Eustace in dienst bij Alcan Aluminium Ltd., bij welke onderneming hij diverse financiële posities bekleedde in Canada, Argentinië, Brazilië, Spanje en het Verenigd Koninkrijk. In de periode 1988 / 1992 was hij Chief Financial Officer van British Aerospace Plc.
In 1992 trad de heer Eustace in dienst van Philips Electronics N.V., waar hij deel uitmaakte van het Group Management Committee. In oktober 1992 werd hij benoemd tot Executive Vice President en Chief Financial Officer. In de periode 1997 / 1999 was de heer Eustace Vice-voorzitter van de Raad van Bestuur en het Group Management Committee van Philips Electronics N.V.

Belangrijkste nevenfuncties:

- Lid Raad van Commissarissen Koninklijke Luchtvaart Maatschappij N.V.
- Lid Raad van Commissarissen AEGON N.V.
- Vice-voorzitter Raad van Commissarissen Koninklijke KPN N.V.
- Voorzitter Board van Sendo Holdings Plc (Verenigd Koninkrijk)
- Voorzitter Board van Smith and Nephew Plc (Verenigd Koninkrijk)
- Lid Board van Sonae.Com SGPS S.A. (Portugal).

De heer Eustace bezit geen aandelen Hagemeyer N.V.

Drs. J.S.T. Tiemstra

Geboortedatum: 16 november 1952
Nationaliteit: Nederlandse

1978: Universiteit Groningen
Doctoraal bedrijfseconomie

1984: Universiteit Rotterdam
Post doctoraal register accountancy

In 1979 trad de heer Tiemstra in dienst bij Unilever, bij welke onderneming hij diverse leidinggevende financiële en operationele functies vervulde in het Verenigd Koninkrijk, Mexico, Polen, Duitsland en Nederland. Van oktober 2001 tot juli 2002 was hij Chief Financial Officer bij Hollandsche Beton Groep. Sinds 1 september 2002 is de heer Tiemstra werkzaam bij Hagemeyer als CFO en lid van het Executive Committee.

De heer Tiemstra bezit geen aandelen Hagemeyer N.V.

 HAGEMEYER

Naarden, maart 2003

De Raad van Bestuur van Hagemeyer N.V. heeft het genoegen u hierbij het jaarverslag 2002 aan te bieden.

Indien u ook volgende jaren ons jaarverslag wilt blijven ontvangen, gelieve u de aangehechte kaart ingevuld terug te zenden. U kunt daarop ook het door u gewenste aantal jaarverslagen vermelden.

Ik stel prijs op toezending van:

		Nederlands	Engels
☐	het jaarverslag	☐ ex.	☐ ex.
☐	het halfjaarbericht	☐ ex.	☐ ex.
☐	de notulen Algemene Vergadering van Aandeelhouders		

van Hagemeyer N.V.

Bedrijfsnaam ____________________

T.a.v. ____________________ m/v*

Adres ____________________

Postcode __________ Woonplaats __________

Land ____________________

* S.v.p. doorhalen wat niet van toepassing is.


HAGEMEYER

Naarden, maart 2003

De Raad van Bestuur van Hagemeyer N.V. heeft het genoegen u hierbij het jaarverslag 2002 aan te bieden.

Indien u ook volgende jaren ons jaarverslag wilt blijven ontvangen, gelieve u de aangehechte kaart ingevuld terug te zenden. U kunt daarop ook het door u gewenste aantal jaarverslagen vermelden.

Ik stel prijs op toezending van:

		Nederlands	Engels
☐	het jaarverslag	___ ex.	___ ex.
☐	het halfjaarbericht	___ ex.	___ ex.
☐	de notulen Algemene Vergadering van Aandeelhouders		

van Hagemeyer N.V.

Bedrijfsnaam ______________________________

T.a.v. ______________________________ m / v*

Adres ______________________________

Postcode ______________ Woonplaats ______________

Land ______________________________

* S.v.p. doorhalen wat niet van toepassing is.


HAGEMEYER

International Business to Business Distribution Services

Jaarverslag 2002

Van dit jaarverslag is een Engelstalige versie beschikbaar

An English language version of this Annual Report is available

Inhoud

Profiel

Hagemeyer is gespecialiseerd in hoogwaardige business to business (B2B) distributie en dienstverlening en richt zich daarbij op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Operations) producten. Omdat deze markten zeer divers en complex zijn, bestaan er voor de Groep talrijke mogelijkheden om op een innovatieve manier in te spelen op de vraag van afnemers. De onderneming coördineert product- en informatiestromen en levert door haar marktkennis en technische expertise toegevoegde waarde aan zowel eindgebruikers als leveranciers, waarbij zij belangrijke kostenbesparingen creëert.

In de B2B markten van Europa, Noord-Amerika en Azië-Pacific wil Hagemeyer op haar gebied een leidende positie innemen.

Kerngetallen

(voor winstbestemming)	**2002**	2001	2000
Algemeen (x EUR 1.000)			
Netto omzet	**8.343.472**	8.835.726	8.212.399
EBITA [1]	**266.105**	372.959	352.798
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill [2]	**166.662**	239.113	234.811
Resultaat uit gewone bedrijfsuitoefening na belastingen	**131.814**	203.264	223.214
Resultaat na belastingen	**56.790**	153.479	386.676
Kasstroom uit bedrijfsoperaties	**313.884**	492.552	359.468
Vrije kasstroom [3]	**101.199**	181.875	631.596
Netto rentedragende schulden	**1.040.396**	1.208.262	1.125.518
Netto rentedragende schulden / EBITDA	**3,2**	2,8	2,7
Rentedekking [4]	**4,8**	5,4	6,5
Gearing [5]	**1,12**	1,21	1,26
Capital ratio [6]	**28,1**	26,9	25,0
Rendement op geïnvesteerd vermogen [7]	**6,8%**	12,1%	14,4%
Gemiddeld aantal werknemers	**23.029**	24.314	21.101
Gegevens per gewoon aandeel (x EUR) [8]			
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill [2]	**1,51**	2,20	2,18
Resultaat uit gewone bedrijfsuitoefening na belastingen	**1,19**	1,86	2,08
Dividend [9]	**0,33**	0,77	0,76
Eigen vermogen [10, 11]	**8,20**	8,95	8,03
Aandeelgegevens			
Hoogste koers (x EUR)	**26,80**	26,41	32,93
Laagste koers (x EUR)	**6,08**	10,50	15,75
Koers jaar ultimo (x EUR)	**6,90**	21,00	23,75
Aantal geplaatste gewone aandelen [11]	**109.459.256**	108.154.783	107.169.706
Beurswaarde [11] (x EUR)	**755.268.866**	2.271.250.443	2.545.280.518

1 bedrijfsresultaat voor afschrijving goodwill
2 cash earnings
3 netto kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen alsmede netto kasstroom uit buitengewone baten en lasten en betaalde dividenden
4 bedrijfsresultaat voor afschrijving goodwill / netto rentelasten
5 netto rentedragende schuld / eigen vermogen
6 vermogen / totale activa
7 netto bedrijfsresultaat na belastingen en exclusief bijzondere posten / gemiddeld geïnvesteerd vermogen inclusief geactiveerde goodwill voor afschrijvingen en inclusief de investering in bijzondere en buitengewone posten
8 afgerond op hele Eurocenten
9 voorgesteld dividend voor 2002
10 voor winstbestemming
11 per jaar ultimo

Aan onze aandeelhouders

Voor Hagemeyer en haar stakeholders was 2002 een moeilijk jaar. De recessie die begon in de tweede helft van 2001 blijkt dieper en hardnekkiger te zijn dan voorzien, met name in de Verenigde Staten en Europa. Vooral de omzet in onze kerndivisie Professional Products en Services (PPS) had hieronder te lijden met een negatieve autonome groei van 4,2%. De onderneming in zijn geheel liet dankzij een sterke bijdrage van de ICT distributie-activiteiten in Azië-Pacific, een negatieve autonome groei van 2% zien. De hoge operationele gearing die kenmerkend is voor distributie-activiteiten zorgt ervoor dat deze daling van de omzet een veel groter effect op de winst heeft. Als gevolg daarvan waren de cash earnings, waarin begrepen een aantal eenmalige posten, het afgelopen jaar EUR 167 miljoen; 30% lager dan in 2001.

Het managen van de onderneming in een periode van recessie was onze voornaamste zorg. Hagemeyer blijft echter gecommitteerd aan haar strategie om een internationale distributie en service organisatie te creëren. Dit wordt bereikt door de implementatie van het Change Program dat is opgezet om de PPS bedrijven te integreren in een samenhangend wereldwijd netwerk. Het doet mij genoegen te kunnen melden dat we dit jaar belangrijke voortgang hebben geboekt met het uitrollen van het Change Program. Hoewel de implementatie van het nieuwe Movex ERP-systeem in het Verenigd Koninkrijk in 2002 moeilijk is geweest, is hiermee wel een uiterst belangrijke mijlpaal bereikt. Alle kernelementen van ons nieuwe business model zijn nu met succes in een operationele omgeving live gegaan. Alle PPS bedrijven hebben de integratie en de herindeling van hun verkoopteams naar klantensegment afgerond. Op logistiek gebied zijn regionale distributiecentra in gebruik genomen in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa. Shared service centres voor de financiële en administratieve afdelingen zijn nu operationeel in het Verenigd Koninkrijk en de Verenigde Staten.

Hagemeyers focus op het verlagen van het werkkapitaal heeft in combinatie met de opbrengsten van het sale / lease back programma belangrijk bijgedragen aan een afname van de netto schuld met EUR 168 miljoen tot ruim EUR 1 miljard per ultimo 2002 en aan een positieve vrije kasstroom, na buitengewoon resultaat en betaalde dividenden, van EUR 101 miljoen in 2002. Als onderdeel van haar strategie om haar financieringsbronnen te spreiden en de looptijd van vreemd vermogen te verlengen heeft Hagemeyer met succes een USD 211 miljoen private placement afgerond. Daarnaast werd de bestaande EUR 400 miljoen gesyndiceerde kredietfaciliteit, die in 2003 zou aflopen, vervangen door een nieuwe faciliteit van EUR 500 miljoen. De bovengenoemde transacties voorzien in de financieringsbehoefte van de Groep waarbij Hagemeyer gecommitteerde lange termijn kredietfaciliteiten ter beschikking heeft van meer dan EUR 1 miljard met een gemiddelde looptijd van 4,4 jaar.

Het in november 2001 aangekondigde programma om Hagemeyers personeelsbestand wereldwijd met 2.000 mensen terug te brengen, werd gedurende 2002 afgerond. Het afgelopen jaar heeft buitengewoon veel van ons management en van onze medewerkers gevergd en niemand kan zich een meer uitdagende combinatie van externe en interne omstandigheden herinneren. Wij danken hen dan ook voor hun inspanningen.

Er zijn op dit moment geen tekenen die wijzen op een herstel van onze belangrijkste markten. Tegen deze achtergrond zal Hagemeyer zich concentreren op die onderdelen van haar activiteiten waarop zij invloed kan uitoefenen. Met de ervaring opgedaan in het Verenigd Koninkrijk zal het Change Program in een meer gedoseerd tempo worden uitgerold. Hierbij richten wij ons in eerste instantie op die verbeteringen in logistiek en in de praktijk van alledag, die een hoog rendement opleveren. Zo kunnen door een gerichte verlaging van het werkkapitaal en door een structurele verbetering in operationele efficiency verdere voordelen van het nieuwe business model worden gerealiseerd. Dit zal in de komende 18 maanden moeten leiden tot een additionele afname van ons PPS personeelsbestand met zo'n 1.000 arbeidsplaatsen. Hierdoor kunnen wij Hagemeyer op de kaart zetten als een van de sterkste spelers in haar bedrijfstak en zijn wij in staat om maximaal te profiteren van een toekomstig herstel van onze markten.



Rob ter Haar

Bericht van de Raad van Commissarissen

Aan de aandeelhouders van Hagemeyer N.V.

Verslag jaarlijkse algemene vergadering van aandeelhouders van 23 april 2002
Tijdens de op 23 april 2002 gehouden jaarlijkse algemene vergadering van aandeelhouders werd het boekjaar 2001 uitvoerig toegelicht en besproken. Nadat de Vergadering het dividendvoorstel had goedgekeurd, werd de jaarrekening 2001 met algemene stemmen vastgesteld. Décharge werd verleend aan de leden van de Raad van Bestuur voor het gevoerde bestuur en aan de leden van de Raad van Commissarissen voor het door hen uitgeoefende toezicht daarop.

De volgens rooster aftredende commissarissen Mr P.J. Kalff, T.Y. Yasuda en Mr W.F.Th. Corpeleijn werden herbenoemd.

De Vergadering ging akkoord met het voorstel om Deloitte & Touche Accountants te benoemen tot externe accountant en te belasten met de controle van de jaarrekening over het boekjaar 2002.

Aan de Raad van Bestuur werd machtiging verleend tot het doen verkrijgen door de Vennootschap van eigen aandelen anders dan om niet voor een periode van 18 maanden en derhalve eindigend op 23 oktober 2003, tot een maximum aantal als wettelijk toegestaan. De Vergadering ging akkoord met het voorstel om de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen. De aanwijzing geldt voor een periode van 18 maanden en eindigt derhalve op 23 oktober 2003 en betreft ten hoogste 10% van het geplaatste kapitaal van de Vennootschap, te verhogen met 10% indien de uitgifte plaatsvindt in geval van fusie of overname. Voorts ging de Vergadering akkoord met het voorstel de Raad van Bestuur als het tot uitgifte bevoegde orgaan tevens aan te wijzen als het orgaan dat bevoegd is tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen voor een periode van 18 maanden, derhalve eindigend op 23 oktober 2003.

Dividendvoorstel algemene vergadering van aandeelhouders 24 april 2003
Voor een gezonde ondernemingsfinanciering zijn interne financiering door het inhouden van winst of toekennen van dividend in de vorm van aandelen van oudsher belangrijke pijlers. De Raad van Bestuur heeft met zijn bestaande reserverings-bevoegdheid een belangrijk instrument in handen om de onderneming te financieren en financierbaar te houden. De statutair vereiste toetsing van het reserveringsbeleid door de Raad van Commissarissen en de uiteindelijke vaststelling van de jaarrekening door de Algemene Vergadering bieden een waarborg voor het zorgvuldig hanteren van dit instrument.

Op grond van de bestaande statutaire regeling wordt bij Hagemeyer uit de winst allereerst een vast dividend uitgekeerd op de preferente aandelen, waarna door de Raad van Bestuur wordt vastgesteld welk deel van de resterende winst wordt gereserveerd en welk deel als gevolg daarvan ter beschikking staat aan de Algemene Vergadering.

Uitgangspunt van Hagemeyers dividendbeleid is een pay out ratio van 35% tot 40% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill. Uitkering van het interim dividend vindt plaats in contanten. Aandeelhouders wordt bij het slotdividend de keuze geboden tussen een uitkering geheel in contanten dan wel in de vorm van een dividend in aandelen.

De afgelopen jaren heeft nagenoeg de helft van Hagemeyers aandeelhouders ervoor gekozen om het slotdividend in contanten op te nemen, terwijl de andere helft de keuze maakte voor een dividend in aandelen. Bij onze cash planning voor de uitkering van het slotdividend over 2002 hebben wij deze verdeling weer als leidraad genomen.

Echter, de recente onrust op de financiële markten en de volatiliteit van de koers van het Hagemeyer aandeel, zou kunnen betekenen dat bij een verdere daling van de beurskoers een onevenredig groot aantal aandelen zou moeten worden uitgegeven om

dit keuzedividend wederom mogelijk te maken. De omvangrijke verwatering die hiervan het gevolg zou zijn, is naar onze mening niet gewenst.

Het alternatief, om het slotdividend op basis van bovengenoemde pay out ratio volledig in contanten uit te keren, wordt evenmin wenselijk geacht. In de cash flow planning voor 2003 is EUR 20 miljoen gereserveerd voor het contante deel van het slotdividend over 2002. Verdere verhoging van dit bedrag zou ten koste gaan van de investerings-programma's en is daarmee naar Hagemeyers overtuiging niet in het belang van aandeelhouders.

De hier genoemde bijzondere omstandigheden leiden ertoe dat Hagemeyer bij de uitvoering van haar beleid dit jaar de uitkering van het dividend over 2002 beperkt tot het contante deel van het dividend. Daarbij is uitgegaan van de bovengenoemde verwachte opname van ongeveer 50% van het slot-dividend in contanten in lijn met voorgaande jaren. Hierdoor wordt de pay out ratio feitelijk verlaagd tot 22% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill.

Voorgesteld wordt derhalve aan de houders van gewone aandelen Hagemeyer een dividend in contanten uit te keren van EUR 0,33 per aandeel. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim dividend ten bedrage van EUR 0,15 resteert derhalve een contant slotdividend van EUR 0,18.

Jaarrekening 2002

Hierbij bieden wij u de door de Raad van Bestuur opgemaakte jaarrekening over 2002 aan.
Deze omvat:

- de geconsolideerde balans per 31 december
- de geconsolideerde winst- en verliesrekening over het kalenderjaar
- het geconsolideerde kasstroomoverzicht over het kalenderjaar
- de vennootschappelijke balans per 31 december
- de vennootschappelijke winst- en verliesrekening over het kalenderjaar
- het voorstel winstbestemming
- de toelichting op de jaarrekening.

Deze jaarrekening is gecontroleerd door Deloitte & Touche Accoutants zoals blijkt uit de accountants-verklaring die u in dit verslag aantreft op pagina 67.

Wij kunnen ons met deze stukken verenigen en stellen u voor de jaarrekening 2002 overeenkomstig vast te stellen.

Overige agendapunten algemene vergadering van aandeelhouders 24 april 2003

Volgens rooster van aftreden zal in de aanstaande algemene vergadering van aandeelhouders de heer D.G. Eustace aftreden als commissaris. Hij is opnieuw benoembaar. De heer Eustace maakt sinds 1999 deel uit van onze Raad en werd in 2001 benoemd tot Vice-voorzitter. De heer Eustace is tevens voorzitter van de Audit Commissie. Zijn uitgebreide financiële en operationele ervaring is voor de Gecombineerde Vergadering reden de heer Eustace voor herbenoeming voor te dragen. Nadere achtergrondinformatie treft u aan in de bijlage bij dit jaarverslag, waarin ook de agenda voor de vergadering is opgenomen.

Na de vorige jaarvergadering is verder invulling gegeven aan de nieuwe organisatiestructuur met een afgeslankte Raad van Bestuur en een Executive Committee, dat belast is met het management van de activiteiten van de Groep en de implementatie van de strategie. Als gevolg van de invoering van deze nieuwe organisatiestructuur zijn de heren G.L. Pickles en Ir. E.H.M. van den Assem beiden teruggetreden als lid van de Raad van de Bestuur om zich geheel te kunnen wijden aan hun taken binnen het Executive Committee in respectievelijk de regio's Azië-Pacific en Centraal-Europa. Per 31 augustus 2002 is de heer J.H. Riddell teruggetreden als CFO en als lid van de Raad van Bestuur en het Executive Committee.

Wij danken de heren Pickles, Riddell en Van den Assem voor hun bijdragen aan de ontwikkeling van de onderneming gedurende de tijd dat zij deel uitmaakten van de Raad van Bestuur.

De heer Drs. J.S.T. Tiemstra heeft per 1 september 2002 de functie van CFO van de heer Riddell overgenomen. Hij is lid van het Executive Committee. De heer Tiemstra was voor zijn indiensttreding bij Hagemeyer, van oktober 2001 tot juli 2002 CFO bij Hollandsche Beton Groep. Daarvoor bekleedde hij sinds 1979 bij Unilever diverse leidinggevende financiële en operationele posities. De Gecombineerde Vergadering stelt u voor de heer Tiemstra te benoemen tot lid van de Raad van Bestuur. Nadere achtergrondinformatie treft u aan in de bijlage bij dit jaarverslag.

De Raad van Commissarissen stelt u voor machtiging te verlenen aan de Raad van Bestuur tot het door de Vennootschap onder bezwarende titel doen verkrijgen van aandelen in het kapitaal van de Vennootschap, tot een maximum aantal als wettelijk toegestaan, en wederom voor de duur van 18 maanden.

Voorgesteld wordt de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen. Deze aanwijzing geldt voor een periode van 18 maanden, te rekenen vanaf de datum van de jaarvergadering 2003 en derhalve eindigend op 24 oktober 2004, en betreft ten hoogste 10% van het geplaatste kapitaal van de Vennootschap, te verhogen met 10% indien de uitgifte plaatsvindt in geval van fusie of overname. Dit verzoek is in overeenstemming met de aanbevelingen van gezaghebbende Nederlandse instellingen op het gebied van corporate governance. Wij zijn van mening dat ter zake van kleinere aanvullende overnames, bij het uitkeren van dividend in aandelen en bij de toekenning van opties uit praktische overwegingen een zekere vrijheid bij de Raad van Bestuur behoort te liggen.
Indien de Vennootschap voornemens is aandelen uit te geven ter financiering van grotere overnames dienen aandeelhouders separaat benaderd te worden.

Daarnaast stelt de Raad van Commissarissen voor om de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij de uitgifte van gewone aandelen.

In tegenstelling tot de usance in de markt werden door Hagemeyer tot op heden aan de leden van de Audit en de Remuneratie Commissie van de Raad van Commissarissen geen speciale vergoedingen gegeven. Door de toegenomen werkdruk vanwege internationale governance ontwikkelingen wordt voorgesteld de leden van de Audit en de Remuneratie Commissie van de Raad van Commissarissen een vergoeding van EUR 7.000 op jaarbasis toe te kennen.

Functioneren Raad van Commissarissen

De Raad van Commissarissen kent een reglement waarin de inrichting, de taken en de werkwijze van de Raad, de onderlinge samenwerking en de verhouding tot de onderneming en haar stakeholders zijn geregeld. Het reglement voorziet onder meer in een vastgesteld vergaderschema voor de formele contacten tussen onze Raad en de Raad van Bestuur. Deze gecombineerde vergadering vindt ten minste vier maal per jaar plaats. Eveneens worden zeer geregeld informele contacten onderhouden en, wanneer nodig, extra (telefonische) vergaderingen belegd. De commissarissen worden ten minste maandelijks uitgebreid geïnformeerd over de gang van zaken in de onderneming. De Raad verleent goedkeuring aan belangrijke investerings-voorstellen en benoemingen. De besluitvorming vindt plaats op collegiale basis.
Onze Raad vergadert ten minste eenmaal per jaar buiten aanwezigheid van de Raad van Bestuur.
In deze vergadering bespreekt de Raad het eigen functioneren, de samenstelling en de grootte van de Raad, de samenwerking met de Raad van Bestuur, alsmede de samenstelling en het functioneren van de Raad van Bestuur en het Executive Committee.
Ieder lid van onze Raad dient in principe in de gelegenheid te zijn om alle vergaderingen van de Raad van Commissarissen bij te wonen.

Binnen onze Raad is een vaste Remuneratie Commissie voor selectie-, benoemings-, en honoreringskwesties ingesteld onder voorzitterschap van de heer Kalff en een Audit Commissie onder voorzitterschap van de heer Eustace. Daarnaast kunnen andere permanente en tijdelijke commissies worden ingesteld.

Audit Commissie

Vooruitlopend op de later in Nederland breed gevoerde discussie over de rol van de accountant heeft Hagemeyer reeds in april 2002 bekend gemaakt dat zij de verschillende functies van de accountant zal scheiden om mogelijke belangenverstrengeling tussen de positie van externe accountant en adviseur te voorkomen.

Het reglement van de Audit Commissie voorziet in een controle namens de Raad van Commissarissen op de accounting procedures en financiële rapportage in de onderneming, de interne controlesystemen en de audit functie, de financiële verslaglegging en de onafhankelijke controle daarvan en tenslotte op de vervulling van de onafhankelijke rol van de externe accountant. De commissie heeft ongelimiteerde toegang tot de gehele onderneming en voert waar nodig overleg met groeps- en stafdirecteuren over zaken die een substantiële invloed op de jaarrekening kunnen hebben. Terwijl de Raad van Bestuur verantwoordelijk blijft voor de voorbereiding en integriteit van Hagemeyers financiële verslaglegging, is het de verantwoordelijkheid van de commissie om zich te vergewissen van de onafhankelijkheid, professionaliteit en efficiency van de externe accountants. Zo zal zij bijvoorbeeld de management letters van de accountant beoordelen en de opvolging van de aanbevelingen door de Raad van Bestuur controleren. Zij zal een wijziging van waarderingsgrondslagen en de reden daarvoor bespreken met het bestuur. Zij ziet er op toe dat de financiële verslaglegging een getrouw beeld geeft van de situatie binnen de onderneming.
De commissie zal zich ervan verzekeren dat er adequate interne controlesystemen zijn om de ondernemingsrisico's in te schatten en te beheersen.

Remuneratie Commissie

De commissie is verantwoordelijk voor het opstellen van selectiecriteria en benoemingsprocedures voor leden van de Raad van Commissarissen, de Raad van Bestuur en het senior management van de onderneming. De commissie beoordeelt het functioneren van de individuele leden van onze Raad en de Raad van Bestuur en bereidt voorstellen voor (her)benoeming voor. De beloningsstructuur alsmede de toe te kennen optierechten, pensioenrechten en overige vergoedingen van de Raad van Bestuur en het senior management, worden periodiek geëvalueerd. De commissie ziet er op toe dat de beloningen ten minste marktconform zijn. Het honoreringspakket is in 2002 daartoe verder aangepast. Het bestaat uit een salaris, een Short Term Incentive (bonus), een Long Term Incentive plan en opties, met als doel het totaalinkomen afhankelijk te maken van resultaten (financieel en anderszins) en een stimulans te bieden om aan de onderneming verbonden te blijven.

Profielschets

In een profielschets is onder meer de gewenste samenstelling en grootte van de Raad van Commissarissen beschreven. Maatstaf bij de samenstelling van de Raad vormt de voor de onderneming benodigde deskundigheid op het gebied van strategische en financiële besluitvorming. De in de profielschets opgenomen criteria gelden zowel bij benoeming als bij herbenoeming van een commissaris, waarbij herbenoeming geen automatisme is. De profielschets ligt ter inzage ten kantore van de Vennootschap.

Onafhankelijkheid

In de profielschets is tevens vastgelegd dat de leden van de Raad van Commissarissen onafhankelijk zijn en zich richten op het belang van de onderneming als geheel. Zij stellen zich daarnaast kritisch op ten opzichte van elkaar en de Raad van Bestuur. Iedere commissaris verricht zijn functie als onafhankelijk persoon en niet als vertegenwoordiger van mogelijke groeperingen of organisaties. Geen van de commissarissen is werkzaam geweest bij de onderneming. Tevens ontvangt geen van de

commissarissen van de onderneming dan wel van haar leidinggevenden een vergoeding voor advieswerkzaamheden. Geen van de commissarissen ontvangt een resultaatafhankelijke vergoeding van de onderneming. Er zijn geen verbanden tussen leden van de Raad van Bestuur en de Raad van Commissarissen met betrekking tot 'kruislings' toezicht houden en er is geen sprake van andere vormen van zogeheten 'interlocking directorships'. Tot slot vertegenwoordigt geen van de vier commissarissen een dominante aandeelhouder in Hagemeyer. Ook gedurende de vervulling van zijn commissariaat wordt er op toegezien dat er geen zodanige wijzigingen optreden waardoor een commissaris door hiërarchische ondergeschiktheid binnen een groep, door kruisverbanden, door verhoudingen met de persoon op wie hij toezicht houdt of door gewichtige redenen, wordt belemmerd in de onafhankelijke uitoefening van zijn toezichthoudende taken. Indien een lid van onze Raad een (incidenteel) tegenstrijdig belang heeft, wordt dit terstond aan de Voorzitter gemeld. In een dergelijk geval zal de Voorzitter passende maatregelen nemen.

Verslag over 2002

In het verslagjaar kwamen de Raad van Commissarissen en de Raad van Bestuur vijf maal bijeen. In deze vergaderingen is de gang van zaken binnen de onderneming doorgenomen, waarbij maandrapporten, het jaarbudget en het halfjaarbericht 2002 werden besproken. In aanwezigheid van vertegenwoordigers van Hagemeyers externe accountants werd overleg gepleegd over de aan aandeelhouders voor te leggen jaarrekening.

Veel aandacht is besteed aan de maatregelen die Hagemeyer heeft moeten nemen in reactie op de verslechterende economische omstandigheden. Daarnaast werd veelvuldig gesproken over de voortgaande implementatie van de strategie en het daarmee samenhangende Change Program, de verdere integratie van de verschillende ondernemingen binnen de kernactiviteit, het gemeenschappelijk ICT platform en de nieuwe organisatiestructuur van de onderneming. Om een beter inzicht te krijgen in het verloop van de implementatie van het Change Program heeft onze Raad in de loop van het jaar een werkbezoek gebracht aan Hagemeyer UK.
Over deze onderwerpen vond ook frequent informeel contact plaats tussen de leden van onze Raad en de Raad van Bestuur. Daarnaast is er meerdere malen overleg gevoerd met leden van het Executive Committee. Aan de ontwikkeling van de onderneming op langere termijn, aan de financiering, aan vermogensplanning, aan het dividendbeleid en aan opvolgingskwesties werd ook in 2002 aandacht besteed. De Raad van Commissarissen gaf goedkeuring aan verschillende investeringsvoorstellen, alsmede aan de voorstellen tot uitkering van dividend. Na door onze Raad verleende toestemming werden in verband met personeelsopties rechten toegekend tot het nemen van 515.245 gewone aandelen Hagemeyer.

Voor een nadere toelichting omtrent de gang van zaken gedurende het boekjaar 2002 verwijzen wij u naar het verslag van de Raad van Bestuur. De Raad van Commissarissen heeft het vertrouwen dat Hagemeyers strategie in de komende jaren zal leiden tot een gezonde ontwikkeling van de onderneming.

Naarden, 4 maart 2003

Raad van Commissarissen

Mr P.J. Kalff, Voorzitter
D.G. Eustace, Vice-voorzitter
T.Y. Yasuda
Mr W.F.Th. Corpeleijn

Strategie en financiële doelstellingen

Hagemeyer is gespecialiseerd in hoogwaardige business to business (B2B) distributie en dienstverlening en richt zich daarbij op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Operations) producten. Hagemeyer stelt zich ten doel om door middel van autonome groei, investeringen en gerichte acquisities haar mondiale positie te versterken en haar productassortiment in het MRO segment verder uit te breiden. Integrated Supply is een van de instrumenten om door te dringen in dit deel van de markt. Hierdoor breidt Hagemeyer de bestaande relatie uit met haar afnemers die steeds meer vragen om een integraal dienstverleningsconcept. Investeringen in eerste klas logistiek en gemeenschappelijke ICT systemen zijn absoluut noodzakelijk wil Hagemeyer de eerste keuze zijn van internationale industriële afnemers.
Naast het verzorgen van een efficiënte toelevering is het managen van de informatie- en distributieketen een van Hagemeyers speerpunten, van groot belang voor het verschaffen van toegevoegde waarde aan afnemers.

Voor Hagemeyer staat het creëren van aandeelhouderswaarde voorop. Deze wordt in bedrijfseconomische zin uitgedrukt als het netto bedrijfsresultaat voor afschrijving goodwill na belastingen, verminderd met de kosten van het geïnvesteerd vermogen. Op korte termijn richt Hagemeyer zich op een verbetering van de efficiency met betrekking tot operationele kosten en kapitaalbeslag teneinde het rendement op het geïnvesteerd vermogen belangrijk te verbeteren. Belangrijke value drivers binnen het shareholder value management programma (SVM) zijn winstgevende autonome groei, verbetering van bruto marges, verlaging van operationele kosten en het verbeteren van de efficiency van het werkkapitaal en overig kapitaalbeslag. Op langere termijn dient het rendement op het geïnvesteerd vermogen de kapitaalskosten te overtreffen.

Voor het op succesvolle wijze invullen van de strategie zijn een duidelijke rapportagestructuur en financiële en operationele discipline noodzakelijk. Daarbij beoordeelt Hagemeyer haar acquisities en investeringen op het vermogen om een rendement te leveren dat belangrijk hoger ligt dan de financieringskosten verbandhoudende met die investeringen.

Voor acquisities gelden als kwalitatieve voorwaarden dat de onderneming strategisch goed past en een bewezen reputatie heeft in de markt, dat goed management aanwezig is en dat er derhalve niet of nauwelijks geherstructureerd hoeft te worden, anders dan om de onderneming in lijn te brengen met het Hagemeyer model. Voorts dient in kwantitatieve termen sprake te zijn van een bewezen financiële en operationele performance en moet de onderneming, na integratie, door haar marktpositie en specifieke deskundigheid kunnen bijdragen aan de autonome groei van de Groep.

MRO producten zijn niet-productiegebonden producten (niet-kapitaalgoederen) die regelmatig worden afgenomen en nodig zijn voor het productieproces, maar geen deel uitmaken van het eindproduct. MRO producten worden gekocht voor verbruik in fabrieken of op de werkplek, maar worden niet doorverkocht.

Integrated Supply vindt plaats via een goed geolied distributiekanaal waarin een geselecteerde distributeur op grond van een meerjarenovereenkomst de belangrijkste leverancier is van alle MRO producten aan de klant / partner. Daarbij wordt gebruik gemaakt van aan elkaar gekoppelde computersystemen, waarbij de distributeur de verantwoordelijkheid heeft om het distributieproces zodanig te managen dat een eerste klas service tegen de laagst mogelijke kosten wordt geboden.

Risicoprofiel

Hagemeyer distribueert producten en levert diensten aan een zeer groot aantal zakelijke afnemers. Deze zijn werkzaam in de constructie- en installatiemarkt en in een veelheid van industriële sectoren en reageren in verschillende mate op conjuncturele bewegingen. Niet één van de wereldwijd ruim een miljoen afnemers vertegenwoordigt meer dan 1% van Hagemeyers netto omzet.
Hagemeyer biedt een zeer breed productassortiment aan dat betrokken wordt van zo'n 50.000 leveranciers. Zelfs de grootste leverancier vertegenwoordigt niet meer dan 3% van Hagemeyers netto omzet.
Ondanks deze spreiding blijft Hagemeyer gevoelig voor veranderingen in het economisch klimaat.

Daarnaast brengt het omvangrijke veranderingsproces van de onderneming risico's met zich mee. Door een duidelijke afbakening van verantwoordelijkheden voor het dagelijkse operationele management en het managen van de veranderingsprocessen wordt ernaar gestreefd om deze risico's zo goed mogelijk te beheersen.
De implementatie van nieuwe logistieke en ICT systemen betekent een aanzienlijke extra inspanning voor de organisatie. Hiervoor worden ook voldoende mensen en middelen vrijgemaakt. Onderkend wordt dat de risico's die gepaard gaan met moeilijke economische omstandigheden en fundamentele organisatorische veranderingen elkaar kunnen versterken.

Hagemeyer voert een pro-actief beleid bij de beheersing van financieringsrisico's, bij afdekking van translatieverschillen en bij het kredietrisico van debiteuren.

Voor de aansturing van de onderneming bestaat een uitgebreid planning- en rapportagesysteem, waarin opgenomen strategievaststelling, budgettering en rapportering van actuele resultaten en middellange termijnplannen. Rapportage van de kerncijfers vindt maandelijks plaats, en omvat naast resultaten ook kasstroomoverzichten, balansinformatie en operationele kerngetallen, onder andere ten aanzien van het werkkapitaal. Hagemeyer kent interne regelgeving ten aanzien van de procedures voor de autorisatie van investeringen en acquisities.
Ondanks centrale aansturing en toezicht behoort de beheersing van de risico's die met de bedrijfsactiviteiten samenhangen en de naleving van de lokale wet- en regelgeving in beginsel tot de verantwoordelijkheid van het operationele management.

Organisatie

Hagemeyers organisatiestructuur berust op haar kernactiviteit, de PPS divisie. Deze verandert thans van een groep operationeel onafhankelijke bedrijven in een gerichte wereldwijde organisatie, gebaseerd op een gemeenschappelijk business model. Dit vereist een allesomvattend Change Program en een belangrijke cultuuromslag.

De snelheid waarmee veranderingen plaatsvinden in de markten waarop Hagemeyer opereert, het allesomvattende integratieproces en het implementeren van het nieuwe business model maken snelle en efficiënte besluitvorming noodzakelijk.

Hagemeyer heeft haar PPS activiteiten in de regio Europa gehergroepeerd in geografische clusters om samenwerking tussen de operationele bedrijven te vereenvoudigen en om synergieën in de back office structuur te realiseren. Deze clusters bestaan uit Noord-Europa, met daarin Noorwegen, Zweden, Finland, de Baltische Staten en Rusland, en Polen; Centraal-Europa met Duitsland, Nederland, Zwitserland en Oostenrijk; het cluster Verenigd Koninkrijk, met het Verenigd Koninkrijk en Ierland; en Spanje dat het begin vormt van een cluster Zuid-Europa.
Daarnaast zijn er natuurlijk de activiteiten in de regio's Noord-Amerika en Azië-Pacific.

Het managen van de activiteiten van de Groep en de implementatie van de strategie is de taak van het Executive Committee. Naast de CEO, als voorzitter, de CFO en een manager belast met de coördinatie en controle van het Groepsbrede veranderings-proces, bestaat het Committee uit operationele topmanagers die elk verantwoordelijk zijn voor het resultaat van een van de regio's / clusters van de Groep. Daarnaast zijn ze verantwoordelijk voor de feitelijke implementatie van Hagemeyers strategie in hun regio. De statutaire verantwoordelijkheid voor de onderneming berust bij de Raad van Bestuur.

Raad van Commissarissen

Mr P.J. Kalff (1937)
Voormalig voorzitter Raad van Bestuur
ABN AMRO Bank N.V.
Nederlandse nationaliteit. Benoemd in 1994,
zittingsperiode tot 2006.

Belangrijkste nevenfuncties:
Lid Raad van Commissarissen ABN AMRO Holding N.V.
Lid Raad van Commissarissen Concertgebouw N.V.
Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V.
Voorzitter Raad van Commissarissen N.V. Luchthaven Schiphol
Vice-voorzitter Raad van Commissarissen Stork N.V.
Lid van de International Advisory Committee van de Federal Reserve Bank te New York (Verenigde Staten).

D.G. Eustace (1936)
Voormalig Vice-voorzitter Raad van Bestuur en
Group Management Committee van
Philips Electronics N.V.
Britse en Canadese nationaliteit. Benoemd in 1999,
zittingsperiode tot 2003.

Belangrijkste nevenfuncties:
Lid Raad van Commissarissen Koninklijke Luchtvaart Maatschappij N.V.
Lid Raad van Commissarissen AEGON N.V.
Vice-voorzitter Raad van Commissarissen Koninklijke KPN N.V.
Voorzitter Board van Sendo Holdings Plc (Verenigd Koninkrijk)
Voorzitter Board van Smith and Nephew Plc (Verenigd Koninkrijk)
Lid Board van Sonae.Com SGPS S.A. (Portugal).

T.Y. Yasuda (1940)
Voormalig Group Managing Director van First
Pacific Company Ltd.
Amerikaanse nationaliteit. Benoemd in 1986,
zittingsperiode tot 2006.

Mr W.F.Th. Corpeleijn (1948)
Voormalig partner van het Nederlands / Belgisch
advocatenkantoor Stibbe.
Nederlandse nationaliteit. Benoemd in 1998,
zittingsperiode tot 2006.

Belangrijkste nevenfuncties:
President-commissaris Sibelco Nederland N.V.
President-commissaris Ankerpoort N.V.
President-commissaris 3W Vastgoed B.V.
President-commissaris Theodoor Gilissen Bankiers N.V.
Lid Raad van Commissarissen Vesteda Groep B.V.
Lid Raad van Commissarissen Stiho B.V.
Non-executief lid Raad van Bestuur SCR Sibelco N.V. (België).

Raad van Bestuur

Mr R. ter Haar (1950)
Benoemd tot lid van de Raad van Bestuur in 1999 in de functie van Voorzitter. Nederlandse nationaliteit. Was voordien voorzitter van de hoofddirectie van De Boer Unigro N.V. en bekleedde daarvoor leidinggevende posities bij onder andere Sara Lee/DE en Procter & Gamble.

J.H. Riddell (1950) *
Benoemd tot lid van de Raad van Bestuur in 1996 in de functie van Chief Financial Officer. Britse nationaliteit. Was voorheen werkzaam in diverse financiële posities bij Citibank, Hongkong Bank en Hammerson Plc in het Verenigd Koninkrijk.

Drs. J.S.T. Tiemstra (1952) **
Benoemd tot lid van het Executive Committee per 1 september 2002 in de functie van Chief Financial Officer. Nederlandse nationaliteit. Was voordien CFO bij Hollandsche Beton Groep en bekleedde daarvoor leidinggevende financiële en operationele posities bij Unilever.

Ir. E.H.M. van den Assem (1949) ***
Benoemd tot lid van de Raad van Bestuur in 2000, verantwoordelijk voor Hagemeyer's PPS activiteiten in Europa. Nederlandse nationaliteit. Bekleedde voorheen leidinggevende posities bij onder andere Alcatel en Fokker Aircraft, en was lid van de Raad van Bestuur van DAF Trucks.

De Raad van Bestuur wordt ondersteund door

Mr I.H.H.J.M. Manders (1950)
Secretaris van de Vennootschap en Group General Counsel sinds 1995. Nederlandse nationaliteit. Sinds 1990 werkzaam voor Hagemeyer als directeur Juridische Zaken. Daarvoor werkzaam in de (inter)nationale adviespraktijk en de advocatuur.

* De heer Riddell is per 31 augustus 2002 teruggetreden als CFO en lid van de Raad van Bestuur

** De heer Tiemstra wordt voorgesteld voor benoeming tot lid van de Raad van Bestuur per 24 april 2003

*** De heer Van den Assem is per 28 januari 2003 teruggetreden als lid van de Raad van Bestuur. Hij blijft deel uitmaken van het Executive Committee.

Executive Committee

Naast de CEO en de CFO, ondersteund door de Secretaris van de Vennootschap, bestaat het Executive Committee uit de volgende leden:

Ir. E.H.M. van den Assem (1949)
Lid van het Executive Committee sinds 23 april 2002, verantwoordelijk voor de PPS activiteiten in Centraal-Europa. Nederlandse nationaliteit. Bekleedde voorheen leidinggevende posities bij onder andere Alcatel en Fokker Aircraft, en was lid van de Raad van Bestuur van DAF Trucks. Van 27 april 2000 tot en met 28 januari 2003 lid van de Raad van Bestuur van Hagemeyer.

D.G. Gundling (1950)
Lid van het Executive Committee sinds 23 april 2002, verantwoordelijk voor de PPS activiteiten in Noord-Amerika. Amerikaanse nationaliteit. Sinds 1997 werkzaam voor Hagemeyer als CEO van de Noord-Amerikaanse levensmiddelen specialiteiten activiteiten. Was voordien werkzaam als COO en bestuurslid van SuperRite Foods in de Verenigde Staten.

R.A.J. Hin (1950)
Lid van het Executive Committee sinds 23 april 2002, verantwoordelijk voor Global Change Management. Nederlandse nationaliteit. Sinds 2001 in dienst van Hagemeyer als groepsdirecteur HR. Voordien onder meer werkzaam als president van Immoeuro B.V., managing partner van Ray & Berndtson executive search en in verschillende leidinggevende posities bij IT&T en Atlantic Richfield Corporation.

G.L. Pickles (1957)
Per 23 april 2002 benoemd tot lid van het Executive Committee, verantwoordelijk voor Hagemeyers activiteiten in Azië-Pacific. Australische nationaliteit. Sinds 1983 werkzaam voor de Tech Pacific Group, vanaf 1990 als voorzitter. Van 19 april 1999 tot en met 23 april 2002 lid van de Raad van Bestuur van Hagemeyer.

Stafdirecteuren

D. Lauer MS (1964)
Information Technology

Mr M.G.T. van Kruijsbergen (1968)
Fiscale Zaken

B.J. Mapletoft (1948)
Treasury

Dr. H.J. Mouthaan RA (1963)
Controlling / Internal Audit

D.F. Maclaine Pont (1956)
Investor Relations

Geconsolideerde omzet en resultaten

De netto omzet bedroeg per 31 december 2002 EUR 8.343,5 miljoen ten opzichte van EUR 8.835,7 miljoen in het voorgaande jaar, een daling van 5,6%. Het netto effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 160,9 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 166,3 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 2,0% (EUR 165 miljoen), waarbij de autonome groei in de eerste en in de tweede helft van het jaar respectievelijk 5,1% negatief en 1,3% positief was. De verbetering in het tweede halfjaar werd in belangrijke mate veroorzaakt door de lagere vergelijkingsbasis, als gevolg van de verslechterende economische omstandigheden in het tweede halfjaar van 2001. De autonome groei voor de divisie Professional Products en Services (PPS) was zowel in het eerste halfjaar als in het tweede halfjaar negatief. De divisie Information Technology Products en Services (ITPS) en de activiteiten Agencies / Consumer Electronics realiseerden in de tweede helft van het jaar een positieve groei.

Het bruto omzetresultaat per 31 december 2002 was EUR 1.721,4 miljoen, een daling ten opzichte van het voorgaande jaar met EUR 150,1 miljoen, of 8,0%. Het bruto omzetresultaat als percentage van de omzet daalde van 21,2% in 2001 tot 20,6% in 2002. Deze daling is het resultaat van een verandering in de samenstelling van de omzet van de Groep en lagere marges bij de divisie PPS. Daarnaast hebben operationele problemen na de implementatie van het ERP-systeem en de ingebruikname van een nieuw regionaal distributiecentrum, een negatief effect gehad op de omzet en het bruto omzetresultaat in het Verenigd Koninkrijk. Bovendien hebben maatregelen om het voorraadniveau omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen.

EBITA (bedrijfsresultaat voor afschrijving goodwill) bedroeg per 31 december 2002 EUR 266,1 miljoen, een daling van EUR 106,9 miljoen of 28,7% ten opzichte van het voorgaande jaar. De EBITA marge was 3,2% ten opzichte van 4,2% in 2001. De sterke afname van de EBITA marge is het gevolg van de hoge operationele gearing, die inherent is aan de activiteiten van de Groep. Daarnaast legden kosten die verband houden met het Change Program van de Groep, extra druk op het bedrijfsresultaat.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2002 met ruim 700 arbeidsplaatsen. Hiermee is het in 2001 aangekondigde programma om het aantal arbeidsplaatsen te reduceren met 2.000 afgerond. Verder zijn in 2002 regionale distributiecentra geopend in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa. Dit maakt deel uit van Hagemeyers strategisch Change Program, dat er op is gericht om de bedrijven in de kerndivisie PPS tot een samenhangend wereldwijd netwerk te vormen. Dit gebeurt onder meer door het introduceren van gemeenschappelijke bedrijfsprocessen, en gemeenschappelijke ICT en logistieke systemen, teneinde schaalvoordelen te realiseren en het serviceniveau te verbeteren.

In de EBITA over 2002 is EUR 57,5 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van sale / lease back constructies. In 2001 bedroegen de boekwinsten uit hoofde van verkoop van materiële vaste activa EUR 3,2 miljoen.

De afschrijvingen, inclusief afschrijving op goodwill, bedroegen in 2002 EUR 96,2 miljoen, tegen EUR 98,0 miljoen in 2001. Het aandeel in resultaat deelnemingen voor belastingen nam af van EUR 4,9 miljoen in 2001 tot EUR 3,9 miljoen in 2002.

De netto financiële lasten daalden van EUR 75,3 miljoen in 2001 tot EUR 63,0 miljoen in het verslagjaar. Deze daling was voornamelijk het gevolg van de lagere marktrente, het positieve effect van wisselkoersmutaties en een lagere financieringsbehoefte in 2002: dit laatste onder meer door reductie van het werkkapitaal.

De effectieve belastingdruk was met 23,4% ongeveer gelijk aan 2001. In toelichting 19 op de jaarrekening wordt een overzicht gegeven van de aansluiting tussen de effectieve belastingdruk en het verwachte wettelijk belastingtarief.

Het resultaat uit gewone bedrijfsuitoefening na belastingen en voor afschrijving goodwill (cash earnings) was per 31 december 2002 EUR 166,7 miljoen, een afname van 30,3% ten opzichte van EUR 239,1 miljoen in 2001. Per aandeel daalden de cash earnings met 31,3% van EUR 2,196 in 2001 tot EUR 1,508 in 2002.

Het buitengewoon resultaat voor belastingen betreft per saldo een verlies van EUR 95,8 miljoen (na belastingen komt dit neer op een verlies van EUR 75,0 miljoen). De belangrijkste elementen hiervan zijn een last van EUR 10,7 miljoen betreffende een verdere reductie van het aantal arbeidsplaatsen en EUR 78,1 miljoen met betrekking tot uitgaven voor het Change Program van de PPS divisie, in het bijzonder de niet voor activering in aanmerking komende kosten van de ontwikkeling en implementatie van het ERP-systeem, alsmede de stroomlijning van de logistieke infrastructuur. Daarnaast is een post van EUR 9,0 miljoen opgenomen, hoofdzakelijk voor het afstoten of herstructureren van niet-kernactiviteiten en een post van EUR 1,4 miljoen betreffende het boekverlies bij de verkoop van enkele dochtermaatschappijen. Tenslotte is per saldo een terugstorting opgenomen van EUR 3,5 miljoen door Sagittarius, het pensioenfonds van Hagemeyer in Nederland. In toelichting 21 op de jaarrekening is een gedetailleerd overzicht opgenomen van de verschillende buitengewone baten en lasten.

Financiële positie

Per jaareinde bedroegen de totale activa EUR 3.302,1 miljoen, een afname van EUR 417,4 miljoen ten opzichte van vorig jaar (2001: EUR 3.719,5 miljoen). Het netto effect van overnames en desinvesteringen heeft geleid tot een afname van de totale activa met EUR 19,9 miljoen. Wisselkoersmutaties hadden een geschat negatief effect van ruim EUR 280 miljoen. Het gemiddeld werkkapitaal nam ten opzichte van het voorgaande jaar af, enerzijds door efficiënter gebruik en anderzijds door de negatieve autonome groei gedurende het jaar. Het gemiddeld werkkapitaal als percentage van de netto omzet verbeterde licht van 14,9% in 2001 tot 14,8% in 2002.

De post immateriële vaste activa bedraagt per jaareinde EUR 652,4 miljoen. Hiervan heeft EUR 61,4 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties, alsmede het programmeren en testen van het ERP-systeem. Daarnaast is onder deze post per 31 december 2002 EUR 583,3 miljoen geactiveerde goodwill opgenomen.

Het eigen vermogen, voor winstbestemming, nam af van EUR 999,2 miljoen per eind 2001 tot EUR 928,6 miljoen. Deze daling betreft het saldo van de netto winst in 2002, het negatieve effect van wisselkoersmutaties en dividenden die gedurende het jaar zijn uitgekeerd. In toelichting 9 op de jaarrekening wordt een overzicht gegeven van de mutaties in het eigen vermogen gedurende het afgelopen jaar.

De netto rentedragende leningen namen af van EUR 1.208,3 miljoen per ultimo 2001 tot EUR 1.040,4 miljoen. Deze afname is mede het gevolg van verbeterd werkkapitaalbeheer, dat onder meer heeft geleid tot een afname van de voorraden. Tezamen met de opbrengsten uit de verkoop van materiële vaste activa en positieve wisselkoers-mutaties heeft dit geleid tot een vermindering van de netto rentedragende schulden met EUR 167,9 miljoen.

De vrije kasstroom, na aftrek van de netto kasstroom uit buitengewone baten en lasten alsmede het in 2002 betaalde dividend, bedraagt EUR 101,2 miljoen (2001: EUR 181,9 miljoen).

Als onderdeel van het beleid om het aantal financieringsbronnen uit te breiden en de gemiddelde looptijd van het vreemd vermogen te verlengen, heeft Hagemeyer in 2002 een USD 211 miljoen private placement afgerond, met looptijden van zeven en tien jaar. Daarnaast werd de bestaande EUR 400 miljoen gesyndiceerde kredietfaciliteit, die in 2003 zou aflopen, vervangen door een nieuwe faciliteit van EUR 500 miljoen, met een looptijd van vier jaar.

Als gevolg van deze transacties beschikt Hagemeyer over gecommitteerde lange termijn krediet-faciliteiten van meer dan EUR 1 miljard, met een gemiddelde looptijd van 4,4 jaar. De nieuwe faciliteiten komen boven op de reeds bestaande gecommitteerde korte termijn faciliteiten van ongeveer EUR 200 miljoen. Uitgaande van het huidige renteniveau zal het effectieve rentepercentage voor de Groep met ongeveer 1% toenemen ten opzichte van het gemiddeld percentage over 2002 van 4,5%.

De interest cover ratio (uitgedrukt als EBITA gedeeld door de netto rentelasten) lag per 31 december 2002 met 4,8 ruimschoots boven de intern gehanteerde norm van 3,5. De verhouding netto rentedragende schulden en EBITDA bleef per 31 december 2002 met 3,2 eveneens binnen de intern gehanteerde norm van 3,5.

Gedurende het jaar werd EUR 54,9 miljoen aangewend uit de voorziening voor herstructurering en reorganisatie. Hiervan was circa EUR 40 miljoen bestemd voor de kosten die verband houden met de reorganisatie van de PPS divisie. Dit betrof met name het stroomlijnen van de logistieke infrastructuur, het rationaliseren van het vestigingen netwerk in Europa en Noord-Amerika, en het reduceren van het aantal arbeidsplaatsen.

Kasstromen

De kasstroom uit bedrijfsactiviteiten bedroeg in het verslagjaar EUR 228,9 miljoen, een afname van EUR 127,8 miljoen (2001: EUR 356,7 miljoen). De afname is het gevolg van de lagere EBITA (EUR 160,4 miljoen, exclusief winsten uit verkoop van vaste activa). Bovendien is het werkkapitaal in 2002 minder sterk afgenomen dan in 2001 (respectievelijk EUR 49,9 miljoen en EUR 80,9 miljoen). Daarentegen namen de netto rente- en belastingbetalingen af met respectievelijk EUR 16,2 miljoen en EUR 38,7 miljoen.

De investering in materiële vaste activa bedroeg EUR 97,9 miljoen in 2002, in vergelijking met EUR 142,1 miljoen in 2001. Ontvangsten uit de verkoop van materiële vaste activa bedroegen EUR 88,1 miljoen (2001: EUR 49,0 miljoen).

De negatieve kasstroom uit buitengewone baten en lasten van EUR 72,3 miljoen was in 2002 aanzienlijk hoger dan in 2001 (EUR 21,5 miljoen). De belangrijkste oorzaak van deze toename ligt in de hogere kosten terzake van de implementatie van het Change Program, die in 2001 nog gedeeltelijk werden gepresenteerd als investeringen in materiële vaste activa (zie hiervoor ook toelichting 3 bij de jaarrekening). De in 2002 uitgekeerde dividenden bedroegen EUR 45,6 miljoen (2001: EUR 60,2 miljoen).

De vrije kasstroom, na aftrek van de netto kasstroom uit buitengewone baten en lasten en in 2002 betaalde dividenden, bedraagt EUR 101,2 miljoen (2001: EUR 181,9 miljoen). De vrije kasstroom werd in 2002 aangewend voor reductie van de netto rentedragende schulden en enkele kleinere acquisities.

Professional Products en Services (PPS)

PPS Totaal

(x EUR miljoen)	**2002**	2001
Netto omzet	**5.876,2**	6.195,5
Bruto omzetresultaat	**1.377,8**	1.493,2
Bruto omzetresultaat als % van de netto omzet	**23,4%**	24,1%
EBITA	**199,6**	300,7
EBITA als % van de netto omzet	**3,4%**	4,9%
Werkkapitaal als % van de netto omzet	**18,1%**	16,9%

In totaliteit liet de markt voor Hagemeyers kernactiviteit PPS geen verbetering zien ten opzichte van de eerste helft van het jaar, hoewel de ontwikkelingen per regio verschilden. Marktomstandigheden in de Verenigde Staten, Duitsland en het Verenigd Koninkrijk zijn verder verslechterd. Met name in december was het orderniveau in de hele PPS divisie erg laag. In het Verenigd Koninkrijk resulteerden de problemen volgend op de introductie van het nieuwe ERP-systeem en het nieuwe regionale distributiecentrum in een tijdelijk verlies van marktaandeel. Over het gehele jaar was dan ook sprake van een negatieve autonome groei van 4,2%, bestaande uit een negatieve groei van 5,5% voor het eerste halfjaar en een negatieve groei van 3,0% in de tweede helft van het jaar.

In 2002 was sprake van toegenomen prijsdruk in de markt, veroorzaakt door de aanhoudend slechte economische omstandigheden. Daarnaast hebben de operationele problemen in het Verenigd Koninkrijk ook een belangrijk negatief effect gehad op het bruto omzetresultaat. Bovendien hebben maatregelen om het voorraadniveau voor de gehele divisie omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen. Dit alles resulteerde in een afname van de bruto marge van 24,1% in 2001 tot 23,4% in 2002.

De sterke afname van de EBITA marge, van 4,9% in 2001 naar 3,4%, is het gevolg van de hoge operationele gearing die inherent is aan de activiteiten van de divisie. Daarnaast legden kosten die verband houden met het Change Program van de Groep extra druk op het bedrijfsresultaat.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2002 met ruim 700 arbeidsplaatsen. Verder zijn in 2002, als onderdeel van het strategisch Change Program, regionale distributiecentra geopend in het Verenigd Koninkrijk, de Verenigde Staten en Centraal-Europa.

In de EBITA voor de divisie over 2002 is EUR 52,7 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van sale / lease back constructies.

PPS Europa

(x EUR miljoen)	2002	2001
Netto omzet	**3.867,9**	3.998,7
Bruto omzetresultaat	**916,8**	982,9
Bruto omzetresultaat als % van de netto omzet	**23,7%**	24,6%
EBITA	**157,8**	214,6
EBITA als % van de netto omzet	**4,1%**	5,4%
Werkkapitaal als % van de netto omzet	**17,2%**	15,7%

In 2002 bedroeg de netto omzet EUR 3.867,9 miljoen, een afname van 3,3% ten opzichte van het voorgaande jaar. Enkele kleinere desinvesteringen hadden een omzetafname van EUR 29,1 miljoen tot gevolg. Het positieve effect van wisselkoersmutaties op de omzet bedroeg EUR 3,3 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 2,6% (EUR 105,1 miljoen), met een negatieve autonome groei in het eerste en het tweede halfjaar van respectievelijk 2,8% en 2,5%. De ontwikkelingen in de grote volumemarkten, Duitsland en het Verenigd Koninkrijk, waren negatief. In het bijzonder waren de resultaten van het Verenigd Koninkrijk teleurstellend. Als gevolg van operationele problemen na de introductie van het ERP-systeem bij Newey & Eyre, de grootste operationele unit, en het opstarten van een nieuw regionaal distributiecentrum, kon het hoge serviceniveau dat klanten van Hagemeyer gewend zijn niet worden gehandhaafd. Hierdoor is marktaandeel verloren. Bovendien is de markt voor elektrotechnische materialen in het Verenigd Koninkrijk gedurende 2002 voor het eerst sinds vele jaren gekrompen. De teruglopende omzet in Duitsland en het Verenigd Koninkrijk werd in beperkte mate gecompenseerd door positieve autonome groei in Spanje en Scandinavië.

Het bruto omzetresultaat over 2002 bedroeg EUR 916,8 miljoen, een afname van EUR 66,1 miljoen ten opzichte van het voorgaande jaar. Het bruto omzetresultaat als percentage van de netto omzet daalde van 24,6% in 2001 naar 23,7%. Deze daling is het gevolg van prijsdruk in de markt, veroorzaakt door de verder verslechterende economische omstandigheden, en een verandering in de samenstelling van de omzet van PPS Europa. Daarnaast hebben de operationele problemen in het Verenigd Koninkrijk een negatief effect gehad op het bruto omzetresultaat. Bovendien hebben maatregelen om het voorraadniveau in de divisie omlaag te brengen geresulteerd in een eenmalige reductie van inkoopbonussen.

De EBITA nam af van EUR 214,6 miljoen in 2001 tot EUR 157,8 miljoen. Als percentage van de netto omzet daalde de EBITA marge van 5,4% in 2001 naar 4,1%. De sterke afname van de EBITA marge is het gevolg van de hoge operationele gearing en extra kosten die verband houden met het Change Program van de Groep.

In de EBITA over 2002 is EUR 52,3 miljoen begrepen aan boekwinsten die zijn gerealiseerd bij de verkoop van materiële vaste activa, grotendeels door middel van sale / lease back constructies.

Het werkkapitaal als percentage van de netto omzet nam met 1,5% toe tot 17,2%, aangezien de snelle afname van de omzet niet kon worden opgevangen door een evenredige afname van het werkkapitaal. Daarnaast nam in het Verenigd Koninkrijk het werkkapitaal toe als gevolg van bovengenoemde operationele problemen.

PPS Noord-Amerika

(x EUR miljoen)	**2002**	2001
Netto omzet	**1.560,8**	1.751,1
Bruto omzetresultaat	**357,3**	409,5
Bruto omzetresultaat als % van de netto omzet	**22,9%**	23,4%
EBITA	**21,7**	71,1
EBITA als % van de netto omzet	**1,4%**	4,1%
Werkkapitaal als % van de netto omzet	**21,6%**	20,2%

De netto omzet over 2002 bedroeg EUR 1.560,8 miljoen, een daling van 10,9% ten opzichte van EUR 1.751,1 miljoen in 2001. Als gevolg van acquisities nam de omzet toe met EUR 71,0 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 89,7 miljoen.

Over het gehele jaar was er sprake van een negatieve autonome groei van 10,3% (EUR 171,6 miljoen), opgebouwd uit een negatieve groei over het eerste en tweede halfjaar van respectievelijk 13,0% en 7,4%. De daling van de omzet is voornamelijk veroorzaakt door een sterke teruggang van Hagemeyers belangrijkste afzetmarkten; de industriële productiesector alsmede de commerciële constructie- en installatiemarkt. Het aanzienlijke verlies van banen in de Amerikaanse productiesector is direct van invloed geweest op een aantal van onze belangrijkste productcategorieën, waaronder veiligheidsproducten. Ook de omzet uit langlopende Integrated Supply contracten nam in 2002 af, als gevolg van lagere volumes bij onze klanten. Deze lagere volumes konden niet worden opgevangen door nieuwe contracten.

Ondanks de moeilijke marktomstandigheden is belangrijke voortgang geboekt bij de integratie van de verschillende operationele units in de Verenigde Staten. De verkooporganisaties zijn in 2002 volledig geïntegreerd en een eerste regionaal distributiecentrum is in gebruik genomen.

Het bruto omzetresultaat bedroeg over 2002 EUR 357,3 miljoen, ofwel 22,9% als percentage van de netto omzet (2001: 23,4%). Het bruto omzet resultaat nam af als gevolg van een combinatie van lagere volumes en toegenomen prijsdruk gedurende het jaar.

De EBITA was per 31 december 2002 EUR 21,7 miljoen. Als percentage van de netto omzet bedroeg de EBITA 1,4%. Ondanks ingrijpende maatregelen om de kosten te verlagen, leidden de snelle afname van het omzetvolume en de lagere bruto marges tot een aanzienlijk lagere EBITA.

Als gevolg van de snelle omzetdaling nam bovendien de effectiviteit van het werkkapitaalbeheer af. Dit resulteerde in een verslechtering van de werkkapitaal ratio van 20,2% tot 21,6%.

PPS Azië-Pacific

(x EUR miljoen)	**2002**	2001
Netto omzet	**447,6**	445,7
Bruto omzetresultaat	**103,7**	100,9
Bruto omzetresultaat als % van de netto omzet	**23,2%**	22,6%
EBITA	**20,1**	14,9
EBITA als % van de netto omzet	**4,5%**	3,4%
Werkkapitaal als % van de netto omzet	**13,6%**	15,5%

De netto omzet steeg licht van EUR 445,7 miljoen in 2001 tot EUR 447,6 miljoen. Het effect van kleinere desinvesteringen en acquisities leidde per saldo tot een omzetafname van EUR 16,7 miljoen. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 1,2 miljoen.

Over het gehele jaar was sprake van een autonome groei van 4,7% (EUR 19,8 miljoen), met een autonome groei in de eerste en de tweede helft van het jaar van respectievelijk 0,7% en 8,7%. De groei van de omzet werd gedragen door een herstel van het C&I (constructie en installatie) marktsegment. Daarnaast nam het marktaandeel van Hagemeyer Electrical Group (HEG) toe, en werd een sterke start gemaakt met Integrated Supply services en de verkoop van veiligheidsproducten. De omzet van HAPE daalde aanzienlijk, als gevolg van de sterk afgenomen markt voor elektronica.

Het bruto omzetresultaat over 2002 bedroeg EUR 103,7 miljoen, ofwel 23,2% als percentage van de netto omzet. De toename van het bruto omzetresultaat is met name het gevolg van een verbetering van de omzetmix. De EBITA over 2002 bedroeg EUR 20,1 miljoen, ofwel 4,5% van de netto omzet. Kostenbeheersingsmaatregelen die in 2001 waren geïnitieerd, werkten positief door in de operationele resultaten van de divisie in 2002.

Als gevolg van efficiënter voorraadbeheer bij HEG verbeterde de werkkapitaal ratio in belangrijke mate, van 15,5% tot 13,6%.

Information Technology Products en Services (ITPS)

(x EUR miljoen)	**2002**	2001
Netto omzet	**1.647,3**	1.737,8
Bruto omzetresultaat	**98,5**	106,9
Bruto omzetresultaat als % van de netto omzet	**6,0%**	6,1%
EBITA	**31,2**	26,6
EBITA als % van de netto omzet	**1,9%**	1,5%
Werkkapitaal als % van de netto omzet	**6,5%**	9,1%

De omzet van de divisie ITPS nam in 2002 af van EUR 1.737,8 miljoen tot EUR 1.647,3 miljoen. Desinvesteringen leidden tot een afname van de omzet met EUR 129,1 miljoen. Het negatief effect van wisselkoersmutaties op de omzet bedroeg EUR 46,5 miljoen.

De desinvesteringen betreffen de beëindiging van de activiteiten van Tech Pacific in de Filippijnen en het inbrengen van de Nederlandse ICT distributie-activiteiten in een joint venture per 1 mei 2001, waardoor deze omzet niet langer wordt geconsolideerd. De ITPS divisie bestaat nu nog alleen uit Tech Pacific, met activiteiten in Azië-Pacific. Tech Pacific distribueert onder andere pc's, software, randapparatuur en netwerk- en telecommunicatieproducten.

Tech Pacific boekte over het gehele jaar een autonome groei van 5,5%. In de eerste helft van 2002 was de groei nog 5,2% negatief, maar in de tweede helft werd een sterke positieve groei van 18,3% behaald ondanks de nog altijd zwakke markt voor ICT producten. De sterke groei van de omzet en het marktaandeel van Tech Pacific werd met name gerealiseerd in Australië. In India was sprake van herstel in het tweede halfjaar, met een positieve autonome groei na een moeilijk eerste halfjaar.

De bruto marge van de divisie nam af met 0,1%, als gevolg van het niet langer consolideren van de Nederlandse ICT activiteiten. De bruto marge van Tech Pacific nam met 0,1% toe. Dit ondanks de moeilijke marktomstandigheden waarmee de sector het hele jaar te kampen had, en die leidden tot zware prijsdruk.

In het tweede halfjaar van 2001 is door Tech Pacific in Australië een programma van kostenbesparende maatregelen ingezet, dat resulteerde in een vermindering van arbeidsplaatsen met circa 30% in 2002. Door deze acties, samen met een stringent kostenbeheer elders in de organisatie, was Tech Pacific in staat de EBITA zowel in absolute bedragen als in percentage van de omzet belangrijk te verbeteren. Dit alles resulteerde in een EBITA van EUR 31,2 miljoen (2001: EUR 26,6 miljoen) voor de divisie, en een EBITA marge van 1,9% (2001: 1,5%).

In 2002 was bij Tech Pacific sprake van een buitengewone last voor herstructurering alsmede voor de beëindiging van de activiteiten in de Filippijnen voor een bedrag van EUR 3,0 miljoen. In toelichting 21 op de jaarrekening wordt deze buitengewone last nader gespecificeerd.

De verbetering van de werkkapitaal ratio van 9,1% in 2001 tot 6,5% in 2002, is het gevolg van een belangrijk efficiënter gebruik van het werkkapitaal.

Agencies / Consumer Electronics

(x EUR miljoen)	**2002**	2001
Netto omzet	**819,9**	902,4
Bruto omzetresultaat	**245,0**	271,4
Bruto omzetresultaat als % van de netto omzet	**29,9%**	30,1%
EBITA	**66,3**	79,0
EBITA als % van de netto omzet	**8,1%**	8,8%
Werkkapitaal als % van de netto omzet	**19,7%**	21,3%

De netto omzet van de divisie Agencies / Consumer Electronics bedroeg over 2002 EUR 819,9 miljoen, een afname van EUR 82,5 miljoen, of 9,1% ten opzichte van het voorgaande jaar. Wisselkoersmutaties hadden een drukkend effect van EUR 32,2 miljoen op de omzet. Van de afname is EUR 57,0 miljoen toe te schrijven aan het netto effect van desinvesteringen en acquisities, met name als gevolg van de beëindiging van enkele slecht renderende agentschappen van HCL. Deze onderneming richt zich op de marketing van talrijke vooraanstaande merken, op exclusieve basis dan wel als licentiehouder. HCL vertegenwoordigt topmerken op het gebied van sport- en vrijetijds-artikelen, huishoudelijke apparatuur en mode-artikelen in de regio Azië-Pacific. Over het gehele jaar realiseerde de divisie een autonome groei van 0,8%, met een autonome groei voor het eerste en tweede halfjaar van respectievelijk 2,1% negatief en 3,4% positief.

De autonome groei van de divisie werd gedragen door HCL, met 11,2%. Deze groei werd grotendeels tenietgedaan door de teleurstellende ontwikkeling van de omzet bij de consumentenelektronica-activiteiten van GPX in de Verenigde Staten, als gevolg van een dalend consumentenvertrouwen. De agentschappen bij het Nederlandse Haagtechno en Fodor hadden eveneens te maken met moeilijke marktomstandigheden.

De divisie realiseerde in 2002 een EBITA van EUR 66,3 miljoen (2001: EUR 79,0 miljoen). De EBITA als percentage van de netto omzet nam af van 8,8% in 2001 tot 8,1%. Dit is het gevolg van de sterk lagere winstgevendheid van met name de consumentenelektronica-activiteiten in de Verenigde Staten.

Buitengewone lasten, hoofdzakelijk in verband met de geplande beëindiging van bepaalde activiteiten bij HCL en Fodor, bedroegen in 2002 EUR 6,0 miljoen voor belastingen.

Efficiency in het gebruik van het werkkapitaal, berekend als percentage van de netto omzet, verbeterde van 21,3% in 2001 tot 19,7% in 2002. Alle werkmaatschappijen van de divisie hebben hieraan in 2002 bijgedragen.

Human resources

Het proces van integratie en coördinatie van de wereldwijde PPS activiteiten werd in 2002 voortgezet. De bedrijven die inmiddels zijn gegroepeerd in regio's, werken met identieke organisatiestructuren, hetgeen leidt tot een meer gefocust management tegen lagere kosten. Het Change Program heeft een belangrijke bijdrage geleverd aan het tot stand komen van deze nieuwe structuren.

In 2002 is een begin gemaakt met een wereldwijd performance development & measurement programma dat thans nader wordt uitgewerkt in enkele delen van de Groep. Aan de hand van duidelijk gedefinieerde targets verzekert het programma de ontwikkeling van specifieke expertise bij de managers van onze bedrijven.

Een management development programma voor veelbelovende jonge medewerkers uit alle delen van de wereld, zorgt naast training on the job voor gerichte opleidingsprogramma's bij gerenommeerde universiteiten.

Management incentive programma's zijn direct gekoppeld aan de doelstellingen voor de Groep. In 2003 worden deze programma's voortgezet en zal in het bijzonder aandacht worden gegeven aan het rendement op het geïnvesteerd vermogen, waaronder begrepen het terugbrengen van het werkkapitaal en de implementatie van programma's ter verbetering van de operationele winst.

Het gemiddelde aantal medewerkers daalde van 24.314 in 2001 tot 23.029 in 2002. Deze daling is voornamelijk het gevolg van reorganisaties in de kernactiviteit PPS en bij Tech Pacific. Per 31 december 2002 is het aantal medewerkers gedaald tot 21.445 (2001: 22.600).

Salarissen, kosten van sociale verzekeringen en pensioenskosten namen met EUR 14,6 miljoen af tot EUR 882,5 miljoen in 2002. Als gevolg van de daling van de omzet bedroegen de personeelskosten als percentage van de netto omzet 10,6% vergeleken met 10,2% in 2001. Per 31 december 2002 was het aantal uitstaande opties 1.252.226, hetgeen neerkomt op 1,1% van de uitstaande gewone aandelen.

Voorstel winstbestemming

Met inachtneming van het gestelde in artikel 36 van de statuten, wordt het volgende voorstel voor de winstbestemming gedaan:

(x EUR 1.000)

Resultaat na belastingen	56.790
af: dividend op cumulatief preferente aandelen	2.284
af: reeds betaald interim-dividend ad EUR 0,15 per gewoon aandeel	16.418
af: voorgesteld slotdividend ad EUR 0,18 per gewoon aandeel [1]	19.703
Toe te voegen aan de ingehouden winsten	**18.385**

[1] het dividendvoorstel is nog niet in de balans verwerkt

Bij goedkeuring zal het dividend betaalbaar worden gesteld vanaf 16 mei 2003.

Vooruitzichten

Gegeven de toenemende politieke en economische onzekerheid is het thans onmogelijk te voorspellen hoe onze markten zich in de loop van 2003 zullen ontwikkelen. Vast staat wel dat het eerste halfjaar zwaar zal zijn. Tegen deze achtergrond zal Hagemeyer zich concentreren op die onderdelen van haar activiteiten waarop zij invloed kan uitoefenen. Het Change Program zal stapsgewijs in een gedoseerd tempo verder worden uitgerold. Door het nieuwe business model kunnen wij ons beter richten op de winstgevendheid per klant en per product. Het model zal ook leiden tot een verdere verbetering van het werkkapitaalbeheer en de operationele efficiency. Wij vertrouwen er op dat wij door de maatregelen die genomen worden in staat zullen zijn om ten volle te profiteren van een toekomstig herstel van onze markten.

Naarden, 4 maart 2003

Raad van Bestuur

Mr R. ter Haar, Voorzitter

Jaarrekening

Geconsolideerde balans per 31 december

Geconsolideerde winst- en verliesrekening over het kalenderjaar

Geconsolideerd kasstroomoverzicht over het kalenderjaar

Vennootschappelijke balans per 31 december

Vennootschappelijke winst- en verliesrekening over het kalenderjaar

Voorstel winstbestemming

Toelichting op de jaarrekening

Naarden, 4 maart 2003

Raad van Commissarissen

Mr P.J. Kalff, Voorzitter

D.G. Eustace, Vice-voorzitter

T.Y. Yasuda

Mr W.F.Th. Corpeleijn

Raad van Bestuur

Mr R. ter Haar, Voorzitter

Geconsolideerde balans per 31 december
(voor winstbestemming)

(x EUR 1.000)	Toelichting	2002	2001
Activa			
Vaste activa			
Immateriële vaste activa	3	**652.397**	730.004
Materiële vaste activa	4	**261.838**	328.667
Financiële vaste activa	5	**39.935**	41.610
Actieve belastinglatentie	11	**91.129**	80.607
		1.045.299	1.180.888
Vlottende activa			
Voorraden	6	**817.138**	959.855
Handelsdebiteuren	7	**1.257.646**	1.388.414
Overige vorderingen en overlopende activa	8	**137.025**	134.919
Liquide middelen		**44.995**	55.410
		2.256.804	2.538.598
		3.302.103	3.719.486
Passiva			
Eigen vermogen	9	**928.575**	999.220
Aandeel van derden		**3.649**	9.547
Achtergestelde leningen	10	**150.000**	150.000
Garantievermogen		**1.082.224**	1.158.767
Langlopende schulden			
Voorzieningen	11	**168.328**	216.669
Langlopende schulden	12	**703.157**	710.688
Overige langlopende verplichtingen		**1.456**	1.947
		872.941	929.304
Kortlopende schulden			
Handelscrediteuren en overige kortlopende schulden	13	**1.116.159**	1.230.378
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden		**230.779**	401.037
		1.346.938	1.631.415
		3.302.103	3.719.486

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	Toelichting	2002	2001
Netto omzet		**8.343.472**	8.835.726
Kostprijs van de omzet		**(6.622.096)**	(6.964.251)
Bruto omzetresultaat		**1.721.376**	1.871.475
Verkoop- en algemene beheerskosten voor afschrijving goodwill	16	**(1.516.112)**	(1.505.378)
Overige netto-bedrijfsopbrengsten	17	**60.841**	6.862
Bedrijfsresultaat voor afschrijving goodwill		**266.105**	372.959
Afschrijving goodwill		**(34.848)**	(35.849)
Bedrijfsresultaat		**231.257**	337.110
Aandeel in resultaat deelnemingen voor belastingen		**3.871**	4.937
Uitkomst der financiële baten en lasten	18	**(62.990)**	(75.331)
Resultaat uit gewone bedrijfsuitoefening voor belastingen		**172.138**	266.716
Belastingen	19	**(40.279)**	(61.269)
Aandeel van derden		**(45)**	(2.183)
Resultaat uit gewone bedrijfsuitoefening na belastingen		**131.814**	203.264
Buitengewoon resultaat na belastingen	21	**(75.024)**	(49.785)
Resultaat na belastingen		**56.790**	153.479
Gegevens per gewoon aandeel (afgerond op hele Eurocenten)			
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill		**1,51**	2,20
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill, conversierechten meegerekend		**1,50**	2,18
Resultaat uit gewone bedrijfsuitoefening na belastingen		**1,19**	1,86
Resultaat uit gewone bedrijfsuitoefening na belastingen, conversierechten meegerekend		**1,18**	1,85
Resultaat na belastingen		**0,50**	1,40
Resultaat na belastingen, conversierechten meegerekend		**0,50**	1,40
Gewogen gemiddelde uitstaande gewone aandelen		**108.975.339**	107.797.295
Gewogen gemiddelde uitstaande gewone aandelen, conversierechten meegerekend		**110.235.424**	108.696.781

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Geconsolideerd kasstroomoverzicht over het kalenderjaar

(x EUR 1.000)	2002	2001
Bedrijfsactiviteiten		
Bedrijfsresultaat	**231.257**	337.110
aangepast voor:		
Afschrijvingen	**96.173**	97.983
(Winst) / Verlies bij verkoop vaste activa	**(57.618)**	(4.052)
Mutaties in werkkapitaal:		
- Voorraden	**62.610**	86.323
- Vorderingen	**27.104**	53.549
- Handels- en overige crediteuren	**(39.860)**	(58.939)
Mutaties in voorzieningen	**(5.782)**	(19.422)
Kasstroom uit bedrijfsoperaties	**313.884**	492.552
Ontvangen rente	**5.678**	9.368
Ontvangen dividenden uit deelnemingen	**1.529**	5.504
Betaalde rente en soortgelijke kosten	**(70.208)**	(90.102)
Betaalde belastingen	**(21.943)**	(60.616)
Netto kasstroom uit bedrijfsactiviteiten	**228.940**	356.706
Netto kasstroom uit buitengewone baten en lasten	**(72.305)**	(21.476)
Investeringen		
Aankoop vaste activa	**(97.913)**	(142.113)
Verkoop vaste activa	**88.094**	48.998
Verwerving van dochtermaatschappijen, na aftrek van liquide middelen	**(21.304)**	(257.933)
Desinvesteringen van / (investeringen) in dochtermaatschappijen, overige deelnemingen en overige investeringen	**(30)**	(7.051)
Saldo van overige investeringen en vorderingen	**(3.033)**	(3.435)
Netto kasstroom uit investeringsactiviteiten	**(34.186)**	(361.534)

(x EUR 1.000)	2002	2001
Financieringsactiviteiten		
Opname van langlopende leningen en overige financieringsmiddelen	**526.558**	164.466
Aflossing van langlopende leningen en overige financieringsmiddelen	**(440.006)**	(21.147)
Dividenden betaald aan minderheidsbelangen	**(524)**	(365)
Dividenden betaald aan aandeelhouders	**(45.093)**	(59.875)
Netto kasstroom uit financieringsactiviteiten	**40.935**	83.079
Toename van liquide middelen	**163.384**	56.775
Mutatie in liquide middelen		
Per 1 januari	**(317.544)**	(383.579)
Toename van liquide middelen	**163.384**	56.775
Koersverschillen	**38.415**	9.260
Per 31 december	**(115.745)**	(317.544)
Liquide middelen omvatten:		
Liquide middelen en effecten	**44.995**	55.410
Schulden aan kredietinstellingen	**(160.740)**	(372.954)
	(115.745)	(317.544)

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Vennootschappelijke balans per 31 december

(voor winstbestemming)

(x EUR 1.000)	Toelichting	2002	2001
Activa			
Vaste activa			
Immateriële vaste activa	22	**54.543**	44.942
Materiële vaste activa	23	**1.581**	1.482
Financiële vaste activa	24	**1.882.866**	1.815.911
		1.938.990	1.862.335
Vlottende activa			
Vorderingen	25	**54.091**	32.478
Liquide middelen		**22**	27
		54.113	32.505
		1.993.103	1.894.840
Passiva			
Eigen vermogen	26		
Aandelenkapitaal		**162.215**	160.649
Agioreserve		**62.118**	63.684
Koersverschillenreserve		**(35.116)**	47.223
Algemene reserve		**739.358**	727.664
		928.575	999.220
Achtergestelde leningen		**100.000**	100.000
Voorzieningen	27	**14.043**	13.852
Kortlopende schulden	28	**950.485**	781.768
		1.993.103	1.894.840

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Vennootschappelijke winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	Toelichting	2002	2001
Resultaat uit deelnemingen na belastingen		**55.118**	122.826
Overige resultaten	29	**1.672**	30.653
Resultaat na belastingen		**56.790**	153.479

De financiële gegevens van de Vennootschap zijn opgenomen in de geconsolideerde jaarrekening. De vennootschappelijke winst- en verliesrekening is overeenkomstig artikel 402, Boek 2 van het Burgerlijk Wetboek opgesteld.

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Voorstel winstbestemming

(niet in de balans verwerkt)

(x EUR 1.000)	**2002**	2001
Dividend over 7,40% cumulatief preferente aandelen	**2.284**	2.340
Interim-dividend van EUR 0,15 (2001: EUR 0,25) per gewoon aandeel	**16.418**	27.037
Voorstel slotdividend van EUR 0,18 (2001: EUR 0,52) per gewoon aandeel	**19.703**	56.240
Voorgestelde toevoeging aan ingehouden winsten	**18.385**	67.862
	56.790	153.479

Bij de weergegeven cijfers is uitgegaan van het per 31 december 2002 aantal uitstaande aandelen en een dividend per gewoon aandeel geheel uitgekeerd in contanten.

Zie toelichting op bladzijde 37 tot en met 66

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Toelichting op de jaarrekening

1 Algemeen

Met referte aan de artikelen 379 en 414, Boek 2 van het Burgelijk Wetboek is een complete lijst van alle met de Hagemeyer Groep verbonden vennootschappen verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap. Een lijst van de belangrijkste in de consolidatie van de Hagemeyer Groep opgenomen ondernemingen is in dit jaarverslag opgenomen op bladzijden 79 tot en met 87. In tegenstelling tot voorgaande jaren is de jaarrekening opgesteld voor verwerking van het voorstel voor winstbestemming. De vergelijkende cijfers zijn hiervoor aangepast.

2 Belangrijkste waarderingsgrondslagen

a. Gehanteerde munteenheid

De geconsolideerde en vennootschappelijke jaarrekening zijn weergegeven in Euro's.

b. Grondslagen voor de consolidatie

De geconsolideerde jaarrekening omvat de jaarrekening van Hagemeyer N.V. (de Vennootschap) tezamen met die van de dochtermaatschappijen in de groep en de overige groepsmaatschappijen. Een deelneming wordt beschouwd als een dochtermaatschappij indien er direct of indirect een belang wordt gehouden van meer dan 50% in het stemrecht, of de Vennootschap direct of indirect in staat is meer dan 50% van de bestuurders of van de commissarissen te benoemen of te ontslaan. Dochtermaatschappijen waarin het belang gedurende het boekjaar wordt verworven, worden geconsolideerd vanaf de verwervingsdatum. Als verwervingsdatum geldt de datum waarop Hagemeyer geacht wordt de feitelijke bedrijfsvoering ter hand te nemen. Alle belangrijke onderlinge vorderingen, schulden en transacties tussen groepsmaatschappijen zijn in de consolidatie geëlimineerd. Het belang van derden in de resultaten en het vermogen van de geconsolideerde dochtermaatschappijen is in mindering gebracht bij het bepalen van respectievelijk het resultaat van de ondernemingen na belastingen en het eigen vermogen.

c. Deelnemingen in gelieerde vennootschappen en joint ventures

Een deelneming wordt beschouwd als een gelieerde vennootschap indien deze niet is aan te merken als groepsmaatschappij. Deelnemingen in gelieerde ondernemingen waarin Hagemeyer invloed van betekenis heeft, worden verantwoord op basis van de netto vermogenswaarde. Hagemeyers aandeel in het resultaat voor belastingen van deze ondernemingen is afzondelijk weergegeven in de geconsolideerde winst- en verliesrekening. Het betreffende bedrag aan belastingen is opgenomen in de geconsolideerde winst- en verliesrekening onder de post 'belastingen'.

Participaties in joint ventures worden aangemerkt als gelieerde vennootschappen.

d. Vreemde valuta

Transacties in vreemde valuta die gedurende het jaar zijn afgesloten, zijn omgerekend in lokale valuta, tegen de gemiddelde koers in de periode waarin de transactie plaatsvond, of tegen de koers voortvloeiend uit vreemde valutacontracten die zijn afgesloten ter dekking van deze transacties.

Activa en passiva, die zijn uitgedrukt in vreemde valuta, zijn omgerekend in lokale valuta tegen de koers per balansdatum of tegen de valuta contractkoers. De hieruit voortvloeiende koerswinsten of koersverliezen zijn verwerkt in de winst- en verliesrekening.

Goodwill en andere correcties die zich voordoen naar aanleiding van de acquisitie van een buitenlandse entiteit worden in aanmerking genomen als activa / passiva van de betreffende entiteit en worden verantwoord tegen de koers per transactiedatum.

De winst- en verliesrekeningen van deelnemingen in buitenlandse dochtermaatschappijen zijn omgerekend in Euro's tegen de gemiddelde koers in de periode waarin de transacties plaatsvonden. De balansen van deelnemingen in buitenlandse dochtermaatschappijen en de netto-investeringen in buitenlandse deelnemingen in de vennootschappelijke balans zijn omgerekend in Euro's tegen de koers per balansdatum. De hieruit voortvloeiende omrekeningsverschillen zijn gemuteerd op het eigen vermogen in de koersverschillenreserve.

e. Immateriële vaste activa

Goodwill

Goodwill betreft het verschil tussen de verkrijgingsprijs en de netto vermogenswaarde van de verworven dochtermaatschappij of deelneming op het moment van acquisitie. Goodwill met betrekking tot de periode na 1 januari 2000 wordt geactiveerd en lineair afgeschreven over de

verwachte economische levensduur met een maximum van 20 jaar. De goodwill met betrekking tot de periode voor 1 januari 2000 is volledig ten laste of ten gunste van het eigen vermogen gebracht.

De boekwaarde van de goodwill wordt jaarlijks beoordeeld; indien er sprake is van een naar verwachting duurzame waardevermindering wordt deze afgeschreven ten laste van de winst- en verliesrekening.

In het geval van desinvesteringen van deelnemingen die zijn verworven voor januari 2000 wordt de goodwill die in het verleden ten laste dan wel ten gunste van het eigen vermogen is gebracht, niet verantwoord in de boekwinst of het boekverlies naar aanleiding van die desinvestering.

Software

Uitgaven ter zake van verwerving van softwarelicenties en de ontwikkeling van software worden met ingang van 2002 als immaterieel vast actief gepresenteerd en afgeschreven over de verwachte economische levensduur, met een maximum van 7 jaar. Tot de te activeren uitgaven voor de ontwikkeling van software worden uitsluitend gerekend de directe uitgaven ter zake van het programmeren en testen van de software. Indirecte uitgaven en uitgaven ter zake van vooronderzoek, implementatie, training en data migratie worden direct ten laste van het perioderesultaat gebracht.

De interestkosten, die toe te rekenen zijn aan de ontwikkelingsfase van de tot de immateriële vaste activa behorende projecten, worden geactiveerd.

Handelsmerken en -namen

De waarde van de verworven handelsmerken en -namen is geactiveerd en wordt lineair afgeschreven over de verwachte economische levensduur, met een maximum van 10 jaar.

f. Materiële vaste activa

Materiële vaste activa zijn gewaardeerd tegen aanschaffingswaarde onder aftrek van cumulatieve afschrijvingen. Niet aan de bedrijfsuitoefening dienstbare materiële vaste activa zijn gewaardeerd tegen boekwaarde of de verwachte opbrengstwaarde, indien deze lager is.

De afschrijvingen vinden plaats op basis van de lineaire afschrijvingsmethode tot de restwaarde, waarbij ten aanzien van de verwachte levensduur de volgende veronderstellingen worden gehanteerd:

Bedrijfsgebouwen	20 – 30 jaar
Machines en installaties	5 – 10 jaar
Auto's	3 – 5 jaar
Hardware	3 – 7 jaar
Verbouwingen in huurpanden	afschrijving vindt plaats over de resterende huurperiode van de bedrijfsruimte

Op bedrijfsterreinen wordt niet afgeschreven.

g. Financiële vaste activa

Dochtermaatschappijen en deelnemingen in gelieerde vennootschappen waarin Hagemeyer invloed van betekenis kan uitoefenen, zijn in de vennootschappelijke jaarrekening gewaardeerd volgens de vermogensmutatiemethode.

Het aandeel van de Vennootschap in de niet uitgekeerde winsten van de dochtermaatschappijen en deelnemingen is opgenomen in de algemene reserve van de Vennootschap, behalve in die gevallen waarin de Vennootschap niet in staat is een zodanige invloed op de deelneming uit te oefenen dat ontvangst van een winstuitkering in Nederland zonder beperking kan worden bewerkstelligd. In deze gevallen is het aandeel in de niet-uitgekeerde winst opgenomen in een wettelijke reserve.

Deelnemingen die niet tot de Groep behoren, en waarin Hagemeyer geen invloed van betekenis heeft, zijn gewaardeerd tegen kostprijs verminderd met eventuele voorzieningen wegens duurzame waardevermindering. Baten van deze deelnemingen worden alleen verantwoord bij ontvangst van dividend.

h. Voorraden

Voorraden zijn gewaardeerd tegen kostprijs of netto opbrengstwaarde, indien deze lager is. De kostprijs is berekend op basis van de 'first-in-first-out' methode of op basis van de gewogen gemiddelde kostprijs en omvat alle kosten die gemaakt zijn om de goederen op hun huidige lokatie te brengen.

i. Effecten

Effecten vermeld onder vlottende activa worden gewaardeerd tegen kostprijs of tegen marktwaarde, indien deze lager is. De inkomsten uit effecten worden op basis van tijdsverloop toegerekend aan het verslagjaar.

j. Voorzieningen

Voorzieningen zijn getroffen voor in rechte afdwingbare of feitelijke verplichtingen uit de normale bedrijfsvoering dan wel uit herstructurering of reorganisatie, welke per balansdatum aanwezig zijn, waarvan de omvang onzeker is, maar waarvan wel een redelijke schatting kan worden gemaakt. De betreffende verplichtingen hebben betrekking op gebeurtenissen die in het verleden hebben plaatsgevonden, maar waarvan de afhandeling na balansdatum zal plaatsvinden.

Hagemeyer en haar dochterondernemingen hebben pensioenvoorzieningsregelingen afgesloten voor het merendeel van het personeel. De pensioenvoorzieningen zijn gebaseerd op het beschikbaar premiestelsel en het salaris-/dienstjaren systeem. Het financieringsbeleid is afhankelijk van de lokale reglementen en varieert van regelingen gebaseerd op volledige financiering tot regelingen zonder financiering. De periodieke pensioenkosten en pensioenverplichtingen worden actuarieel vastgesteld op basis van de lokale praktijk en regelgeving.

Enkele dochtermaatschappijen verstrekken garanties op verkochte producten. Voorzieningen zijn getroffen voor de geschatte kosten onder de bestaande garantieverplichtingen.

k. Belastingen

Belastingen naar de winst worden in aanmerking genomen in dezelfde periode als de opbrengsten en kosten waar zij betrekking op hebben. Latente belastingen worden opgenomen op basis van de periode-toerekeningsmethode. Een latente belastingverplichting wordt opgenomen voor alle tijdelijke verschillen die zich voordoen tussen de fiscale boekwaarde van activa en passiva en hun commerciële boekwaarde, met uitzondering van verschillen betrekking hebbend op deelnemingen in dochterondernemingen indien deze verschillen in de voorzienbare toekomst zullen blijven bestaan. Een voorziening voor belastingen over uit te keren winsten van dochtermaatschappijen wordt uitsluitend getroffen indien een voornemen tot uitkering bestaat. De huidige, wettelijk voorgeschreven, belastingtarieven worden toegepast teneinde de omvang van de latente belastingverplichting c.q. vordering te bepalen.

De belangrijkste tijdelijke verschillen komen voort uit de afschrijving op bedrijfsgebouwen, machines en installaties, voorzieningen voor herstructurering die alleen aftrekbaar zijn voor de belasting op het moment dat de kosten daadwerkelijk worden gemaakt alsmede uit compensabele verliezen. Actieve latenties die betrekking hebben op voorwaartse verliescompensatie worden slechts verantwoord voor zover het waarschijnlijk is dat in de toekomst belastbare winsten zullen worden gerealiseerd waarmee deze verliezen kunnen worden gecompenseerd.

l. Overige

Voor zover niet anders vermeld, heeft de waardering van activa en passiva op nominale waarde plaatsgevonden.

m. Netto omzet

Omzet wordt verantwoord op het moment van aanbod en acceptatie van goederen dan wel diensten, onder aftrek van over de omzet geheven belastingen en kortingen en na eliminatie van omzet en niet gerealiseerde winsten tussen groepsmaatschappijen.

n. Het geconsolideerde kasstroomoverzicht

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. De posten van de balans en winst- en verliesrekening zijn aangepast voor wijzigingen die geen invloed hebben op de ontvangsten en uitgaven gedurende het boekjaar. Kasstromen met betrekking tot buitengewone baten en lasten zijn afzonderlijk vermeld. Liquide middelen in het geconsolideerde kasstroomoverzicht omvatten kas- en banktegoeden alsmede termijndeposito's onder aftrek van kortlopende schulden aan kredietinstellingen.

Vaste activa

3 Immateriële vaste activa

(x EUR 1.000)	Goodwill	Software	Handels-merken en -namen	**Totaal 2002**	Totaal 2001
Boekwaarde per 1 januari	669.550	51.830	8.624	**730.004**	559.542
Verwervingen	11.282	13.339	-	**24.621**	193.422
Afstotingen	-	(29)	-	**(29)**	(234)
Afschrijvingen	(34.848)	(3.776)	(947)	**(39.571)**	(36.408)
Koersverschillen	(62.675)	66	(19)	**(62.628)**	13.682
Boekwaarde per 31 december	583.309	61.430	7.658	**652.397**	730.004
Netto aanschafwaarde	658.839	76.484	11.676	**746.999**	780.846
Cumulatieve afschrijvingen	(75.530)	(15.054)	(4.018)	**(94.602)**	(50.842)
Boekwaarde per 31 december	583.309	61.430	7.658	**652.397**	730.004

In de post verwervingen is in 2002 een bedrag van circa EUR 1 miljoen opgenomen voor goodwill aanpassingen en earn-out betalingen met betrekking tot acquisities die in 2001 hebben plaatsgevonden. In verband met een eerdere overname is in 2002 een overeengekomen earn-out periode afgelopen waar, naar verwachting van het management, geen betalingsverplichting uit zal voortvloeien. Derhalve is in de balans geen verplichting opgenomen.

De post software per 1 januari 2002 is eerder in de jaarrekening over 2001 opgenomen onder de post materiële vaste activa.

In de immateriële vaste activa per 31 december 2002 is een bedrag van EUR 3,1 miljoen (2001: EUR 0,9 miljoen) aan geactiveerde interest opgenomen.

De resterende economische levensduur van de immateriële vaste activa bedraagt ongeveer:

Goodwill	17 jaar
Software	6-7 jaar
Handelsmerken en -namen	9 jaar

De aangegane investeringsverplichtingen bedroegen per 31 december 2002 ongeveer EUR 7 miljoen. Deze investeringsverplichting heeft betrekking op de implementatie van een wereldwijd ICT platform. Deze investeringsverplichting heeft een looptijd van drie jaar.

4 Materiële vaste activa

(x EUR 1.000)	Bedrijfs- gebouwen en -terreinen	Machines en installaties	Kantoor- en computer- apparatuur	Andere vaste bedrijfs- middelen	**Totaal 2002**	Totaal 2001
Boekwaarde per 1 januari	151.187	64.498	81.805	31.177	**328.667**	328.760
Vaste activa verworven dochtermaatschappijen	231	141	61	120	**553**	13.552
Vaste activa gedesinvesteerde dochtermaatschappijen	(478)	(1.525)	(647)	(71)	**(2.721)**	(1.373)
Koersverschillen	(5.777)	(4.666)	(6.059)	1.156	**(15.346)**	3.005
Verwervingen	11.864	22.537	34.141	6.473	**75.015**	90.055
Afstotingen	(44.946)	(1.449)	(14.400)	(3.388)	**(64.183)**	(43.476)
Afschrijvingen	(8.970)	(13.967)	(26.898)	(10.312)	**(60.147)**	(61.856)
Reclassificaties	2.325	(2.675)	1.433	(1.083)	**-**	-
Boekwaarde per 31 december	105.436	62.894	69.436	24.072	**261.838**	328.667
Netto-aanschafwaarde	163.747	149.502	235.152	50.280	**598.681**	746.148
Cumulatieve afschrijvingen	(58.311)	(86.608)	(165.716)	(26.208)	**(336.843)**	(417.481)
Boekwaarde per 31 december	105.436	62.894	69.436	24.072	**261.838**	328.667

De actuele waarde van bedrijfsgebouwen en -terreinen is getaxeerd op EUR 117 miljoen (2001: EUR 190 miljoen) ofwel EUR 12 miljoen boven de boekwaarde.

5 Financiële vaste activa

(x EUR 1.000)	2002	2001
Niet-geconsolideerde dochtermaatschappijen		
Per 1 januari	-	2.549
Overboekingen	-	(2.549)
Per 31 december	-	-
Deelnemingen in gelieerde vennootschappen		
Per 1 januari	**24.103**	11.009
Koersverschillen	**(2.024)**	694
Bij: investeringen	-	900
aandeel in netto resultaten over boekjaar	**3.342**	3.762
overboeking van / (naar) geconsolideerde dochtermaatschappijen	**(2.335)**	13.900
Af: desinvesteringen	**(92)**	(759)
ontvangen dividenden / terugbetaling geïnvesteerd vermogen	**(2.335)**	(5.403)
Per 31 december	**20.659**	24.103
Overige deelnemingen		
Per 1 januari	**788**	3.873
Koersverschillen	**(51)**	180
Bij: investeringen	**80**	135
Af: desinvesteringen	**(25)**	(343)
afschrijving van boekwaarde	**(403)**	(3.057)
Per 31 december	**389**	788

(x EUR 1.000)	2002	2001
Overige vorderingen		
Per 1 januari	**16.719**	11.429
Koersverschillen	**(1.626)**	479
Bij: nieuwe leningen en vorderingen	**4.575**	4.127
acquisities	**-**	422
vorderingen op deelnemingen	**-**	1.024
Af: vereffeningen	**(781)**	(762)
Per 31 december	**18.887**	16.719
Financiële vaste activa	**39.935**	41.610

Overige vorderingen omvatten vorderingen op derden ter zake van de uitgestelde opbrengsten bij verkoop van activiteiten, rentedragende leningen aan klanten en overige vorderingen op lange termijn.

Vlottende activa

6 Voorraden

(x EUR 1.000)	2002	2001
Gereed product en handelsgoederen	**817.138**	959.855
De kostprijs van de voorraden is in verband met een geschatte lagere opbrengstwaarde verminderd met een voorziening van	**63.202**	80.979

7 Handelsdebiteuren

(x EUR 1.000)	2002	2001
Handelsdebiteuren	**1.257.646**	1.388.414
Op de handelsdebiteuren is een voorziening voor dubieuze debiteuren in mindering gebracht van	**52.896**	63.632

De voorziening voor dubieuze debiteuren is berekend op gelijke wijze als in voorgaande jaren, rekening houdend met ouderdom en kredietrisico.

8 Overige vorderingen en overlopende activa

(x EUR 1.000)	2002	2001
Overige vorderingen	**77.942**	66.018
Overlopende activa	**59.083**	68.901
	137.025	134.919

9 Eigen vermogen

(x EUR 1.000)	2002	2001
Eigen vermogen per 1 januari	**999.220**	891.198
Resultaat na belastingen	**56.790**	153.479
Stockdividend	**29.846**	25.100
Betaald interim-dividend over het jaar	**(16.418)**	(27.037)
Dividend op gewone aandelen	**(56.240)**	(55.728)
Dividend op de cumulatief preferente aandelen	**(2.284)**	(2.340)
Koersverschillen	**(82.339)**	14.548
Eigen vermogen per 31 december	**928.575**	999.220

Het recht op slotdividend over 2001 was EUR 0,52 per aandeel in contanten of, naar keuze van de aandeelhouder, 1/44 gewoon aandeel Hagemeyer. In 2002 namen diverse aandeelhouders hun dividend over 2001 gedeeltelijk op in aandelen, als gevolg waarvan 1.304.473 nieuwe aandelen zijn uitgegeven in plaats van een dividendbetaling in contanten voor een totaalbedrag van EUR 29.846.000.

In het overzicht van het verloop van het eigen vermogen is in de post koersverschillen een negatief belastingeffect opgenomen van EUR 10,5 miljoen (2001: EUR 1,5 miljoen positief).

Hagemeyer kent een aandelenoptieprogramma waaraan het management, inclusief leden van de Raad van Bestuur en Executive Committee, deelneemt. Gedurende 2002 werden geen opties uitgeoefend. Als gevolg van het beëindigen van het dienstverband met optiehouders zijn 162.706 opties vervallen.
Daarnaast vervielen 54.500 opties op de expiratiedatum, zonder dat uitoefening mogelijk is geweest.

Gedurende de eerste drie jaar na toekenning zijn toegekende opties onderworpen aan zodanige voorwaarden dat uitoefening in de praktijk niet plaatsvindt. Na deze periode van drie jaar hebben vrijwel alle opties een uitoefentermijn van vijf jaar.

Gegevens met betrekking tot het optieprogramma aan het begin en aan het eind van het boekjaar:

Jaar van toekenning	Aantal aandelen op basis van uitstaande opties 01-01-02	Aantal aandelen op basis van uitstaande opties 31-12-02	Uitoefen-prijs (x EUR)	Beurskoers bij toekenning (x EUR)	Expiratie datum
1997	22.500	-	45,11	45,11	16 september 2002
1998	40.000	-	23,37	26,68	6 maart 2002
	12.500	4.500	30,63	30,63	2 september 2003
	41.460	41.230	43,93	43,93	22 april 2003
1999	64.181	63.503	26,85	26,85	maart 2007
	3.480	3.344	26,85	26,85	4 maart 2004
	18.000	-	26,85	26,85	31 mei 2002
	33.000	25.000	22,10	22,10	1 september 2007
	4.000	-	22,10	22,10	31 mei 2002
2000	5.297	5.089	17,47	17,47	28 februari 2005
	182.000	174.000	20,00	17,47	maart 2008
	31.093	19.014	17,47	17,47	maart 2008
2001	226.000	226.000	20,00	23,90	7 maart 2006
	50.000	50.000	20,00	23,90	30 april 2004
	25.000	25.000	20,00	23,90	31 mei 2004
	12.676	11.802	23,90	23,90	7 maart 2006
	171.000	159.000	20,00	23,90	7 maart 2009
	12.000	8.000	23,90	23,90	7 maart 2009
2002	-	83.000	20,00	23,23	6 maart 2010
	-	72.850	23,23	23,23	6 maart 2007
	-	280.894	23,23	23,23	6 maart 2010
	954.187	1.252.226			

Voor de optierechten van de leden van de Raad van Bestuur wordt verwezen naar toelichting 20 "Beloningen Raad van Commissarissen en Raad van Bestuur 2002".

10 Achtergestelde leningen

De achtergestelde lening ten bedrage van EUR 150 miljoen draagt een op de EURIBOR gebaseerde variabele rente. De lening is een achtergestelde verplichting van de Vennootschap en Hagemeyer Ireland Plc en wordt gelijk gerangschikt met overige bestaande of toekomstige achtergestelde verplichtingen. De achtergestelde lening vervalt in juni 2005.

11 Voorzieningen

(x EUR 1.000)	Reorganisatie & Herstructurering	Latente belasting-verplichtingen	Pensioenen	Garantie-verplichtingen	Overige	**Totaal 2002**	Totaal 2001
Stand per 1 januari	99.378	36.377	39.565	11.605	29.744	**216.669**	235.707
Voorzieningen van gedesinvesteerde dochtermaatschappijen	(35)	-	(65)	(380)	-	**(480)**	32.101
Acquisities	714	-	-	-	1.375	**2.089**	10.598
Overboekingen	494	(138)	(711)	-	652	**297**	(7.863)
Koersverschillen	(5.576)	(1.257)	(1.082)	(1.012)	(3.147)	**(12.074)**	2.992
Dotaties ten laste van de winst- en verliesrekening	17.985	7.207	3.106	5.505	1.169	**34.972**	78.607
Dotaties ten laste van de koersverschillen (eigen vermogen)	-	10.107	-	-	-	**10.107**	-
Onttrekkingen	(54.917)	-	(1.814)	(6.562)	(5.772)	**(69.065)**	(125.121)
Voorzieningen vrijgevallen ten gunste van de winst- en verliesrekening	(8.424)	(3.699)	(211)	(282)	(1.571)	**(14.187)**	(10.352)
Stand per 31 december	49.619	48.597	38.788	8.874	22.450	**168.328**	216.669

Binnen een jaar zullen deze voorzieningen voor ongeveer EUR 54 miljoen worden aangesproken.

In 2002 is een dotatie aan de reorganisatie- en herstructureringsvoorziening ten bedrage van EUR 17 miljoen ten laste van de winst- en verliesrekening gebracht als buitengewone last. Deze buitengewone last heeft voornamelijk betrekking op het afstoten of herstructureren van niet-kernactiviteiten en verdere personeelsreductie binnen de kernactiviteiten.

In de onttrekkingen aan de reorganisatie- en herstructureringsvoorziening is een bedrag van EUR 40 miljoen opgenomen dat betrekking heeft op de reorganisatie van de PPS divisie. Deze onttrekkingen betreffen kosten voor het afstoten van ongeschikte lokaties en de afschrijving van incourante activa als gevolg van de herstructurering van de logistieke activiteiten en het vestigingennetwerk. Daarnaast zijn hierin afvloeiingskosten begrepen.

Voorts heeft de onttrekking aan de reorganisatievoorziening voor een bedrag van EUR 15 miljoen betrekking op kosten in verband met het afstoten of herstructureren van niet-kernactiviteiten.

Bedragen die zijn vrijgevallen ten gunste van de resultaten hebben betrekking op vrijval van overmatige reorganisatie- en herstructureringsvoorzieningen, die in voorgaande jaren zijn opgebouwd.

De mutaties in de actieve belastinglatentie alsmede de voorziening latente belastingverplichtingen gedurende het boekjaar zijn als volgt weer te geven:

(x EUR 1.000)	2002	2001
Actieve belastinglatentie		
Per 1 januari	**80.607**	65.737
Koersverschillen	**(1.826)**	1.285
Acquisities	**162**	4.651
Mutaties (ten laste) / ten gunste van de resultaten:		
Resultaat uit gewone bedrijfsuitoefening	**(7.021)**	4.776
Buitengewoon resultaat	**17.632**	5.113
Actieve belastinglatenties van gedesinvesteerde dochtermaatschappijen	**-**	527
Overboeking (van) / naar kortlopende belastingverplichtingen	**1.578**	-
Overboeking (naar) / van latente belastingverplichtingen	**(3)**	(1.482)
Per 31 december	**91.129**	80.607
Latente belastingverplichtingen		
Per 1 januari	**(36.377)**	(19.631)
Koersverschillen	**1.257**	(693)
Investeringen en acquisities	**-**	(128)
Mutaties (ten laste) / ten gunste van de resultaten:		
Resultaat uit gewone bedrijfsuitoefening	**923**	(16.868)
Buitengewoon resultaat	**(4.431)**	(265)
Dotatie ten laste van de koersverschillen (eigen vermogen)	**(10.107)**	-
Overboeking (van) / naar kortlopende belastingverplichting	**135**	(274)
Overboeking naar / (van) actieve belastinglatentie	**3**	1.482
Per 31 december	**(48.597)**	(36.377)
Netto actieve belastinglatentie	**42.532**	44.230

De actieve belastinglatentie en de voorziening latente belastingverplichtingen per 31 december zijn toe te rekenen aan:

(x EUR 1.000)	**2002**	2001
Actieve belastinglatentie		
Voorziening voor reorganisatie en herstructurering	**17.160**	13.761
Voorwaartse verliesverrekening	**40.949**	34.725
Verrekenbare tijdelijke verschillen op de getroffen voorzieningen op voorraden en handelsdebiteuren	**10.602**	12.057
Overige verrekenbare tijdelijke verschillen	**22.418**	20.064
	91.129	80.607
Latente belastingverplichtingen		
Belastbare tijdelijke verschillen op de getroffen voorzieningen op voorraden en handelsdebiteuren	**(7.593)**	(8.605)
Belastbare versnelde afschrijvingen op materiële vaste activa	**(1.455)**	37
Overige belastbare tijdelijke verschillen	**(39.549)**	(27.809)
	(48.597)	(36.377)
Netto actieve belastinglatentie	**42.532**	44.230

Ongeveer EUR 13 miljoen van de netto actieve belastinglatentie heeft een looptijd van korter dan een jaar.

12 Langlopende schulden

(x EUR 1.000)	2002	2001
Gegarandeerde langlopende senior notes	**231.786**	49.052
Opgenomen bedragen onder langlopende gecommitteerde faciliteiten	**489.558**	636.414
Bankschulden	**51.852**	47.941
Schulden aan overige instellingen	**-**	5.364
	773.196	738.771
Af: aflossingen binnen één jaar	**(70.039)**	(28.083)
	703.157	710.688

In 1993 zijn gegarandeerde langlopende senior notes geplaatst bij institutionele beleggers. Ultimo 2002 staat voor USD 32.400.000 (2001: USD 43.200.000) van deze notes uit. De notes zijn uitgegeven in drie tranches, waarvan de slotbetaling plaatsvindt in 2005. De notes zijn uitgegeven door HNV Finance Limited, hebben een vaste rente van 6,32%, en zijn volledig gegarandeerd door Hagemeyer N.V. In 2002 heeft Hagemeyer in de U.S.A. een "Private Placement" van USD 211 miljoen afgerond. Deze financiering heeft looptijden van zeven jaar (USD 45 miljoen) en tien jaar (USD 166 miljoen) en een gewogen gemiddelde rente van 6,01%. De "Private Placement" is uitgegeven door Hagemeyer Ireland Plc en volledig gegarandeerd door Hagemeyer N.V. Voor bankschulden bedraagt de rente een vast percentage.

Het totaal van de langlopende schulden met een looptijd langer dan vijf jaar bedroeg EUR 201.139.000 (2001: EUR 8.395.000). Aan de geldleningen zijn geen zekerheden verbonden. Deze geldleningen bevatten voorwaarden ten aanzien van het in stand houden van bepaalde financiële ratio's, in het bijzonder de verhouding tussen de netto rentedragende schulden en EBITDA, en een minimum niveau van het vermogen. Aan deze en overige condities werd in 2002 voldaan.

De onder de groepsfaciliteiten getrokken geldleningen dragen een vaste rente, gebaseerd op EURIBOR en LIBOR. Deze groepsfaciliteiten zijn overeengekomen voor termijnen van langer dan een jaar en worden derhalve verantwoord onder de langlopende schulden.

13 Handelscrediteuren en overige kortlopende schulden

(x EUR 1.000)	2002	2001
Handelscrediteuren	**774.863**	872.566
Vennootschapsbelasting	**74.226**	74.838
Overige belastingen en sociale premies	**21.230**	22.914
Pensioenen	**16.779**	4.923
Overige schulden	**72.579**	77.134
Overlopende passiva	**156.482**	177.978
Bezoldiging Raad van Commissarissen	**-**	25
	1.116.159	1.230.378

14 Financiële instrumenten en niet uit de balans blijkende vorderingen en verplichtingen

Rente management

De onderneming stelt zich ten doel de invloed van veranderingen in rentetarieven op de resultaten te beperken en de totale rentelasten zoveel mogelijk te verminderen. Daartoe wordt gebruik gemaakt van rente swaps en overige instrumenten. Ultimo 2002 en 2001 had de onderneming rente swaps op opgenomen leningen uitstaan ten bedrage van respectievelijk EUR 226 miljoen en EUR 190 miljoen. Per 31 december 2002 had EUR 143 miljoen betrekking op het omzetten van vaste rente naar variabele rente en EUR 83 miljoen betrekking op het omzetten van variabele rente naar vaste rente. Deze contracten hebben een maximum looptijd van tien jaar. De marktwaarde van de swaps per 31 december 2002 bedraagt EUR 6,3 miljoen.

Valuta management

Hagemeyers valuta management beoogt het effect van veranderingen in wisselkoersen te beheersen en fluctuaties in de resultaten te beperken. De belangrijkste hiertoe gebruikte instrumenten betreffen valuta-termijncontracten ter dekking van de in vreemde valuta aangeschafte goederen en, in enkele gevallen, de dividendstromen uit dochtermaatschappijen. De voornaamste valuta hierbij zijn US dollar, Australische dollar, Engelse pond en Japanse yen. Als uitgangspunt van het valutabeleid geldt een beoogde gelijkmatige verdeling van de netto rentedragende schulden in elke belangrijke valuta, welke bepaald wordt aan de hand van de ratio netto rentedragende schulden / EBITDA van de Groep. Per 31 december 2002 heeft de Groep vreemde valutacontracten uitstaan waarvan de boekwaarde vrijwel gelijk is aan de marktwaarde per balansdatum.

Concentraties in kredietverlening

Het kredietbeleid voorziet in voortdurende bewaking van posities bij en kredietwaardigheid van de financiële instellingen waarmee treasury transacties worden aangegaan. Wanprestatie van enige tegenpartij wordt niet verwacht. Tot de bij de betreffende treasury transacties betrokken tegenpartijen behoren uitsluitend financiële instellingen die belangrijke verstrekkers van bankkredieten aan de Groep zijn. De treasury transacties betreffen o.a. rente swaps, valutatransacties en overige financiële instrumenten voor het afdekken van financiële marktrisico's, welke bij de paragraaf "Rente management" vermeld staan.

Als gevolg van de brede spreiding van klanten en markten waarop Hagemeyers producten worden verkocht, bevatten de handelsdebiteuren van de onderneming per 31 december 2002 geen belangrijke risicoconcentraties.

Overige niet uit de balans blijkende vorderingen en verplichtingen

Per jaareinde bedroeg het totaalbedrag aan huur- en leaseverplichtingen:

(x EUR miljoen)	**2002**	2001
Vervallend binnen 1 jaar	**136**	131
Vervallend binnen 1 tot 5 jaar	**349**	337
Vervallend na 5 jaar	**241**	307
	726	775

Ten aanzien van het merendeel van de Nederlandse dochtermaatschappijen zijn aansprakelijkheidsverklaringen afgegeven in het kader van artikel 403, Boek 2 van het Burgelijk Wetboek. Een volledig overzicht van bedoelde dochtermaatschappijen is bij de Kamer van Koophandel te Hilversum gedeponeerd. Overige verplichtingen voortvloeiend uit bankgaranties, inclusief de garantie op de langlopende senior notes en de "Private Placement" vermeld in toelichting 12, belastingen, fiscale eenheid en aanspraken van derden vinden hun oorsprong uitsluitend in de normale bedrijfsuitoefening en zijn niet bovenmatig in verhouding tot de vermogenspositie van de Vennootschap.

In 2000 werd Hagemeyers belang in de Freetime groep verkocht. Als onderdeel van deze transactie heeft de Groep bepaalde financieringsverplichtingen van de koper en de Freetime groep gegarandeerd.

In 1999 en 2000 heeft Manudax N.V., een 100% dochteronderneming in België, BTW-aanslagen ontvangen in verband met vermeende frauduleuze handelingen van voormalige personeelsleden in de periode eind 1996 tot begin 1998. Deze aanslagen worden door de onderneming betwist. Na het inwinnen van juridisch advies ligt het niet in de verwachting dat de uitkomst van deze zaak van materieel belang zal zijn voor de financiële positie van de Groep. Hagemeyer N.V. en haar dochterondernemingen zijn voorts betrokken in juridische geschillen als gevolg van de normale bedrijfsuitoefening. Na het inwinnen van informatie en het raadplegen van juridisch adviseurs is het management van mening dat de gevolgen van de geschillen niet van materieel belang zijn voor de financiële positie van de Groep.

15 Gesegmenteerde informatie

Hagemeyer is wereldwijd georganiseerd in twee belangrijke bedrijfsonderdelen: Professional Products en Services (PPS) en Information Technology Products en Services (ITPS). De overige activiteiten omvatten voornamelijk exclusieve vertegenwoordigingen in Nederland en Azië-Pacific alsmede consumentenelektronica in de Verenigde Staten en zijn ondergebracht in de divisie Agencies / Consumer Electronics. Tussen de verschillende bedrijfsonderdelen vinden geen verkopen of overige transacties plaats. Gesegmenteerde activa omvatten met name materiële vaste activa, immateriële vaste activa inclusief goodwill, voorraden en vorderingen. De gesegmenteerde passiva betreffen met name de operationele passiva. Belastingen en leningen zijn niet opgenomen.

Investeringen in materiële en immateriële vaste activa betreffen met name investeringen in bedrijfsgebouwen en -terreinen, machines en installaties, kantoor- en computerapparatuur, software en betaalde goodwill bij acquisities.

Gesegmenteerde resultaten	PPS		ITPS		Agencies / Consumer Electronics		Centrale organisatie		Hagemeyer	
(x EUR miljoen)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Omzet	5.876,2	6.195,5	1.647,3	1.737,8	819,9	902,4	0,1	-	8.343,5	8.835,7
EBITA	199,6	300,7	31,2	26,6	66,3	79,0	(31,0)	(33,4)	266,1	372,9
Afschrijving van goodwill	(34,4)	(35,5)	(0,1)	-	(0,3)	(0,3)	-	-	(34,8)	(35,8
Bedrijfsresultaat	165,2	265,2	31,1	26,6	66,0	78,7	(31,0)	(33,4)	231,3	337,1
Aandeel in resultaat deelnemingen voor belastingen	0,7	0,5	0,1	(0,4)	3,0	4,8	-	-	3,8	4,9
Financiële baten en lasten									(63,0)	(75,3
Resultaat uit gewone bedrijfsuitoefening voor belastingen									172,1	266,7
Belastingen									(40,3)	(61,3
Aandeel van derden									-	(2,1
Resultaat uit gewone bedrijfsuitoefening na belastingen									131,8	203,3
Buitengewoon resultaat na belastingen									(75,0)	(49,8
Resultaat na belastingen									56,8	153,5
Gesegmenteerde activa en passiva										
Gesegmenteerde activa	2.577,8	2.839,9	272,5	304,1	257,0	296,8	-	74,2	3.107,3	3.515,[illegible]
Deelnemingen	8,7	7,3	9,1	9,1	2,8	7,7	-	-	20,6	24,[illegible]
Niet gealloceerde activa									174,2	180,[illegible]
Geconsolideerde activa									3.302,1	3.719,5
Gesegmenteerde schulden	767,9	944,4	165,0	172,3	86,1	95,5	25,6	-	1.044,6	1.212,[illegible]
Niet gealloceerde schulden									1.328,9	1.508,[illegible]
Geconsolideerde schulden									2.373,5	2.720,[illegible]
Overige gesegmenteerde informatie										
Verwervingen immateriële en materiële vaste activa	87,4	263,0	1,5	10,0	10,7	10,5	-	-	99,6	283,[illegible]
Afschrijvingen en amortisatie	84,5	82,5	4,0	4,7	7,7	10,8	-	-	96,2	98,[illegible]

Hagemeyer is actief in vijf geografische regio's:

Nederland is het land van vestiging van de onderneming - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO producten alsmede de vertegenwoordiging van vooraanstaande merken in de consumentenelektronica, fotografische en imagingproducten.

Overige Europese landen - de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO producten alsmede Integrated Supply services.

Amerika - de activiteiten bestaan met name uit de distributie van MRO producten waaronder elektrotechnische materialen, veiligheidsproducten alsmede Integrated Supply services. Voorts worden consumentenelektronicaproducten gedistribueerd onder eigen merk.

Australië (inclusief Nieuw-Zeeland) - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO producten, de distributie van informatietechnologie- en communicatieproducten alsmede de vertegenwoordiging van consumentenproducten.

Overig Azië-Pacific - de activiteiten bestaan met name uit de distributie van informatietechnologie- en communicatieproducten alsmede de vertegenwoordiging van diverse consumentenproducten.

De omzetsegmentatie volgt die geografische gebieden waarin een afnemer zijn goederen en/of diensten geleverd krijgt. De activa en de investeringen worden ondergebracht in dat geografisch gebied waar de activa zich bevinden.

(x EUR miljoen)		Omzet	Activa	Verwervingen immateriële en materiële vaste activa	Gemiddeld aantal werknemers
Nederland	2002	423,0	170,5	20,1	1.131
	2001	531,4	219,7	52,1	1.308
Overig Europa	2002	3.607,0	1.499,5	43,7	11.907
	2001	3.712,7	1.550,7	162,6	12.302
Amerika	2002	1.696,3	744,0	23,4	5.745
	2001	1.924,0	942,3	44,0	5.919
Australië	2002	1.268,2	481,3	9,7	2.358
	2001	1.165,3	481,9	18,3	2.578
Overig Azië-Pacific	2002	1.349,0	212,0	2,7	1.888
	2001	1.502,3	320,4	6,5	2.207
Totaal	2002	8.343,5	3.107,3	99,6	23.029
	2001	8.835,7	3.515,0	283,5	24.314

16 Bedrijfskosten voor afschrijving goodwill

(x EUR 1.000)	2002	2001
Verkoopkosten	**828.562**	792.256
Transport- en opslagkosten	**395.329**	404.649
Algemene beheerskosten	**292.221**	308.473
	1.516.112	1.505.378

Ten laste van het bedrijfsresultaat zijn gekomen:		
Personeelskosten:		
Lonen en salarissen	**758.672**	781.833
Pensioenpremies	**28.835**	22.692
Overige sociale premies	**94.948**	92.565
	882.455	897.090

Het gemiddeld aantal personeelsleden in 2002 was 23.029 (2001: 24.314). Per 31 december 2002 bedraagt het aantal vaste personeelsleden 21.445 (per 31 december 2001: 22.600).

Afschrijvingen:		
Goodwill	**34.848**	35.849
Overige immateriële vaste activa	**4.455**	396
Materiële vaste activa	**56.870**	61.738
	96.173	97.983

In 2002 werd een additioneel bedrag van EUR 3.278.000 (2001: EUR 118.000) aan afschrijvingen op materiële vaste activa en een additionele afschrijving van EUR 268.000 (2001: 163.000) op immateriële vaste activa opgenomen onder de post 'buitengewone lasten'.

17 Overige netto bedrijfsopbrengsten

De overige netto bedrijfsopbrengsten bestaan uit assurantieprovisies, ontvangen huur, boekwinst op verkoop van materiële vaste activa en soortgelijke opbrengsten. De boekwinst op verkoop van gebouwen en overige materiële vaste activa bedroeg in 2002 EUR 57,6 miljoen (2001: EUR 4,1 miljoen).

18 Uitkomst der financiële baten en lasten

(x EUR 1.000)	2002	2001
Financiële baten:		
Rentebaten	**4.791**	8.941
Dividend deelnemingen	**101**	35
Koersverschillen - netto	**3.514**	3.235
	8.406	12.211
Financiële lasten:		
Rentelasten en soortgelijke kosten	**(70.996)**	(87.542)
Waardevermindering overige deelnemingen	**(400)**	-
	(62.990)	(75.331)

19 Belastingen

(x EUR 1.000)	2002	2001
De belastinglast van de Groep is als volgt opgebouwd:		
Belastingen	**(33.652)**	(48.002)
Latente belastingen (zie toelichting 11)	**(6.098)**	(12.092)
Aandeel in de belasting van gelieerde vennootschappen	**(529)**	(1.175)
	(40.279)	(61.269)

Het verschil tussen het te verwachten belastingtarief van de Groep (zijnde het gewogen gemiddelde van de wettelijke belastingtarieven berekend over de belastbare resultaten van de dochtermaatschappijen) en het effectieve belastingtarief is het gevolg van:

	2002	2001
Verwachte belastingtarief	**17,0 %**	21,5 %
Niet verantwoorde fiscale verliezen gedurende het jaar	**11,8 %**	4,0 %
Aanwending van beschikbare compensabele verliezen	**(0,7)%**	(1,5)%
Niet aftrekbare posten	**1,7 %**	2,0 %
Overig	**(6,4)%**	(3,0)%
Effectieve belastingtarief	**23,4 %**	23,0 %

Per 31 december 2002 heeft de Groep fiscaal compensabele verliezen ten bedrage van EUR 355 miljoen (2001: EUR 275 miljoen) beschikbaar die kunnen worden gecompenseerd met toekomstige fiscale baten. Een actieve belastinglatentie (zie toelichting 11) is verantwoord om het voordeel van de gewaardeerde compensabele verliezen ten bedrage van EUR 135 miljoen (2001: EUR 88 miljoen) tot uitdrukking te brengen. Van het totale bedrag aan beschikbare belastingverliezen is EUR 147 miljoen onbeperkt voor verrekening beschikbaar.

20 Beloningen Raad van Commissarissen en Raad van Bestuur 2002

Raad van Commissarissen

De beloning van de leden van de Raad van Commissarissen was in 2002 als volgt:

	Bruto per jaar
Mr P.J. Kalff (Voorzitter)	EUR 35.000
D.G. Eustace (Vice-voorzitter)	EUR 31.500
T.Y. Yasuda	EUR 28.000
Mr W.F.Th. Corpeleijn	EUR 28.000

De beloning wordt ingevolge artikel 28 van de statuten van Hagemeyer N.V. vastgesteld door de Algemene Vergadering van Aandeelhouders (AVA). De beloning is laatstelijk gewijzigd in de AVA van april 1998 en per 1 januari 2001 afgerond in Euro's. De Raad van Commissarissen neemt het initiatief tot een voorstel aan de AVA voor aanpassing van de beloning indien daartoe aanleiding is. Naast de bovenstaande vaste beloning ontvangen de leden van de Raad van Commissarissen een vaste vergoeding voor niet te declareren zakelijke kosten. Deze vergoeding bedraagt EUR 250 per persoon per maand. De leden van de Raad van Commissarissen ontvangen geen variabele beloningen.

Raad van Bestuur

Algemeen

De beloning van de leden van de Raad van Bestuur wordt vastgesteld door de Raad van Commissarissen, op voorstel van haar Remuneratie Commissie. De Remuneratie Commissie bestaat uit de heren Kalff (Voorzitter) en Corpeleijn. De heer Ter Haar kan de vergaderingen van de Remuneratie Commissie bijwonen.

De Remuneratie Commissie beoordeelt jaarlijks in hoeverre aanpassing van arbeidsvoorwaarden aan de orde is. Daarbij hanteert zij als uitgangspunt dat de arbeidsvoorwaarden concurrerend moeten zijn met in Nederland gevestigde internationaal opererende ondernemingen.
Hierbij wordt met name gekeken naar ondernemingen die qua omvang en complexiteit vergelijkbaar zijn met Hagemeyer.
Het beleid is om een groot deel van de beloning te koppelen aan het resultaat van de onderneming.

De beloning van de leden van de Raad van Bestuur, die tevens lid zijn van het Executive Committee, bestaat uit de volgende elementen:

Periodiek betaalde vergoedingen

	Functie	Bruto basissalaris per jaar
R. ter Haar	Voorzitter	EUR 609.381
E.H.M. van den Assem	Lid	EUR 445.318
J.H. Riddell	Lid tot 31 augustus 2002	EUR 296.879 [1]
G.L. Pickles	Lid tot de AVA 2002	AUD 713.460 [2]

[1] Weergegeven is het salaris tot en met 31 augustus 2002, toen de heer Riddell aftrad als lid van de Raad van Bestuur.

[2] Weergegeven is het volledige salaris van 2002. De heer Pickles trad in de AVA van 2002 af als lid van de Raad van Bestuur en is daarna lid geworden van het Executive Committee.

Het basissalaris werd per 1 januari 2002 uitsluitend verhoogd met het relevante inflatiecijfer van 3,3% in Nederland.

Naast de bovenstaande beloning ontvangen de leden van de Raad van Bestuur een vaste vergoeding van EUR 570 per persoon per maand voor niet te declareren zakelijke kosten.

Aan de leden van de Raad van Bestuur wordt door de onderneming een auto ter beschikking gesteld. Verder ontvangen de Raad van Bestuur leden een bijdrage in de premie van de collectieve ziektekostenverzekering, alsmede de kosten van telefoongebruik en nemen zij deel aan andere gebruikelijke regelingen zoals een arbeidsongeschiktheidsverzekering.

Er zijn geen kosten ten laste van de onderneming gekomen ten aanzien van ex-bestuurders.

Beloningen betaalbaar op termijn

De leden van de Raad van Bestuur nemen deel aan een pensioenregeling. De kosten voor die pensioenregeling waren als volgt:

	Pensioenlast 2002	
R. ter Haar	EUR 196.200	
E.H.M. van den Assem	EUR 119.345	
J.H. Riddell	EUR 93.311	(tot 1 september)
G.L. Pickles	AUD 142.692	(volledig jaar)

Vanwege de in 2002 geldende premievakantie van Hagemeyer N.V. bij haar ondernemingspensioenfonds kwamen er in 2002 geen pensioenkosten ten laste van de onderneming, met uitzondering van de premies ten behoeve van de heren Van den Assem en Pickles, die elders verzekerd zijn.

Bonusregelingen

Jaarbonus ("Short Term Incentive")

Op basis van de Short Term Incentive ("STI") regeling kan een jaarbonus betaalbaar worden afhankelijk van het behalen van vooraf gedefinieerde doelstellingen. De STI bonus kan maximaal 80% van het vaste jaarsalaris bedragen en is deels afhankelijk van ondernemingsresultaten en deels afhankelijk van vooraf door de Remuneratie Commissie gedefinieerde operationele doelstellingen en van het persoonlijk functioneren van het bestuurslid. Ten laste van het jaar 2002 kwamen de bonussen over het jaar 2001, die in 2002 betaald werden. Deze waren als volgt:

	Bonus over 2001 (betaald in 2002)
R. ter Haar	EUR 147.480
E.H.M. van den Assem	EUR 64.664
J.H. Riddell	EUR 107.773
G.L. Pickles	AUD 103.500

Ondernemingsdoelstellingen betroffen in 2001 met name de groei van de cash earnings per aandeel van Hagemeyer N.V., maar ook andere doelstellingen zoals de kasstroom en het bedrijfsresultaat per bedrijfsonderdeel. Persoonlijke doelstellingen betroffen met name het behalen van de diverse 'milestones' in het veranderingsprogramma. De vooraf vastgestelde financiële ondernemingsdoelstellingen werden als gevolg van de verslechtering van de economische omstandigheden voor het grootste deel niet gehaald. Wel werden specifieke doelstellingen binnen het aandachtsgebied van de individuele bestuursleden in zekere mate gehaald.

Drie-jaarsbonus ("Long Term Incentive")

In 2001 werd, in lijn met de regeling voor senior management van werkmaatschappijen, een Long Term Incentive ("LTI") bonusregeling ingesteld voor Raad van Bestuur leden. De LTI is een bonusregeling waarin na elke periode van drie jaar een bonus betaalbaar wordt, mits het dienstverband op dat moment nog bestaat. Voor de periode 2001 tot en met 2003 is een overgangsregeling getroffen. Effectief per 1 januari 2002 is de LTI gebaseerd op het behalen van vooraf gedefinieerde doelstellingen met betrekking tot het rendement op het geïnvesteerd vermogen.

Voor Raad van Bestuur leden is de target LTI bonus 30% van het basissalaris. Outperformance ten opzichte van het target kan leiden tot een hogere bonus, die in geval van uitzonderlijke prestaties kan oplopen tot maximaal vier keer de target bonus.

Performance Share Plan

Sinds 1 januari 2003 bestaat het zogenoemde Performance Share Plan, dat is ingevoerd om Raad van Bestuur leden een substantieel bezit aan Hagemeyer aandelen te laten opbouwen. Zij dienen het volledige netto restant van een LTI bonus alsmede een bedrag gelijk aan minstens de helft van eventuele opbrengsten van na 2002 toegekende opties (na belastingen) te investeren in Hagemeyer aandelen. Deze aandelen mogen tijdens de dienstbetrekking niet worden verkocht, dit mag pas bij pensioenering of uitdiensttreding. Als de aandelen minimaal twee jaar zijn gehouden, wordt een premie toegekend. De premie bedraagt 50% voor elke periode van twee jaar dat de aandelen gehouden worden. Echter, de premie moet worden geïnvesteerd in Hagemeyer aandelen. Deze premie aandelen komen niet in aanmerking voor toekomstige premies. Iedere aanspraak op toekomstige premies komt te vervallen bij vrijwillige uitdiensttreding of ontslag om dringende redenen.

Optieregelingen

De leden van de Raad van Bestuur nemen deel aan het voor senior management van Hagemeyer bestaande optieprogramma. De optie-overeenkomsten bevatten alle zodanige bepalingen dat uitoefening in de eerste drie jaar na toekenning niet mogelijk is en de opties vervallen in beginsel bij uitdiensttreding, behoudens bij pensioenering op de reguliere pensioeneringsdatum.
Bij uitoefening van opties die na 2002 worden toegekend dient voor een bedrag gelijk aan minimaal de helft van de optie opbrengst (na belastingen) te worden geïnvesteerd in Hagemeyer aandelen, onder de werking van het hierboven beschreven Performance Share Plan.

Afdekken optieverplichting

Het vigerende beleid van Hagemeyer is om de uit toegekende personeelsopties voortkomende verplichtingen niet af te dekken. Tot nog toe verwierf Hagemeyer bij optie uitoefeningen eigen aandelen middels een leentransactie om zodoende aan haar verplichting jegens de optiehouders te kunnen voldoen. Voor toekomstige optie uitoefeningen overweegt Hagemeyer om nieuwe aandelen uit te geven.

Aan de leden van de Raad van Bestuur zijn de volgende aandelenopties toegekend.

Naam	Toegekende opties in 2002	Uitoefenprijs van opties 2002	Expiratiedatum van opties 2002	Uitstaande opties per 01-jan-02	Uitoefenprijs (laagste / hoogste)	Uitstaande opties 31-dec-02
R. ter Haar	70.000	EUR 23,23	06-03-07	175.000	EUR 20 - EUR 26,85	245.000
E.H.M. van den Assem	50.000	EUR 23,23	06-03-10	100.000	EUR 20	150.000
J.H. Riddell	50.000	EUR 23,23	30-06-02 [1]	70.000	EUR 20	70.000
G.L. Pickles	50.000	EUR 23,23	06-03-10	137.000	EUR 20 - EUR 43,93	187.000

[1] Door uitdiensttreding zijn deze opties in 2002 vervallen.

De totale kosten voor de beloningen van de Raad van Bestuur bedroegen in 2002 EUR 2.143.000 (2001: EUR 3.604.000). In de kosten voor het jaar 2001 waren de kosten voor de heren Riddell en Pickles voor een volledig jaar inbegrepen aangezien zij in 2001 beiden gedurende het hele jaar lid van de Raad van Bestuur waren.

Leningen

Aan geen van de leden van de Raad van Commissarissen of Raad van Bestuur is een lening verstrekt.

Aandelenbezit

Geen van de leden van de Raad van Commissarissen bezit (rechten tot het nemen van) aandelen en/of certificaten van aandelen Hagemeyer N.V., met uitzondering van de heer T.Y. Yasuda. Hij bezit 14.318 aandelen Hagemeyer.

Geen van de leden van de Raad van Bestuur bezit aandelen of certificaten van aandelen Hagemeyer N.V.

21 Buitengewoon resultaat na belastingen

(x EUR 1.000)	2002	2001
Netto restitutie pensioenfonds	**3.520**	26.443
Kosten herstructurering - personeelsreductie	**(10.748)**	(35.000)
Kosten herstructurering - PPS	**(78.090)**	(5.774)
Kosten herstructurering - ITPS	**(3.024)**	(27.419)
Verkoop van dochtermaatschappijen en deelnemingen	**(1.446)**	-
Overige buitengewone lasten	**(6.015)**	(7.582)
	(99.323)	(75.775)
	(95.803)	(49.332)
Belastingen	**20.779**	(453)
Buitengewoon resultaat na belastingen	**(75.024)**	(49.785)

Restitutie pensioenfonds

In het eerste halfjaar van 2000 heeft het bestuur van 'Stichting Pensioenfonds Sagittarius' in Nederland besloten om een deel van het overschot van de pensioenreserves terug te betalen aan de deelnemers en Hagemeyer N.V. Het in de eerste helft van 2001 ontvangen bedrag was de tweede van drie termijnen die teruggestort werden. De derde en laatste termijn, ten bedrage van EUR 17,0 miljoen, werd in de eerste helft van 2002 ontvangen.
De teruggang op de aandelenmarkten gedurende 2002 heeft geleid tot een dekkingsgraad van het Nederlandse Pensioenfonds Sagittarius van minder dan 110%. In lijn met de bestaande overeenkomst tussen Hagemeyer en het pensioenfonds heeft de Vennootschap een dotatie aan het pensioenfonds van EUR 13,5 miljoen voorzien als buitengewone last. De dotatie zal in 2003 definitief worden vastgesteld en gestort.

Kosten herstructurering - personeelsreductie

In verband met de verder verslechterende economische omstandigheden gedurende 2002 heeft de Groep een aantal aanvullende kostenreductiemaatregelen genomen, waaronder een programma dat zal leiden tot een verdere vermindering van het personeelsbestand. Dit programma zal leiden tot een personeelsreductie wereldwijd met circa 1000 arbeidsplaatsen, dit in aanvulling op het programma dat reeds in 2001 is gestart. De kosten verband houdend met dit aanvullende programma zijn, voor zover sprake is van een feitelijke verplichting, in de tweede helft van 2002 als buitengewone last verantwoord. De aldus verantwoorde buitengewone last bedraagt EUR 10,7 miljoen.

Kosten herstructurering - PPS

Hagemeyers strategisch veranderingsprogramma is er op gericht om de bedrijven in de kerndivisie PPS tot een samenhangend wereldwijd netwerk te vormen, ondermeer door het introduceren van gemeenschappelijke bedrijfsprocessen, gemeenschappelijke ICT, en logistieke systemen. De kosten die betrekking hebben op dit veranderingsprogramma worden als buitengewone last in mindering op het perioderesultaat gebracht; danwel ten laste van de daarvoor in het verleden gevormde voorzieningen. Dit met uitzondering van de kosten die betrekking hebben op het programmeren en testen van software, die als immaterieel vast actief op de balans zijn geactiveerd. De buitengewone last die ten laste van het resultaat over 2002 is gebracht bedraagt EUR 78,1 miljoen.

Kosten herstructurering - ITPS

In 2001 is een buitengewone last genomen ten bedrage van EUR 27,4 miljoen voor de herstructurering van Tech Pacific alsmede het afstoten van activiteiten van Tech Pacific in de Filippijnen. Ten laste van het resultaat over 2002 is een aanvullende buitengewone last van EUR 3,0 miljoen genomen in verband met verdere maatregelen en in aanvulling op de in 2001 getroffen voorzieningen.

Verkoop van dochtermaatschappijen en deelnemingen

Deze post bevat hoofdzakelijk het boekverlies op de desinvestering in 2002 van Wynmalen & Hausmann, alsmede Van Wijk & Boerma.

Overige buitengewone lasten

In deze post zijn hoofdzakelijk de lasten begrepen van de beëindiging van slecht renderende agentschappen van HCL.

Toelichting op de vennootschappelijke jaarrekening

Vaste activa

22 Immateriële vaste activa

(x EUR 1.000)	2002	2001
Software		
Boekwaarde per 1 januari	**36.053**	-
Investeringen	**9.633**	36.053
Boekwaarde per 31 december	**45.686**	36.053
Aanschafwaarde	**45.686**	36.053
Cumulatieve afschrijvingen	**-**	-
Boekwaarde per 31 december	**45.686**	36.053
Goodwill		
Boekwaarde per 1 januari	**8.889**	7.117
Koersverschillen	**(1.498)**	325
Investeringen	**1.909**	1.889
Afschrijvingen	**(443)**	(442)
Boekwaarde per 31 december	**8.857**	8.889
Aanschafwaarde	**9.922**	9.615
Cumulatieve afschrijvingen	**(1.065)**	(726)
Boekwaarde per 31 december	**8.857**	8.889
Immateriële vaste activa	**54.543**	44.942

De post software per 1 januari 2002 is eerder in de jaarrekening over 2001 opgenomen onder de post materiële vaste activa.
Per 31 december 2002 zijn investeringsverplichtingen aangegaan tot een bedrag van ongeveer EUR 7 miljoen. Deze investeringsverplichtingen betreffen de ontwikkeling van een wereldwijd ICT platform en kennen een resterende looptijd van ongeveer drie jaar.

23 Materiële vaste activa

(x EUR 1.000)	2002	2001
Boekwaarde per 1 januari	**1.482**	1.193
Verwervingen	**1.038**	1.060
Afschrijvingen	**(847)**	(768)
Desinvesteringen	**(92)**	(3)
Boekwaarde per 31 december	**1.581**	1.482
Aanschafwaarde	**3.871**	3.563
Cumulatieve afschrijvingen	**(2.290)**	(2.081)
Boekwaarde per 31 december	**1.581**	1.482

24 Financiële vaste activa

(x EUR 1.000)	2002	2001
Dochtermaatschappijen		
Per 1 januari	**786.010**	847.225
Koersverschillen	**(49.983)**	21.350
Bij: investeringen, inclusief de conversie van leningen	**386.399**	148.845
aandeel in netto resultaten	**55.039**	121.847
verkopen en discontinuering	**(218.374)**	20.291
Af: ontvangen dividenden	**(92.806)**	(368.945)
Overboekingen	**-**	(4.603)
Per 31 december	**866.285**	786.010
Deelnemingen		
Per 1 januari	**8.839**	3.022
Koersverschillen	**(850)**	249
Bij: aandeel in netto resultaten	**79**	979
Af: desinvesteringen	**(99)**	-
ontvangen dividenden / terugbetaling geïnvesteerd vermogen	**(840)**	-
Overboekingen	**-**	4.589
Per 31 december	**7.129**	8.839
Leningen aan groepsmaatschappijen		
Per 1 januari	**1.021.062**	732.590
Koersverschillen	**(55.292)**	17.741
Bij: nieuwe leningen	**471.989**	389.510
Af: vereffeningen	**(436.268)**	(97.348)
afschrijving leningen aan groepsmaatschappijen	**-**	(21.431)
Per 31 december	**1.001.491**	1.021.062
Overige vorderingen		
Per 1 januari	**-**	239
Bij: nieuwe leningen	**7.961**	-
Af: vereffeningen	**-**	(239)
Per 31 december	**7.961**	-
Financiële vaste activa	**1.882.866**	1.815.911

Vlottende activa

25 Vorderingen

(x EUR 1.000)	2002	2001
Vorderingen op groepsmaatschappijen	**14.069**	21.634
Overige vorderingen	**34.200**	10.844
Overlopende activa	**5.822**	-
	54.091	32.478

Passiva

26 Eigen vermogen

(x EUR 1.000)	2002	2001
Maatschappelijk kapitaal		
Gewone aandelen	**480.000**	480.000
Cumulatief preferente aandelen	**120.000**	120.000
	600.000	600.000
Gestort en opgevraagd gewoon aandelenkapitaal		
Per 1 januari	**129.785**	128.603
Stockdividend	**1.566**	1.182
Per 31 december	**131.351**	129.785
Gestort en opgevraagd cumulatief preferent aandelenkapitaal		
Per 1 januari	**30.864**	30.864
Per 31 december	**30.864**	30.864

(x EUR 1.000)	2002	2001
Agioreserve		
Per 1 januari	**63.684**	64.866
Af: stockdividend	**(1.566)**	(1.182)
Per 31 december	**62.118**	63.684
Koersverschillenreserve		
Per 1 januari	**47.223**	32.675
Koersverschillen	**(82.339)**	14.548
Per 31 december	**(35.116)**	47.223
Algemene reserve		
Per 1 januari	**727.664**	634.190
Netto effect van stock- en overige dividenden uit voorgaand jaar	**(26.394)**	(30.628)
Resultaat na belastingen	**56.790**	153.479
Interim dividend	**(16.418)**	(27.037)
Dividend op de cumulatief preferente aandelen	**(2.284)**	(2.340)
Per 31 december	**739.358**	727.664
Eigen vermogen	**928.575**	999.220

Voor verdere details wordt verwezen naar toelichting 9 en 'Overige Gegevens'.

Het aandelenkapitaal van de onderneming is vastgesteld in Euro's. Het maatschappelijk kapitaal bedraagt EUR 600.000.000 verdeeld over 400.000.000 gewone aandelen van elk EUR 1,20 nominaal en 100.000.000 cumulatief preferente aandelen van elk EUR 1,20 nominaal.

Volgens de huidige fiscale inzichten is het volledige bedrag van de agioreserve vrij van Nederlandse inkomstenbelasting in aandelen uitkeerbaar.

27 Voorzieningen

(x EUR 1.000)	2002	2001
Reorganisatie en herstructurering	**5.290**	5.099
Overige	**8.753**	8.753
	14.043	13.852

Binnen een jaar zullen deze voorzieningen voor ongeveer EUR 2 miljoen worden aangesproken.

28 Kortlopende schulden

(x EUR 1.000)	2002	2001
Schulden aan groepsmaatschappijen	**672.873**	551.298
Schulden aan kredietinstellingen	**181.031**	148.052
Belastingen en sociale premies	**71.693**	55.178
Overige schulden	**17.701**	19.639
Overlopende passiva	**7.187**	7.576
Bezoldiging Raad van Commissarissen	**-**	25
	950.485	781.768

29 Overige resultaten

De overige resultaten bestaan voornamelijk uit het saldo van de niet-doorberekende beheerskosten, rentebaten, de restitutie van het pensioenfonds alsmede kosten van het veranderingsprogramma. De afname ten opzichte van 2001 wordt met name veroorzaakt door de lagere netto restitutie van het pensioenfonds alsmede de in 2002 geboekte kosten van het veranderingsprogramma.

Naarden, 4 maart 2003

Raad van Commissarissen

Raad van Bestuur

Overige gegevens: Accountantsverklaring

Aan de Aandeelhouders en de Raad van Commissarissen van Hagemeyer N.V.

Wij hebben de jaarrekening 2002, opgenomen op blz. 29 tot en met blz. 66, van Hagemeyer N.V. gecontroleerd. De jaarrekening is opgesteld onder verantwoordelijkheid van de Raad van Bestuur. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controle opdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de Raad van Bestuur daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2002 en van het resultaat en de kasstromen over 2002, in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening, zoals opgenomen in Titel 9 Boek 2 BW.

Deloitte & Touche Accountants
Amsterdam, 4 maart 2003

Overige gegevens: Statuten

Bepalingen uit de statuten en overige relevante informatie.

Maatschappelijk kapitaal

Aandelen

Het maatschappelijk kapitaal bedraagt EUR 600.000.000 en is verdeeld in 400.000.000 gewone aandelen aan toonder en 100.000.000 cumulatief preferente aandelen van EUR 1,20 nominaal, elk gerechtigd tot het uitbrengen van één stem, waarvan per 31 december 2002 109.459.256 gewone aandelen en 25.720.000 cumulatief preferente aandelen zijn uitgegeven. De Vennootschap kent een Necigef-verzamelbewijs waarin alle geplaatste aandelen aan toonder worden belichaamd.

Cumulatief preferente aandelen

Op 10 oktober 1995 werden 12.860.000 cumulatief preferente aandelen uitgegeven met een nominale waarde van NLG 5,00 (EUR 2,27) aan Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor'). Als gevolg van de 1:2 aandelensplitsing in 1997 is dit aantal verdubbeld tot 25.720.000 met een gehalveerde nominale waarde van destijds NLG 2,50 (EUR 1,13). Bij de redenominatie van gulden naar euro in 2000 is de nominale waarde van elk geplaatst aandeel verhoogd tot een bedrag van EUR 1,20. Voor wat betreft de cumulatief preferente aandelen is door de (certificaat)houders van deze aandelen een bedrag van EUR 0,07 per aandeel bijgestort.

Het Administratiekantoor heeft bij de uitgifte in 1995 tegenover de door haar gehouden cumulatief preferente aandelen, certificaten uitgegeven aan een beperkt aantal institutionele beleggers. Deze certificaten zijn beperkt royeerbaar. Tot en met 4 oktober 2005 zal jaarlijks op ieder cumulatief preferent aandeel EUR 0,0888 dividend worden uitgekeerd.

Met inachtneming van de administratievoorwaarden is het aantal door het Administratiekantoor uit te brengen stemmen beperkt tot een/vijftiende van het totaal aantal door het Administratiekantoor gehouden cumulatief preferente aandelen. Deze factor van een/vijftiende geeft de verhouding weer tussen de beurskoers van een gewoon aandeel per 10 oktober 1995 en de nominale waarde van het cumulatief preferente aandeel per die datum. Op deze wijze wordt bereikt dat het stemrecht op de destijds 'goedkope' cumulatief preferente aandelen wordt geneutraliseerd op basis van de beurskoers van de gewone aandelen per de datum van uitgifte van de cumulatief preferente aandelen. Voorts is aan de vergadering van certificaathouders het recht toegekend instructies te geven inzake het door het Administratiekantoor op de cumulatief preferente aandelen uit te brengen stemrecht.

Uitgifte van aandelen

Voorkeursrecht

De Algemene Vergadering is het tot uitgifte bevoegde orgaan, behoudens aanwijzing van een ander vennootschapsorgaan door de Algemene Vergadering. De Algemene Vergadering heeft de Raad van Bestuur aangewezen als het tot uitgifte bevoegde orgaan. Deze bevoegdheid eindigt op 23 oktober 2003. Een besluit van de Raad van Bestuur omtrent uitgifte behoeft de goedkeuring van de Raad van Commissarissen. Bij uitgifte van gewone aandelen heeft iedere aandeelhouder een voorkeursrecht naar evenredigheid van het door hem gehouden aantal gewone aandelen. Dit voorkeursrecht kan worden beperkt of uitgesloten door de Algemene Vergadering of een ander door de Algemene Vergadering aan te wijzen vennootschapsorgaan. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.

Inkoop van aandelen

De Raad van Bestuur is door de Algemene Vergadering gemachtigd om de Vennootschap eigen aandelen te laten inkopen. Deze voor ten hoogste 18 maanden geldende machtiging wordt gewoonlijk jaarlijks verleend. Een besluit tot inkoop van eigen aandelen behoeft de goedkeuring van de Raad van Commissarissen.

Raad van Bestuur

De Vennootschap wordt bestuurd en vertegenwoordigd door een Raad van Bestuur waarvan de leden worden benoemd door de Algemene Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen.

Raad van Commissarissen

De Raad van Commissarissen bestaat uit drie of meer leden die worden benoemd door de Algemene Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering, behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen. De commissarissen worden benoemd en treden af volgens een rooster dat voorziet in zittingsperiodes van vier jaar, waarna herbenoeming kan plaatsvinden. De Raad besluit met een gewone meerderheid van stemmen.

Gecombineerde Vergadering

De Gecombineerde Vergadering bestaat uit de leden van de Raad van Commissarissen en de Raad van Bestuur. Zij besluit met een gewone meerderheid van stemmen.

Algemene Vergadering van Aandeelhouders

Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden. Een algemene vergadering van aandeelhouders wordt bijeengeroepen door de Raad van Commissarissen of de Raad van Bestuur. Bij de oproeping wordt een termijn van minimaal 15 dagen in acht genomen en worden de te behandelen onderwerpen vermeld of ter kennisneming neergelegd ten kantore van de Vennootschap. De vergaderingen worden gehouden in Amsterdam en worden geleid door de Voorzitter van de Raad van Commissarissen of diens plaatsvervanger. De Algemene Vergadering behandelt onder meer het jaarverslag, stelt de jaarrekening vast en besluit omtrent de décharge van de leden van de Raad van Bestuur en de Raad van Commissarissen. De besluiten worden genomen bij gewone meerderheid van de uitgebrachte stemmen, tenzij wet of statuten een grotere meerderheid voorschrijven. Van het verhandelde worden notulen gemaakt, die door de voorzitter en de secretaris van de vergadering worden vastgesteld. Aandeelhouders en certificaathouders die alleen of gezamenlijk één procent of meer van het geplaatste kapitaal vertegenwoordigen, kunnen voorstellen indienen om onderwerpen op de agenda te plaatsen.

Winstbestemming

Dividend

Uit de winst wordt eerst een dividend op de cumulatief preferente aandelen uitgekeerd. Vervolgens wordt door de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, vastgesteld welk gedeelte van de winst wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de Algemene Vergadering. Op voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering besluiten het dividend geheel of gedeeltelijk in aandelen uit te keren. De Gecombineerde Vergadering kan besluiten tot uitkering van interim-dividend.

Statutenwijziging

Een besluit tot wijziging van de statuten kan door de Algemene Vergadering slechts worden genomen met een gewone meerderheid van stemmen indien het voorstel tot statutenwijziging is gedaan door de Gecombineerde Vergadering. Bij gebreke van een zodanig voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering niettemin tot statutenwijziging besluiten, indien dit besluit wordt genomen met een meerderheid van ten minste twee derde van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Het voorgaande is een vereenvoudigde en geen exacte of volledige weergave van de statuten van de Vennootschap.

Aanvullende gegevens: Valutakoersen

De voornaamste valutakoersen ten opzichte van de euro, gehanteerd bij het opstellen van de jaarrekening zijn:

	Per 31 december 2002	Per 31 december 2001	**Gemiddeld over 2002**	Gemiddeld over 2001
Pond Sterling	**0,652**	0,611	**0,628**	0,621
Japanse yen	**124,600**	115,800	**117,950**	108,660
US dollar	**1,050**	0,881	**0,944**	0,893
Australische dollar	**1,856**	1,726	**1,735**	1,731
Noorse kroon	**7,290**	7,980	**7,510**	8,045
Hong Kong dollar	**8,160**	6,860	**7,360**	6,978
Zweedse kroon	**9,180**	9,315	**9,136**	9,251
Chinese renminbi	**8,687**	7,319	**7,819**	7,517
Indiase rupee	**50,000**	42,000	**45,659**	42,039

Aanvullende gegevens: Informatie voor aandeelhouders

Communicatie

Hagemeyer hecht aan een goede communicatie met aandeelhouders en andere belanghebbenden bij de onderneming. Op haar website (www.hagemeyer.com) verschaft de onderneming nadere informatie omtrent haar strategie, activiteiten, persberichtgeving en analistenpresentaties. In 2002 werden presentaties gegeven aan de financiële wereld in binnen- en buitenland. Via regelmatige ontmoetingen met beleggers, analisten en de media blijft Hagemeyer streven naar een zo duidelijk en transparant mogelijke communicatie over haar activiteiten.

Koersgrafiek


30
25
20
15
10
5
0
02-01-2002
16-01-2002
30-01-2002
13-02-2002
27-02-2002
13-03-2002
27-03-2002
10-04-2002
24-04-2002
08-05-2002
22-05-2002
05-06-2002
19-06-2002
03-07-2002
17-07-2002
31-07-2002
14-08-2002
28-08-2002
11-09-2002
25-09-2002
09-10-2002
23-10-2002
06-11-2002
20-11-2002
04-12-2002
18-12-2002
31-12-2002
Hagemeyer
AEX

Notering en handel

Het aandeel Hagemeyer is genoteerd aan Euronext te Amsterdam (symbool: HGM). Vanaf 1996 is het aandeel Hagemeyer opgenomen in de AEX-index. Het gemiddeld aantal verhandelde gewone aandelen per dag in 2002 was 373.900 (2001: 552.637). In 2002 zijn aan de AEX-Optiebeurs te Amsterdam 113.163 call-opties en 70.357 put-opties verhandeld.

Ontwikkeling van het aandelenkapitaal

Gewone aandelen

Per 31 december 2002 bedroeg het aantal uitstaande gewone aandelen 109.459.256, hetgeen een toename inhoudt van 1.304.473 aandelen, ofwel 1,21% ten opzichte van de stand per ultimo 2001. Deze toename is het gevolg van de uitkering van dividend in aandelen. Het gemiddelde aantal uitstaande geplaatste aandelen bedroeg 108.975.339.

Verloop van het aantal geplaatste gewone aandelen (x 1.000):	2002	2001
Geplaatst 1 januari	**108.155**	107.170
Dividend in aandelen	**1.304**	985
Geplaatst ultimo	**109.459**	108.155
Geplaatst gemiddeld	**108.975**	107.797
Nominale waarde ultimo (x EUR 1.000)	**131.351**	129.785
Beurswaarde ultimo (x EUR 1.000)	**755.269**	2.271.250
Uitstaande opties	**1.252**	954

Cumulatief preferente aandelen

Op 10 oktober 1995 werden 12.860.000 cumulatief preferente aandelen uitgegeven met een nominale waarde van NLG 5,00 (EUR 2,27) aan Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor'). Als gevolg van de 1:2 aandelensplitsing in 1997 is dit aantal verdubbeld tot 25.720.000 met een gehalveerde nominale waarde van destijds NLG 2,50 (EUR 1,13). Bij de redenominatie van gulden naar euro in 2000 is de nominale waarde van elk geplaatst aandeel verhoogd tot een bedrag van EUR 1,20. Voor wat betreft de cumulatief preferente aandelen is door de (certificaat)houders van deze aandelen een bedrag van EUR 0,07 per aandeel bijgestort.

Het Administratiekantoor heeft bij de uitgifte in 1995 tegenover de door haar gehouden cumulatief preferente aandelen, certificaten uitgegeven aan een beperkt aantal institutionele beleggers. Deze certificaten zijn beperkt royeerbaar. Tot en met 4 oktober 2005 zal jaarlijks op ieder cumulatief preferent aandeel EUR 0,0888 dividend worden uitgekeerd.

Met inachtneming van de administratievoorwaarden is het aantal door het Administratiekantoor uit te brengen stemmen beperkt tot een/vijftiende van het totaal aantal door het Administratiekantoor gehouden cumulatief preferente aandelen. Deze factor van een/vijftiende geeft de verhouding weer tussen de beurskoers van een gewoon aandeel per 10 oktober 1995 en de nominale waarde van het cumulatief preferente aandeel per die datum. Op deze wijze wordt bereikt dat het stemrecht op de destijds 'goedkope' cumulatief preferente aandelen wordt geneutraliseerd op basis van de beurskoers van de gewone aandelen per de datum van uitgifte van de cumulatief preferente aandelen. Voorts is aan de vergadering van certificaathouders het recht toegekend instructies te geven inzake het door het Administratiekantoor op de cumulatief preferente aandelen uit te brengen stemrecht.

Het aantal uitstaande cumulatief preferente aandelen bleef ongewijzigd in 2002.

Maatschappelijk en geplaatst kapitaal

	ultimo 2002	ultimo 2001
Gewone aandelen		
- maatschappelijk	**400.000.000**	400.000.000
- geplaatst	**109.459.256**	108.154.783
Cumulatief prefente aandelen		
- maatschappelijk	**100.000.000**	100.000.000
- geplaatst	**25.720.000**	25.720.000

Kerngetallen per gewoon aandeel

(x EUR)	**2002**	2001	2000	1999	1998
Cash earnings (winst uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill) afgerond op hele Eurocenten					
- op basis uitstaande aandelen [1]	**1,51**	2,20	2,18	2,07	2,03
- conversierechten meegerekend [2]	**1,50**	2,18	2,17	2,06	2,01
Dividend (indien geheel in contanten) [3]	**0,33**	0,77	0,76	0,73	0,72
Dividend pay out in % [3]	**22%**	35%	35%	35%	35%
Eigen vermogen per jaar ultimo [4]	**8,20**	8,95	8,03	4,83	6,75
Hoogste koers	**26,80**	26,41	32,93	37,50	47,65
Laagste koers	**6,08**	10,50	15,75	19,11	19,29
Ultimo koers	**6,90**	21,00	23,75	22,99	31,13
Koers ultimo / kasstroom	**3,3**	7,6	8,7	8,5	11,1
Koers ultimo / cash earnings	**4,6**	9,6	10,9	11,1	15,3

1 op basis van gewogen gemiddelde aantal uitstaande aandelen

2 op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend

3 op basis van aandelen volledig delend in dividend (2002 dividend voorstel)

4 1998-2001 vergelijkende cijfers aangepast naar eigen vermogen voor winstdeling

Dividendbeleid

Uitgangspunt van Hagemeyers dividendbeleid is een pay out ratio van 35% tot 40% van het netto resultaat uit gewone bedrijfsuitoefening voor afschrijving goodwill. Uitkering van het interim dividend vindt plaats in contanten. Aandeelhouders wordt bij het slotdividend de keuze geboden tussen een uitkering geheel in contanten dan wel in de vorm van een dividend in aandelen.

In het Bericht van de Raad van Commissarissen wordt voor het jaar 2002 een dividend voorgesteld van EUR 0,33 per gewoon aandeel Hagemeyer van EUR 1,20 nominaal. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim-dividend ten bedrage van EUR 0,15 resteert een slotdividend van EUR 0,18. Het slotdividend kan uitsluitend in contanten worden opgenomen.

Dividend historie

(x EUR)	**2002**	2001	2000	1999	1998
Interim-dividend	**0,15**	0,25	0,24	0,22	0,22
Slotdividend	**0,18** [1]	0,52	0,52	0,51	0,50
Totaal	**0,33** [1]	0,77	0,76	0,73	0,72

1 dividend voorstel

Spreiding aandelenbezit

Per ultimo 2002 hebben acht grote financiële instellingen tezamen ruim 102 miljoen gewone aandelen Hagemeyer in bewaring, hetgeen overeenkomt met 94% van het totaal aantal uitstaande aandelen Hagemeyer. Van deze aandelen is circa 76% in handen van institutionele beleggers. Buitenlandse beleggers met name geconcentreerd in het Verenigd Koninkrijk en de Verenigde Staten bezitten ongeveer 63%.


Institutionele Beleggers
Particuliere Beleggers
Nederland
Verenigde Staten
Verenigd Koninkrijk
Overig Europa
Rest van de wereld

Aandeelhouders met een belang van meer dan 5%

Er hebben zich geen aandeelhouders gemeld met een belang van meer dan 5%, behalve Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor'), die een belang heeft van 19,03% in het totaal aantal uitstaande aandelen op 31 december 2002. De Stichting houdt uitsluitend cumulatief preferente aandelen en heeft certificaten van cumulatief preferente aandelen uitgegeven aan:

Ducatus N.V.	8,28% [1]
Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A.	5,62% [1]
ABN AMRO Bank N.V.	5,13% [1]

[1] percentage van het totaal aantal uitstaande aandelen op 31 december 2002

Interne code inzake voorwetenschap

Binnen Hagemeyer is de Gedragscode inzake de melding en reglementering van transacties in effecten Hagemeyer N.V. van kracht voor haar commissarissen, bestuurders, hoofdkantoormedewerkers, het senior management van groepsmaatschappijen en een aantal vaste adviseurs. De Secretaris van de Vennootschap is aangesteld als de Centrale Functionaris en is belast met het toezicht op de naleving van de gedragscode en de externe melding aan de Autoriteit Financiële Markten.

Belangrijke data 2003

5 maart	Bekendmaking jaarcijfers 2002
1 april	Publicatie jaarverslag 2002
24 april	Jaarlijkse algemene vergadering van aandeelhouders
28 april	Notering ex dividend
16 mei	Betaalbaarstelling dividend
26 augustus	Publicatie halfjaarcijfers

Contact

Voor nadere informatie op het gebied van investor relations kunt u contact opnemen met de afdeling Investor Relations van Hagemeyer N.V., telefoon 035 - 695 76 52, fax 035 - 694 43 96.

Internet: www.hagemeyer.com
E-mail : investor.relations@hagemeyer.com

Aanvullende gegevens:

Stichting Administratiekantoor Preferente Aandelen Hagemeyer

Bij Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Administratiekantoor') zijn 25.720.000 cumulatief preferente aandelen van EUR 1,20 geplaatst. Tot en met 4 oktober 2005 zal jaarlijks op ieder cumulatief preferent aandeel EUR 0,0888 dividend worden uitgekeerd.

Het Administratiekantoor heeft certificaten van cumulatief preferente aandelen uitgegeven. De huidige certificaathouders zijn: Ducatus N.V. (11.190.000), Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A. (7.595.000) en ABN AMRO Bank N.V. (6.935.000).

In het verslagjaar vond regelmatig contact plaats tussen het bestuur van het Administratiekantoor en de Raad van Bestuur van Hagemeyer. In de voorvergadering met de certificaathouders werd het stemgedrag voor de aandeelhoudersvergadering vastgelegd. Het bestuur van het Administratiekantoor bestaat uit twee onafhankelijke leden, de heren Ir. S.D. de Bree (voorzitter) en Drs. J.L. Brentjens en een vertegenwoordiger van de Vennootschap, de heer Mr R. ter Haar.

Aanvullende gegevens: vijf jaar Hagemeyer

		1998	1999	2000	2001	**2002**
Algemeen						
Netto omzet	x EUR 1.000	6.507.011	6.414.198	8.212.399	8.835.726	**8.343.472**
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill	x EUR 1.000	212.144	219.538	234.811	239.113	**166.662**
Totaal resultaat na belastingen	x EUR 1.000	192.121	49.679	386.676	153.479	**56.790**
Kasstroom uit gewone bedrijfsuitoefening [1]	x EUR 1.000	292.151	284.852	291.872	301.247	**227.987**
Gemiddeld aantal personeelsleden		25.801	17.367	21.101	24.314	**23.029**
Personeelskosten	x EUR 1.000	644.652	606.639	782.482	897.090	**882.455**
Geplaatste gewone aandelen						
Aantal ultimo		104.066.328	105.458.259	107.169.706	108.154.783	**109.459.256**
Nominale waarde	x EUR 1.000	118.057	119.636	128.603	129.785	**131.350**
Beurswaarde ultimo	x EUR 1.000	3.239.514	2.424.485	2.545.281	2.271.250	**755.269**
Cijfers per gewoon aandeel						
Kasstroom uit gewone bedrijfsuitoefening [1,2,3]	EUR	2,80	2,69	2,72	2,77	**2,07**
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill [2]:						
- op basis van uitstaande aandelen [3]	EUR	2,03	2,07	2,18	2,20	**1,51**
- conversierechten meegerekend [4]	EUR	2,01	2,06	2,17	2,18	**1,50**
Dividend [5]	EUR	0,72	0,73	0,76	0,77	**0,33**
Eigen vermogen per jaar ultimo [2]	EUR	6,75	4,83	8,03	8,95	**8,20**
Koers ultimo	EUR	31,13	22,99	23,75	21,00	**6,90**
Hoogste koers	EUR	47,65	37,50	32,93	26,41	**26,80**
Laagste koers	EUR	19,29	19,11	15,75	10,50	**6,08**
Verhoudingsgetallen						
Koers / kasstroom per aandeel		11,1	8,5	8,7	7,6	**3,3**
Koers / cash earnings		15,3	11,1	10,9	9,6	**4,6**
Activiteit						
Bedrijfsresultaat / netto omzet	%	5,15	4,96	4,15	3,82	**2,77**
Resultaat uit gewone bedrijfsuitoefening na belastingen / netto omzet	%	3,26	3,42	2,72	2,30	**1,58**
Netto omzet / totaal vermogen		2,53	2,35	2,30	2,38	**2,53**
Netto omzet / voorraden		8,83	7,48	8,06	9,21	**10,21**
Financiering						
Current ratio (vlottende activa / kortlopende schulden)		1,3	1,5	1,5	1,6	**1,7**
Quick ratio (vorderingen, effecten en liquide middelen / kortlopende schulden)		0,8	0,9	0,9	1,0	**1,1**
Rentedekking		4,3	10,3	6,5	5,4	**4,8**
Netto rentedragende schulden / EBITDA		1,8	2,3	2,7	2,8	**3,2**
Gearing		1,03	1,62	1,26	1,21	**1,12**

[1] resultaat uit gewone bedrijfsuitoefening na belastingen plus afschrijvingen

[2] afgerond op hele Eurocenten

[3] op basis van gewogen gemiddelde uitstaande aandelen

[4] op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend

[5] op basis van aandelen volledig delend in het dividend

Lijst van geconsolideerde ondernemingen

(situatie per 4 maart 2003)

Belang 100%, tenzij anders vermeld

Professional Products en Services (PPS)

Europa

Centraal-Europa

Hagemeyer Central Europe GmbH

CEO E.H.M. (Edo) van den Assem

Fröschl

Omzet (x EUR miljoen)	1.085,3 [1]
CEO	E.H.M. (Edo) van den Assem
Aantal vestigingen	88

www.etg-froeschl.de

Duitsland

- Elektro Technischer Großhandel ETG J. Fröschl & Co. GmbH & Co. KG, München
- Elektrohaus J. Fröschl & Co. GmbH & Co. KG, München
- Brück Elektrofachgroßhandel GmbH & Co. KG, Bad Hersfeld
- Elektro-Jaritz GmbH, Bad Hersfeld

Tsjechië

- J. Fröschl & Co. S.R.O., Praag

Hagemeyer Technische Groothandel

Omzet (x EUR miljoen)	158,4 [1]
CEO	P.H. (Paul) Zekhuis
Aantal vestigingen	20

www.bernard.nl

Nederland

- Elektrotechnische Groothandel Bernard B.V., Capelle a/d IJssel

Winterhalter + Fenner

Omzet (x EUR miljoen)	65,8 [1]
CEO	J. (Johannes) Kuhn
Aantal vestigingen	4

www.w-f.ch

www.electrolan.ch

Zwitserland

- Winterhalter + Fenner AG, St. Gallen
- ElectroLAN SA, Neuchâtel

Hagemeyer Austria

Omzet (x EUR miljoen)	48,7 [1]
Manager	K. (Kurt) Fehringer
Aantal vestigingen	3

Oostenrijk

- Schweitzer Elektrogroßhandel GmbH, Wenen
- ELIN Elektrohandel GmbH, Wenen, Graz

[1] Omzet in het boekjaar

Verenigd Koninkrijk & Ierland

Hagemeyer UK

Omzet (x EUR miljoen)	1.214,8 [1]
CEO	A.H. (Tony) Burr
Aantal vestigingen	307

www.hagemeyer.co.uk

Verenigd Koninkrijk

- Newey & Eyre
- Dunlop & Hamilton
- Ross Electrical
- Lerwick Engineering Supplies & Services
- Hagemeyer Control and Automation
- WF Electrical
- A&A Security Technologies
- Parker Merchanting

Ierland

- Eastern Electrical
- Gen-Weld Safety Equipment

Noord-Europa

Elektroskandia

CEO	U.A. (Ulf) Gundemark

Elektroskandia Zweden

Omzet (x EUR miljoen)	503,5 [1]
CEO	U.A. (Ulf) Gundemark
Aantal vestigingen	44

www.elektroskandia.se
www.elektroskandia.com.cn
www.elektroskandia.com.br

Zweden

- Elektroskandia AB, Stockholm
- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China
- Elektroskandia Indústria E Commércio Ltda., Sao Paulo, Brazilië

Elektroskandia Noorwegen

Omzet (x EUR miljoen)	197,3 [1]
CEO	J.E.W. (Espen) Asheim
Aantal vestigingen	22

www.elektroskandia.no

Noorwegen

- Elektroskandia AS, Oslo

[1] Omzet in het boekjaar

Elektroskandia Finland

Omzet (x EUR miljoen)	188,4 [1]
CEO	M.T. (Markku) Nihti
Aantal vestigingen	41

www.elektroskandia.fi
www.elektroskandia.ru
www.elektroskandia.ee
www.elektroskandia.lv
www.elektroskandia.lt

Finland

- Elektroskandia Oy, Hyvinkää
- Cylinda Oy, Hyvinkää

Rusland

- Elektroskandia Ltd., St. Petersburg

Estland

- Elektroskandia AS, Tallinn

Letland

- Elektroskandia SIA, Riga

Litouwen

- UAB Elektroskandia, Vilnius

EL-Centrum [2]

Omzet (x EUR miljoen)	42,4
CEO	P. (Pawel) Wedrychowski
Aantal vestigingen	25

www.el-centrum.pl

Polen

- EL-Centrum S.A. (50%), Poznan

Zuid-Europa

ABM

Omzet (x EUR miljoen)	265,8 [1]
CEO	vacant
Aantal vestigingen	73

www.ABM.es

Spanje

- Mercantil Intercontinental, S.L. Unipersonal, Madrid
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife

[1] Omzet in het boekjaar

[2] Totale omzet voor het gehele jaar, het resultaat is meegenomen als aandeel in resultaat deelnemingen voor belastingen

Overige PPS ondernemingen

Stokvis Tape Group

Omzet (x EUR miljoen)	77,9 [1]
CEO	W.F. (Wim) Noorlander
Aantal vestigingen	13

www.stokvistapes.com

Nederland

- Stokvis Tape Group B.V., Zeist
- Stokvis Tapes Nederland B.V., Alblasserdam

België

- Stokvis Tapes N.V., Vilvoorde

Denemarken

- Stokvis Danmark A/S, Allerød

Finland

- Stokvis Tapes Oy, Nummela

Frankrijk

- Stokvis Tapes France S.A.S., Noisy-Le-Sec

Duitsland

- Stokvis Tapes Deutschland GmbH, Wuppertal

Hongarije

- Stokvis Tapes Magyarország kft., Budapest

Noorwegen

- Stokvis Tapes Norge AS, Vøyenenga

Zweden

- Stokvis Tapes Sverige AB, Norrköping

Verenigd Koninkrijk

- Stokvis Tapes (UK) Ltd., Tring

[1] Omzet in het boekjaar

Hagemeyer Procurement

CEO	J.S. (John) Hudson

Zwitserland

- Hagemeyer Procurement AG, Zürich

Professional Products en Services (PPS)

Noord-Amerika

Hagemeyer North America

Omzet (x EUR miljoen)	1.560,8 [1]
CEO	D.G. (David) Gundling
Aantal vestigingen	453

www.hagemeyerna.com
www.cambar.com
www.vallen.com
www.evallen.com
www.lionvallen.com
www.fittest.com
www.worldsafety.com
www.proveedora.com
www.tristate-electric.com
www.4electricalsupply.com
www.enconsafety.com
www.centuryvallen.com
www.ecambar.com
www.mmsisc.com
www.cambarcustom.com

Verenigde Staten

- CamBar, North Charleston, South Carolina
- Tristate, Hagerstown, Maryland
- Vallen Corporation, Houston, Texas
- Vallen Technical Services, Houston, Texas
- Encon Safety Products, Inc., Houston, Texas

Canada

- Hagemeyer Canada Inc., Edmonton, Alberta

Mexico

- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico
- CamBar de Mexico, Torreon Coahuila

[1] Omzet in het boekjaar

Azië-Pacific

Hagemeyer Asia Pacific Pty. Ltd.

CEO G.L. (Graham) Pickles

Hagemeyer Electrical Group

Omzet (x EUR miljoen)	386,2 [1]
CEO	R. (Robin) Norris
Aantal vestigingen	183

www.hagemeyerelectrical.com.au

Australië

- Hagemeyer Electrical Group LLP, Melbourne, Victoria

Hagemeyer Asia Pacific Electronics

Omzet (x EUR miljoen)	56,2 [1]
CEO	R.B. (Bob) Crabbe
Aantal vestigingen	11

www.ehape.com

www.hape.com.au

Australië

- Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria

Singapore

- Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore

Hagemeyer India

Omzet (x EUR miljoen)	6,0 [1]
CEO	R. (Rakesh) Kapoor
Aantal vestigingen	15

India

- Hagemeyer India Ltd., Mumbai

[1] Omzet in het boekjaar

Information Technology Products en Services (ITPS)

Hagemeyer Asia Pacific Pty. Ltd.

CEO	G.L. (Graham) Pickles

Tech Pacific

Omzet (x EUR miljoen)	1.647,3 [1]
CEO	S.N. (Shailendra) Gupta
Aantal vestigingen	44

www.techpac.com.au
www.techpacindia.com
www.techpac.com.sg
www.techpac.com.hk
www.techpac.co.nz
www.techpac.com.my
www.techpac.co.th

Australië

- Tech Pacific Australia Pty. Limited, Sydney, NSW

India

- Tech Pacific (India) Limited, Mumbai

Singapore

- Tech Pacific (Singapore) Pte. Ltd., Singapore
- Tech Pacific Holdings Pte. Limited, Singapore
- Tech Pacific India (Exports) Pte. Limited, Singapore

China

- Tech Pacific (HK) Ltd., Hong Kong

Nieuw Zeeland

- Tech Pacific (NZ) Limited, Auckland

Maleisië

- First Tech Pacific Distributors Sdn. Bhd., Petaling Jaya

Thailand

- Tech Pacific (Thailand) Co. Ltd., Bangkok

Pluz [2]

Omzet (x EUR miljoen)	265,3
CEO	D. (Dirk) Olivier
Aantal vestigingen	3

www.pluz.nl

Nederland

- Pluz B.V. (50%), Houten

[1] Omzet in het boekjaar

[2] Joint venture met Getronics, het totale resultaat is meegenomen als aandeel in resultaat deelnemingen voor belastingen

Agencies / Consumer Electronics

HCL

Omzet (x EUR miljoen)	496,3 [1]
CEO (Oceanië)	M.P. (Michael) Touma
CEO (Japan)	M. (Masahiro) Harada
CEO (Azië)	P.J. (Patrice) Brendle
Aantal vestigingen	90

www.hcl-group.com
www.hagemeyer.com.au
www.caronelwatches.com
www.cosaliebermann.co.jp

Australië

- Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW

Japan

- Cosa Liebermann KK, Tokyo

China

- HCL Ltd., Hong Kong
- HCL Group (Hong Kong) Ltd., Hong Kong
- Cosa Liebermann Limited, Hong Kong

Zuid-Korea

- Cosa Liebermann Korea Co. Ltd., Seoul

Micronesië

- Caronel Inc., Guam
- Caronel Saipan Inc., Saipan

Nieuw-Zeeland

- Hagemeyer (NZ) Ltd., Auckland

Taiwan

- Cosa Liebermann Limited, Taiwan Branch (HK),Taipei

[1] Omzet in het boekjaar

Hagemeyer Electronics (Haagtechno/Servicom)

Omzet (x EUR miljoen)	127,1 [1]
CEO Hagemeyer Electronics	H.W.N.A. (Wim) Jansen
CEO Haagtechno	F.A.W. (Frans) Hoogervorst
CEO Panasonic-Centre	M.M.A.M. (Marcel) Farla
Aantal vestigingen	1

www.panasonic.nl

Nederland

- Hagemeyer Electronics Holding B.V., Naarden
- Haagtechno B.V., 's-Hertogenbosch
- Panasonic-Centre Nederland (Servicom B.V.), Den Haag

Fodor

Omzet (x EUR miljoen)	73,0 [1]
CEO	G.H. (Gerrit) Bosman
Aantal vestigingen	1

Nederland

- Fodor Servicecentrum B.V., Rotterdam
- Fujifilm Nederland B.V., Rotterdam

GPX

Omzet (x EUR miljoen)	125,3 [1]
CEO	W.L. (Bill) Fetter
Aantal vestigingen	3

www.gpx.com

Verenigde Staten

- GPX, Inc. (85%), St. Louis, Missouri
- Bantam Interactive Technologies, Inc. (85%), St. Louis, Missouri

China

- D.P.I. (H.K.) Limited (85%), Hong Kong
- Zhongshan D.P.I. Electronics Co. Ltd. (85%), Zhongshan City

Een complete lijst van vennootschappen verbonden met de Hagemeyer Groep is verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap.


HAGEMEYER

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
Postbus 5111
1410 AC Naarden
Telefoon : 035 695 76 11
Fax : 035 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Productie:
Corporate Services bv, Amsterdam